You know us of course. Still, we'd like to reintroduce ourselves.

Bell today is a company confidently moving forward. Thanks to the essential changes we made in 2008, we've become a leaner company striving to be more responsive to our customers' needs. We're determined to realize our goal: For Bell to be recognized by customers as Canada's leading communications company.

Bell today just got better

Bell subscribers (in thousands)	2008	2007	2006
Wireless	6,497	6,216	5,954
High-speed Internet	2,054	2,004	1,877
Video	1,852	1,822	1,820
Local telephone (adjusted)	7,436	7,859	8,439

BCE operations
Revenue (in millions)	17,698	17,752	17,554
EBITDA[1] (in millions)	7,004	6,994	6,790
Operating income (in millions)	2,864	3,479	3,314
Net earnings applicable to common
shares (in millions)	819	3,926	1,937
Adjusted net earnings[1,2] (in millions)	1,811	1,884	1,676
Net earnings per common share	1.02	4.88	2.25
Adjusted net earnings per common share1, [2]	2.25	2.34	1.95
Dividends declared per common share	0.73	1.46	1.32
Common dividend payout ratio	71.7%	29.2%	60.4%
Free cash flow[1] (in millions)	1,689	1,960	1,810
Cash from operating activities (in millions)	5,912	5,733	5,357
Capital expenditures (in millions)	2,988	3,144	3,121
Capital intensity	16.9%	17.7%	17.8%

BCE financial position
Total assets (in millions)	39,663	38,230	37,415
Common shareholders’ equity (in millions)	14,541	14,462	11,697
Total debt to total assets (times)	0.31	0.30	0.35
Long-term debt to total shareholders’
equity (times)	0.70	0.65	0.97
Market capitalization (in millions)	20,182	31,930	25,359
Price to earnings ratio	24.64	8.13	13.96

1	The terms EBITDA, adjusted net earnings and free cash flow are non-GAAP Financial measures. Refer to the section entitled Non-GAAP Financial Measures in the MD&A contained herein for more details concerning such non-GAAP financial measures including a reconciliation to the most comparable Canadian GAAP financial measures.
2	Before restructuring and other, net losses (gains) on investments and costs incurred to form Bell Aliant.

Dear fellow shareholders,

2008 was an exceptionally eventful year for your Company, one that began with a privatization effort and ended with BCE better positioned than ever to succeed as a public company.

The outcome of the transaction effort, initiated in 2007 and ultimately terminated on December 12, 2008, was a tremendous disappointment to our shareholders and our team alike. We viewed the transaction as the best option for creating shareholder value at that time – but times changed rapidly, and the deteriorating global capital markets meant the transaction did not close.

Yet even as the transaction drew near to its conclusion, the Company was undergoing a fundamental transformation.

BCE accelerated its move forward as an operating company led by a resurgent Bell Canada. In July 2008, our new Chief Executive Officer George Cope and his team set a clear goal – for Bell to be recognized by customers as Canada’s leading communications company – and instituted a strategy to deliver a dramatically better customer experience, while attaining a competitive and cost-efficient operating structure.

Strong execution of that plan by the Bell team has resulted in steadily improving financial and operating results. This progress is supported by a sound overall financial strategy, based on strong liquidity and our ability to generate free cash flow growth to fund our financial obligations. That places BCE in a position of confidence in a time of economic uncertainty.

All these elements support BCE’s objective of returning value to our shareholders now and in the future. In December 2008, we moved quickly to reinstate the common share dividend, declared a fourth quarter 2008 common dividend, and initiated a share buy-back program. And, in February 2009, we announced that the common share dividend would increase by 5%.

While 2008 was a tumultuous year indeed for BCE and its shareholders, it concluded with your Company set on a clear path as a confident public company and an increasingly competitive and cost-effective operator. We have a prudent plan and a clear strategy in place to achieve our operational and financial objectives, all of them aimed at creating value, returning it to you today, and going forward.

Bell has a clear goal and the strategy to achieve it, as George Cope explains in greater detail. The Board has full confidence in your management team and its ability to continue to execute on its 5 Strategic Imperatives.

Already, the results show that we are a company moving forward.

I would like to recognize James A. Pattison, who will retire from the Board of Directors at our next Annual General Meeting on May 7, 2009. Jim served your Company admirably as a Director and as a member of the Corporate Governance Committee, and I thank him for his dedication, wisdom and leadership throughout his more than four years of service to you.

Three new director candidates have also been nominated for election to the Board at the AGM:

  Barry K. Allen – Senior Advisor, Providence Equity and a Director of Harley Davidson Inc. and of Fiduciary Management, Inc.

  Robert E. Brown – President and CEO of CAE Inc., Chairman of Groupe Aeroplan Inc., and a Director of CAE Inc. and ACE Aviation Holdings Inc.

  Paul R. Weiss – Retired KPMG Partner and a Director of Empire Life Assurance Company and of E-L Financial Services Ltd.

All of these distinguished nominees bring a wealth of corporate leadership and board experience to their roles. I greatly look forward to working with all of them.

(signed) Thomas C. O’Neill
Chair of the Board
BCE Inc.

Hello everyone,

I was very honoured to be named President and Chief Executive Offi cer of BCE and Bell Canada in July 2008. For someone who has been part of the dynamic and fast-growing Canadian communications industry for almost 25 years, both inside and outside Bell, leading the nation’s largest and best-known communications company is a true privilege.

The Bell team is dedicated to improving the customer experience. We realize that in an increasingly competitive and demanding marketplace, enhancing every possible interaction we have with our current and future customers is the key to building long-term value for your Company and you.

To that end, we began Bell’s move forward with the implementation of a 100-day plan in July that focused on delivering a better customer experience at every level, and in a more effi cient and cost-effective way than ever before. We have worked to restructure and re-energize the organization to focus on a clear new goal for Bell, and the strategy required to achieve it.

Our goal is straightforward:

FOR BELL TO BE RECOGNIZED BY CUSTOMERS AS CANADA’S LEADING COMMUNICATIONS COMPANY

We are executing on these 5 Strategic Imperatives required to deliver on that goal as quickly and efficiently as possible:

1. IMPROVE CUSTOMER SERVICE

2. ACCELERATE WIRELESS

3. LEVERAGE WIRELINE MOMENTUM

4. INVEST IN BROADBAND NETWORKS AND SERVICES

5. ACHIEVE A COMPETITIVE COST STRUCTURE

We have also put in place a new, more cost-efficient organizational structure to support our goal and strategic imperatives. By reducing the number of reporting levels at your Company from 11 to a maximum of 8, we’ve brought everyone at Bell  closer to the customer and quickened the pace of our decision making and responsiveness.

All of these efforts have meant steady progress in achieving the financial performance and building the financial flexibility required to be able to increase the value we return to our shareholders.

Bell achieved full-year operating revenues of $14.9 billion and EBITDA of $5.6 billion, growing by 1.5% and 2.2% respectively. The improved revenue performance resulted from higher wireless, video and high-speed Internet service revenues as well as from increased sales of IP and broadband connectivity services and ICT solutions. EBITDA growth resulted from solid wireless revenue growth and lower subscriber acquisition costs and improved profitability in our Video, Enterprise, and SMB units, and the substantial cost savings that resulted from the execution of the 100-day plan. We achieved this EBITDA growth and maintained stable margins in the face of declining economic conditions in the last half of 2008.

Before the investment of $741 million in new spectrum licenses, free cash flow available to our shareholders increased 24% in 2008 thanks to improved operating contributions and disciplined capital spending, even as investment in our wireless and wireline broadband networks accelerated. Our strong free cash flow in combination with adjusted net earnings in 2008 of more than $1.8 billion, or $2.25 per common share, provide a solid base for future growth and shareholder distributions.

The following section of this annual report will focus on each of Bell’s 5 Strategic Imperatives, highlighting in particular several game-changing service, network and marketing initiatives that are driving the achievement of our imperatives. You’ll find that the most visible new initiative undertaken in support of our strategy has been the introduction of the bold new Bell brand.

From its most sensible and straightforward changes, such as calling services what they are – Bell Internet and Bell TV rather than Sympatico and ExpressVu, for example – to its clean and dynamic new look, the new Bell brand reflects our focus on operating in the most clear-cut and efficient manner possible. It’s a brand that evokes the very best of Bell’s proud history while underlining our even brighter future.

Bell has already laid a solid foundation for our move forward as a customer-focused and competitive communications company, one dedicated to delivering value to you. We have the structure and the strategy to compete and win in the marketplace, and you have my commitment that we will execute every day and in every way required to fulfill that promise.

It is an honour to lead a Bell team dedicated to building on the good work of those who have come before in order to realize the opportunities that lie ahead for you and for the entire Bell organization.

(signed) George A. Cope
President and Chief Executive Officer
BCE Inc. and Bell Canada

Winning customers and keeping them is key to Bell’s success, and to achieving our goal. To get better at both, we must deliver a better overall customer experience at every level – and Bell is investing in our front-line service, broadband networks and distribution channels in order to do exactly that.

Bell has added hundreds of front-line team members to directly support our customers, and we’ve expanded training and support programs for all of our service groups, both at Bell and at our external suppliers. We’ve also determined that certain calls are best handled close to home. For that reason, we’ve announced that we’ll be bringing about a million calls a year back to Canada from our offshore suppliers.

We’ve purchased 2,000 fully equipped and newly branded trucks to update our fleet and enhance our Field Services capabilities. We’re working to deliver Mobility service faster than all of our competitors, and we now confirm all transactions by text or email to provide our wireless clients with peace of mind. And our retail locations are being redesigned to improve the overall in-store sales and service experience, including new service centres called SPA – for Service and Product Assistance – that offer warranty and repair and full call centre team support directly inside our stores.

While we have only begun our journey to delivering a better customer experience, the investments made in our teams, our service programs and our networks will move us closer to achieving our goal: To be recognized by customers as Canada’s leading communications company.

The most prominent service developments are the programs we’ve developed as part of the 100-day plan for our residential customers: Same Day Next Day service, Express Install and – new for 2009 – Internet Full Install. All are gaining traction quickly, and all make Bell’s increasingly popular home services even more attractive versus the competition.

SAME DAY NEXT DAY SERVICE

With Same Day Next Day service, Bell technicians are dispatched to ensure residential service problems are fixed on the same day or the very next – at no charge. With completion rates of 95% on services such as Bell Home phone and Bell Internet (up from 86% in 2007), Same Day Next Day service is exactly the kind of support customers expect from a company dedicated to improving their overall experience.

EXPRESS INSTALL

Express Install is a premium service offering customers next-day installation of Bell TV, Bell Internet and Bell Home phone for a single fee, whether customers get one, two or all three services installed. While they can always opt for regular free installation on any of them, many customers want their new Bell products up and running as quickly as possible and at the time most convenient for them.

INTERNET FULL INSTALL

The newest service program is Internet Full Install, a hassle-free way for new customers to ensure their high-speed Bell Internet service is up and operating from Day One – including setup of email addresses and system optimization. With a plan to train more than 90% of technicians – up from 28% in 2007 – we plan to complete more than 300,000 full high-speed Internet installs in 2009, compared to just 5,000 two years ago.

The continuing explosion in the growth of data services – wireless data revenues increased by some 45% across the industry – and the ongoing rollout of new smartphones and other data devices will continue to drive the Canadian wireless business forward. Meanwhile, wireless penetration in Canada stands at just under 70%, meaning more than 30% of Canadians don’t yet have a mobile device.

Bell is ready to take full advantage of these opportunities.

We are rapidly enhancing and expanding distribution channels to make it easier for Canadians to buy our wireless products. We are rolling out new stores and kiosks for both our Bell Mobility and discount-brand Solo Mobile services in the highest-traffic areas. We are partnering with high-profile retailers like HMV to carry our wireless products. And, in March 2009, we announced our plan to acquire Canadian consumer electronics retailer The Source.

With more than 750 stores across the country, the addition of The Source will make Bell’s distribution network the largest in the Canadian communications business. The stores will carry Bell wireless products – including Bell Mobility, Solo Mobile and potentially Virgin Mobile – as well as Bell TV, Bell Internet and Bell Home phone services.

We are continually growing our roster of cool smartphones from leading suppliers such as LG, HTC, Palm, RIM and Samsung, a lineup that already rivals that of any competitor. Smartphones now represent more than half of Bell’s mobile handset selection, and data device activations were up 167% year over year in the fourth quarter of 2008.

Our smartphones are packed with even more value, thanks to industry-leading data services such as Canada’s largest mobile music library, new social networking and mobile messaging options, a range of new business-specific services, and exclusive content such as HBO mobile video, and unlimited video and audio access to hundreds of National Hockey League games and exclusive NHL content like ringtones and wallpaper.

In the fourth quarter of 2008, data revenue growth was 54%, representing 15% of our ARPU – up from 10% in 2007.

SHAMESH RAMSUNDER
Team Coordinator
Consumer Direct Marketing Centre
Toronto

We are winning an increasing number of residential customers back to Bell, with more of them buying multiple products from us. Our rate of total NAS losses dropped to 5.4% in 2008, and Bell is now the only major North American telco slowing the rate of residential local access line losses.

We are ready to maintain this positive momentum going forward in 2009 and beyond.

Bell Better Home Bundles, led by our Home phone and new international long distance offerings, are creating positive momentum. Bell TV continues to grow its lead in High Definition channels, which will accelerate further with the launches of the newest Bell-dedicated Nimiq satellites. And we continue to enhance our #1 position in high-speed Internet with innovative new services such as the Bell Video Store and popular new music and other entertainment offerings.

Canadian business runs on Bell. We have established relationships with a majority of Canada’s 800 largest corporations, delivering the most mission-critical applications in the government, financial, transportation and other corporate sectors, and we continue to lead in the small and medium business (SMB) marketplace.

From this position of strength, we will continue to offer the most advanced IP solutions, the most secure and reliable networks, and the most comprehensive and reliable customer sales, service and support by the largest team of ICT specialists in Canada.

Multi-protocol label switching (MPLS) is at the core of our network. All of our next generation services and applications such as collaboration, unified communication, managed security, network management and Internet Protocol Virtual Private Network (IP VPN), among others, use this platform, considered the best network of its kind in North America.

Our broadband networks are the foundation of Bell’s leading communications products and services and a major part of the better customer experience.

Continued investments in Fibre and ongoing expansion and enhancement of our high-speed wireless network will greatly increase the number of broadband customers we win and retain. Overall, Bell has invested close to $3 billion in its broadband Internet and high-speed wireless networks in the last four years alone.

We are greatly accelerating the rollout of our high-speed Fibre to the Node (FTTN) network, with about 2.4 million homes covered today and 5 million expected to be passed by 2012. FTTN is a key driver of improved product performance, decreasing customer churn and increasing average revenue per user.

The new Fibre to MDU (multi-dwelling unit) program announced as part of the 100-day plan offers the benefits of high-speed fibre to thousands of residents in hundreds of new high-rise developments. In major markets such as Toronto and Montréal, as many as 25% of our customer base live in MDUs.

Bell’s MPLS network is best-in-class across North America, offering modern IP support for major Enterprise users. Our investments in our IP core have dramatically reduced outages and repair times for Enterprise customers and contributed to the exceptionally positive momentum in this sector.

In wireless, we’ve delivered coverage for 90% of the Canadian population with our existing 3G EVDO network, providing Bell customers access to the largest 3G network in Canada.

By early 2010, we’ll have added a national broadband HSPA network alongside EVDO, providing our customers with the widest possible choice in Third Generation (3G) wireless products and services. HSPA also sets the stage for our move to the global Fourth Generation (4G) high-speed wireless standard in coming years.

Bell is focused on ensuring its costs match or beat those of its industry competitors. We are building the most cost-effective structure possible and maximizing efficiency and productivity in all our processes and operations.

Every dollar invested will contribute to attracting and keeping customers by enhancing our service, improving our networks, boosting our distribution capabilities or rolling out the products our customers will use the most.

Bell’s new organizational structure emphasizes the focus on customer experience and improved service delivery. We’ve reduced the number of reporting levels within the company from 11 to a maximum of 8, which resulted in a reduction of executives by 30% and overall management positions by approximately 15%.

These reductions were the product of carefully planned structural streamlining and organizational consolidation, span of control expansion, and the elimination of functions that did not support our goal or strategy. Combined with other cost reduction initiatives, they are expected to provide annualized savings of approximately $400 million.

We’re building a pay for performance culture at Bell, with management base compensation unchanged since 2007 and with performance tied to variable pay built around the 5 Strategic Imperatives.

Other cost control initiatives include tighter capital management and rigorous governance, vendor management, tighter network provisioning levels that extend the life of assets, and leveraging of common IT platforms. We continue to improve collections and payables, and are driving down support costs with significant reductions in discretionary spending. We’ve also integrated subsidiaries and business units and exited non-core businesses such as Bell New Ventures.

Meanwhile, we are accelerating investment in the areas that will move our business forward in 2009 and beyond – 80% of our investments are focused directly on our 5 Strategic Imperatives, including our national HSPA wireless rollout and the acceleration of our FTTN deployment.

With less than a year to the 2010 Winter Games in Vancouver and Whistler, next February, Bell is ready and eager to bring the world the first all-IP Olympic and Paralympic Winter Games.

Every image that Vancouver 2010 Winter Games TV viewers see, every story they read around the world, every real-time score transmitted – all of it will be delivered over technology designed and implemented by Bell. Bell’s commitment to the 2010 Winter Games includes a technological solution that will be the core communications backbone of the Games – a comprehensive telecommunications solution, full national and international broadcast support, and complete Internet, portal and other communications services.

THE FASTEST GAMES-READY NETWORK BUILD

Over a year ahead of the Opening Ceremonies next February, Bell technicians have migrated the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games from the Bell commercial network to a new, Games-dedicated technology network.

It is the fastest Games-ready network ever put in place by a host country. Bell’s 2010 services are being studied by the organizing committees from London 2012 and Sochi 2014 as a “best-in-class” telecommunications solution.

Bell’s fibre optic network will provide all voice, data and broadcast services for fans, media, athletes and officials from around the world, including 400,000 private radio calls, more than 10,000 hours of dedicated broadcast TV coverage to more than three billion viewers, and scoring results from all events, all on a dedicated network.

Bell’s technology solution also includes supporting the wireless communications demands of more than a million Canadian, North American and international visitors, close to 30,000 staff and volunteers, at least 10,000 media representatives and approximately 5,000 athletes.

LONG-TERM INVESTMENT AND GROWTH

The fulfillment of our 2010 solution is not only a commitment to the Games, but also to our plans for long-term growth and investment. Every piece of our broadband build is part of our commitment to delivering a legacy to our business and to Canadians.

Beyond technology, Bell is committed to creating sustainable legacies that achieve positive economic and social results for communities involved in the 2010 Winter Games. For example, we are extending technology into inner city neighbourhoods, working with established not-for-profit grant makers to direct seed money to local projects in Vancouver and providing ongoing support for athletes and athletics.

Bell is also a presenting sponsor of one of the 2010 Winter Games’ signature events: the Vancouver 2010 Cultural Olympiad. This will showcase some of the finest in Canadian and international arts and popular culture through a series of festivals in 2009 and 2010.

And when the Olympic Flame begins its journey across Canada on October 30, Bell will be there as a Signature Supporter of the Vancouver 2010 Olympic Torch Relay. The flame will travel 45,000 kilometres, visit more than 1,000 communities and places of interest, and be carried by 12,000 torchbearers, making it the longest torch relay route ever in a single country.

Bell business and residential technicians undergo continual, industry-best training to ensure our customers receive the highest levels of support.

LYNE MORIN
Business Technician
Field Services
Montréal

As a responsible and active corporate citizen, Bell and its national team are committed to enabling economic growth, connecting communities and safeguarding the natural environment.

The company governs its operations according to rigorous principles of ethical business conduct, and supports the United Nations’ Global Compact principles addressing human rights, labour, environmental and anti-corruption issues.

In 2008, Bell released its Supplier Code of Conduct, an integral part of all new contracts. This Code outlines for any person or fi rm selling to Bell the company’s expectations in terms of labour, ethics, health and safety, and the environment. We require suppliers to take all reasonable measures to uphold the Code not only within their own operations but also across their entire supply chains.

Bell customers count on our network to be available and secure. We take great care to ensure the security and resiliency of all our networks – local, national, wireline and wireless – as well as our services. We strive to ensure confi dentiality, integrity and availability of service. To that end, we constantly review our security policies and procedures, ensuring that they refl ect current security trends and international technology standards.

REDUCING OUR ENVIRONMENTAL FOOTPRINT

Our award-winning Bell Blue Box program has diverted more than 625,000 mobile phones and 100 metric tons of batteries and accessories from landfill. And for every mobile phone or PDA collected, we donate a dollar to WWF-Canada to support climate change and conservation work. About a million Bell customers now subscribe to paperless e-billing service, saving more than 70 million sheets of paper a year – equivalent to a forest of 13,000 trees. For all administrative, billing and marketing purposes, Bell uses paper that is FSC certified or that contains a minimum of 25% post-consumer recycled fibres.

INVESTING IN OUR COMMUNITIES

Through our Connected to Communities initiative, we support children’s hospitals and paediatric innovations. We partner with organizations like Cybertip.ca and Media Awareness Network to help keep kids informed and safe online.

We support programs such as Kids Help Phone, a resource that’s always there for young people when they need the kind of personal and confidential assistance that the organization’s professional counsellors provide annually to more than 2.2 million kids from 3,000 communities across Canada.

The Bell team works hard to support its communities, directly donating millions of dollars and investing more than 440,000 volunteer hours into the neighbourhoods where we all live and work from coast to coast.

With its approximately $20 million in direct investment in charitable initiatives, including matching donations to United Way/Centraide and for employee volunteer grants supporting a range of charities – community sport organizations, local hospitals and healthcare associations, and other service agencies – Bell remains a leader in community investment nationwide.

MANAGEMENT’S DISCUSSION		NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AND ANALYSIS
		Note 1	Significant Accounting Policies	85
About Forward-Looking Statements	18	Note 2	Going-Private Transaction	91
About Our Business	19	Note 3	Segmented Information	91
Strategic Imperatives	24	Note 4	Restructuring and Other	94
Business Outlook	26	Note 5	Other (Expense) Income	95
2008 Operating Highlights	27	Note 6	Interest Expense	95
Selected Annual and Quarterly Information	29	Note 7	Income Taxes	96
Financial Results Analysis		Note 8	Discontinued Operations	97
Consolidated Analysis	32	Note 9	Earnings Per Share	98
Segmented Analysis	39	Note 10	Accounts Receivable	98
Financial and Capital Management	46	Note 11	Inventory	99
Our Competitive Environment	53	Note 12	Capital Assets	99
Our Regulatory Environment	56	Note 13	Other Long-Term Assets	100
Assumptions and Risks that Could Affect		Note 14	Goodwill	100
Our Business and Results	63	Note 15	Accounts Payable and Accrued Liabilities	102
Our Accounting Policies	69	Note 16	Debt Due Within One Year	102
Controls and Procedures	75	Note 17	Long-Term Debt	103
Non-GAAP Financial Measures	75	Note 18	Other Long-Term Liabilities	104
		Note 19	Non-Controlling Interest	104
REPORTS ON INTERNAL CONTROL		Note 20	Financial and Capital Management	104
		Note 21	Share Capital	107
Management’s Report on Internal Control over Financial Reporting	78	Note 22	Stock-Based Compensation Plans	110
Report of Independent Registered Chartered Accountants	79	Note 23	Accumulated Other Comprehensive Income	113
		Note 24	Employee Benefit Plans	113
CONSOLIDATED FINANCIAL STATEMENTS		Note 25	Commitments and Contingencies	117
		Note 26	Guarantees	119
Management’s Responsibility for Financial Reporting	80	Note 27	Supplemental Disclosure for Statements of Cash Flows	120
Report of Independent Registered Chartered Accountants	81
Consolidated Statements of Operations	82	Glossary		121
Consolidated Statements of Comprehensive Income	82	Board of Directors		122
Consolidated Statements of Deficit	82	Executives		123
Consolidated Balance Sheets	83	Shareholder Information – Tax Information		124
Consolidated Statements of Cash Flows	84

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred to herein as Bell, and comprises our Bell Wireline and Bell Wireless segments. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities on and after such date.
     All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to our glossary on page 121 for a list of defined terms.
     Please refer to BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2008 when reading this MD&A. In preparing this MD&A, we have taken into account information available to us up to March 11, 2009, the date of this MD&A, unless otherwise stated.
     You will find more information about us, including BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2008 and BCE Inc.’s annual information form for the year ended December 31, 2008 dated March 11, 2009 (BCE 2008 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
     This MD&A comments on our operations, performance and financial condition for the years ended December 31, 2008, 2007 and 2006.

ABOUT FORWARD-LOOKING STATEMENTS

BCE’s 2008 annual report, including this MD&A and in particular the sections of this MD&A entitled Strategic Imperatives and Business Outlook, contain forward-looking statements concerning, among others, BCE’s objectives, plans, strategic priorities, financial condition, results of operations and business outlook. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in BCE’s 2008 annual report, including in this MD&A, describe our expectations at March 11, 2009. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to numerous risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our objectives, plans, strategic priorities and business outlook may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize. Forward-looking statements are provided in BCE’s 2008 annual report, including in this MD&A, for the purpose of giving information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.
     Forward-looking statements made in BCE’s 2008 annual report, including in this MD&A, are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. Refer, in particular, to the sections of this MD&A entitled Strategic Imperatives, Business Outlook and Assumptions and Risks that Could Affect Our Business and Results for a discussion of certain assumptions we have made in preparing forward-looking statements.
     Factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements include: general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plan in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of advanced wireless services (AWS) spectrum, and the resulting impact on our ability to retain existing and attract new customers, and on our pricing strategies and financial results; increased contributions to employee benefit plans; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; events affecting the operations of our service providers operating outside Canada; our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s share buy-back program and dividend payments and to fund capital and other expenditures; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on its subsidiaries’ ability to pay dividends; stock market volatility; depending, in particular, on the economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE Inc.’s dividend policy will be maintained; Bell Aliant’s ability to make distributions to BCE Inc. and Bell Canada; health

18   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

concerns about radio frequency emissions from wireless devices; delays in completion of the high speed packet access (HSPA) overlay of our wireless network and the successful implementation of the network build and sharing arrangement with TELUS Communications Company to achieve cost efficiencies and reduce deployment risks; the timing and completion of the proposed acquisition by Bell Canada of national electronics retailer The Source by Circuit City is subject to closing conditions and other risks and uncertainties; and loss of key executives. These and other risk factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this MD&A and, in particular, under Our Competitive Environment, Our Regulatory Environment and Assumptions and Risks that Could Affect Our Business and Results.
     We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.
     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other unusual items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and non-recurring and other unusual items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

ABOUT OUR BUSINESS

BCE is Canada’s largest communications company. We are a comprehensive provider of wireline voice and wireless communications services, Internet access, data services and video services to residential, business and wholesale customers. In 2008, we reported the results of our operations in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Bell, which encompasses our core operations, is the largest local exchange carrier in Ontario and Québec, and is comprised of our Bell Wireline and Bell Wireless segments. We also own a 44.2% interest in, and control, Bell Aliant, the incumbent carrier in Canada’s Atlantic provinces and in rural Ontario and Québec. For the year ended December 31, 2008, we generated consolidated operating revenues of $17,698 million, consolidated operating income of $2,864 million, and EBITDA(1) of $7,004 million.
     Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We discuss our consolidated operating results in this MD&A, as well as the operating results of each segment. See Note 3 to the consolidated financial statements for additional information about our segments. We also discuss our results by product line to provide further insight into our operations.

Termination of Privatization Transaction

BCE Inc. entered into a definitive agreement dated June 29, 2007 (as subsequently amended, the Definitive Agreement) to be acquired by a corporation (the Purchaser) owned by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity. The transaction was to be completed through a plan of arrangement and was scheduled to close on or before December 11, 2008.
     The closing of the privatization transaction (the Privatization) was contingent upon the fulfillment of several closing conditions, including, pursuant to Section 8.1(f) of the Definitive Agreement, the receipt at the effective time (on December 11, 2008, the outside date for the closing of the Privatization) of a positive solvency opinion from KPMG LLP (KPMG) stating that BCE Inc. would be “Solvent” (in accordance with the solvency tests set out in the Definitive Agreement) as at the effective time and immediately following the closing of the Privatization.
     On December 11, 2008, BCE Inc. announced that it had received from the Purchaser on December 10, 2008 a notice purporting to terminate the Definitive Agreement. BCE Inc. disputes that the Purchaser was entitled to terminate the Definitive Agreement on December 10, 2008, as such notice was delivered prematurely, prior to the outside date for closing of the Privatization (i.e., December 11, 2008), and is therefore invalid. Also on December 11, 2008, BCE Inc. announced that it had received confirmation from KPMG that it would not be able to deliver an opinion that BCE Inc. would meet, post-transaction, the solvency tests set out in the Definitive Agreement. All closing conditions had been satisfied by BCE Inc., other than the solvency opinion, a condition to closing that was to be satisfied by its nature at the effective time.
     In light of these developments, BCE Inc. terminated the Definitive Agreement in accordance with its terms on December 12, 2008, and demanded payment of the $1.2 billion break-up fee from the Purchaser. The demand for payment was refused or neglected by the Purchaser and its guarantors (the Ontario Teachers’ Pension Plan and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC). On December 17, 2008, BCE Inc. filed a motion to institute legal proceedings against the Purchaser and its guarantors in the Québec Superior Court in respect of the payment of the $1.2 billion break-up fee.

(1)

EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE Inc. – 2008 Annual Report   19

Management’s Discussion and Analysis

New Executive Team

On July 11, 2008, George Cope was appointed to the boards of directors and named President and Chief Executive Officer (CEO) of BCE Inc. and Bell Canada. Concurrently, we unveiled a streamlined organizational structure, including a new executive team led by Mr. Cope that reduced the total number of BCE Inc. and Bell Canada senior executives by approximately 30% from 17 to 12. The new executive team emphasizes the organization’s focus on the customer experience and improving service delivery.

New Corporate Brand

We launched our new corporate brand on August 8, 2008 complete with a new logo, tagline and advertising campaign. The new branding is straightforward and benefit-focused, and directly supports our strategy of delivering a better customer experience at every level. Underlining the straightforward nature of the brand, we changed the names of some of Bell’s services as part of the launch to make clear exactly what we deliver to customers. Bell ExpressVu Limited Partnership’s video service is now Bell TV, Bell Sympatico’s Internet access service is now Bell Internet and Bell Residential phone service is now Bell Home Phone.

Returning Value to Shareholders

On February 11, 2009, BCE Inc. announced, subject to being declared by its board of directors, a 5% increase in its annualized common share dividend from $1.46 to $1.54 per share.
     On December 12, 2008, BCE Inc. announced plans to undertake a share buyback through a normal course issuer bid (NCIB). On December 19, 2008, BCE Inc. announced that the Toronto Stock Exchange (TSX) had approved the NCIB. Under the NCIB, the company is entitled to repurchase for cancellation up to 40 million common shares over the 12-month period starting on December 23, 2008 and ending on December 22, 2009, representing approximately 5% of BCE Inc.’s issued and outstanding common shares. Purchases may be made through the TSX and may also be made through the New York Stock Exchange (NYSE) or by such other means as may be permitted by the TSX and/or NYSE. BCE Inc.’s board of directors has authorized this program because, in its opinion, the purchase by BCE Inc. of its common shares represents an appropriate use of funds to increase shareholder value. In order to facilitate repurchases of its common shares under its NCIB, the company entered into an automatic share purchase plan with a broker. Under this plan, the broker may repurchase shares under the NCIB at any time including, without limitation, when BCE Inc. would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. At February 28, 2009, 22.2 million common shares, representing 55% of the NCIB, had been repurchased under BCE Inc.’s NCIB.

Bell Wireline Segment

Our Bell Wireline segment provides local telephone, long distance, data (including Internet access and information and communications technology (ICT) solutions) and other communications services to residential, small and medium-sized business (SMB) and large enterprise customers primarily in the urban areas of Ontario and Québec. We sell local telephone and long distance services under the Bell Home Phone brand and Internet access under the Bell Internet brand. Through Bell ExpressVu, we also provide DTH video services on a nationwide basis under the Bell TV brand, and we are the only telecommunications company in North America with a wholly owned and long-established national video offering, allowing us to provide a comprehensive quadruple-play bundle of communications services. Also included in this segment are the results of our wholesale business, which provides local telephone, long distance, data and other services to resellers and other carriers; our Bell West unit, which offers competitive local exchange carrier (CLEC) services to business customers in Alberta and British Columbia; and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services to less populated areas of Canada’s northern territories.

Bell Wireless Segment

Our Bell Wireless segment provides wireless voice and data communications products and services to residential, SMB and large enterprise customers across Canada. Our wireless services, offered over technologically advanced national wireless networks, are available to virtually all of the Canadian population. At December 31, 2008, we had approximately 6.5 million wireless subscribers, 73% of which were postpaid customers. Bell Wireless includes the results of operations for Bell Mobility Inc. (Bell Mobility), Virgin Mobile Canada (Virgin), our 50%-owned joint venture, and the wireless operations of Northwestel. Virgin is a mobile virtual network operator (MVNO) providing mobile service nationwide.

Bell Aliant Segment

Our Bell Aliant segment provides local telephone, long distance, Internet, data, video, wireless and other ICT services to residential and business customers in Canada’s Atlantic provinces, and in rural Ontario and Québec. Bell Aliant provides IT services through its IT division, xwave. Formed on July 7, 2006, Bell Aliant is one of the largest regional telecommunications service providers in North America. At December 31, 2008, BCE owned approximately 44.2% of Bell Aliant, with the remaining 55.8% publicly held. BCE has the right to elect a majority of the board of directors of Bell Aliant Regional Communications Holdings Inc. and, therefore, controls Bell Aliant.

20   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

Telesat Canada (Telesat) Segment

We sold our investment in Telesat on October 31, 2007. Telesat provides satellite communications and systems management and also provides consulting services in establishing, operating and upgrading satellite systems worldwide. In conjunction with the sale, a set of commercial arrangements between Telesat and Bell TV were put into place that provide Bell TV access to current and expanded satellite capacity. Telesat is not accounted for as discontinued operations as a result of these ongoing commercial arrangements. With the sale of Telesat, BCE’s financial and operating results subsequent to October 31, 2007 no longer reflect Telesat’s contribution.

Bell Products and Services

The following table shows selected data on Bell’s operations from 2006 to 2008.

BELL WIRELINE	2008	2007	2006

WIRELINE

Local network access services (NAS) net losses (thousands) (1) (2)	(423)	(511)	(463)
Local NAS (thousands) (1) (2) (3)	7,436	8,176	8,745

Adjusted local NAS net losses (thousands) (4)	(423)	(580)	(617)
Adjusted local NAS (thousands) (4)	7,436	7,859	8,439

Long distance conversation minutes (millions)	11,771	12,500	13,256
Long distance average revenue per minute (cents)	8.9	9.1	9.2

DATA

High-speed Internet net activations (thousands)	50	124	154
High-speed Internet subscribers (thousands) (5)	2,054	2,004	1,877

VIDEO

Video net activations (thousands)	30	2	93
Video subscribers (thousands)	1,852	1,822	1,820
Average revenue per subscriber (ARPS) ($/month)	65.37	59.69	53.85
Churn (%) (average per month)	1.2%	1.2%	1.0%

BELL WIRELESS

WIRELESS

Net activations (thousands) (6)	351	408	513
Subscribers (thousands) (6) (7) (8) (9)	6,497	6,216	5,954
Average revenue per unit (ARPU) ($/month) (10)	54.29	53.92	51.18
Churn (%) (average per month) (10)	1.6%	1.7%	1.5%
Cost of acquisition ($/subscriber) (10)	395	404	420

(1)	At the beginning of 2008, an adjustment of 44,000 lines was made to our NAS customer base, reflecting an extensive review of our historical customer account records.
(2)	In 2008, we adjusted our beginning-of-period business NAS customer base to write-off 273,000 lines following formal notification received from a major wholesale customer in 2007 that it was in the process of migrating all of its subscribers onto its own network facilities.
(3)	In 2007, our business NAS subscriber base was decreased by 58,000 lines to reflect an adjustment in the calculation of local interconnections. This adjustment did not impact net losses for 2007.
(4)	NAS has been adjusted for 2006 and 2007 to reflect notes (1) and (2) above.
(5)	In 2007, our high-speed Internet subscriber base was increased by 18,000 to adjust for prior-year deactivations related to a major upgrade of our order management system. In addition, our high-speed Internet subscriber base was decreased by 15,000 to adjust for the removal of customers who had no network usage in 2007.
(6)	Total wireless net activations and end-of-period subscribers include 100% of Virgin’s subscribers.
(7)	In 2008, wireless subscriber base reflected the removal of 37,000 analog subscribers (11,000 postpaid and 26,000 prepaid) due to the decommissioning of the analog network. Additionally, the tightening of Virgin credit and activation processes resulted in 32,000 Virgin postpaid subscribers being removed from the subscriber base.
These adjustments are not included in the net activation or churn metrics.
(8)	In 2008, beginning of period wireless subscriber base was decreased by 1,000 (postpaid increased by 6,000 and prepaid decreased by 7,000) as a result of the integration of Aliant Mobility’s billing system.
(9)	In 2007, our wireless subscriber base was decreased by 146,000 as a result of a change to our prepaid deactivation policy.
(10)	Wireless ARPU, churn and cost of acquisition (COA) reflect the 50% portion of Virgin’s results that are consolidated.

Bell is our primary operational focus and the largest component of our business.
     Legacy services, as referred to in this MD&A, are those services, such as long distance and local telephone services, voice private lines and dedicated digital private line services, that we offer over our traditional circuit-switched voice and data networks. Growth services, as referred to in this MD&A, are made up of our wireless, video, high-speed Internet and other services, including ICT solutions.
     Our Bell Wireline segment generates revenues from the following five major lines of business:

  local and access services

  long distance services

  data services

  video services

  equipment and other.

BCE Inc. – 2008 Annual Report   21

Management’s Discussion and Analysis

Local and Access Services

Bell operates an extensive local access network that provides local telephone services to residential and business customers primarily in the urban areas of Ontario and Québec including major urban centres such as Toronto, Montréal, Ottawa, Québec City, Hamilton and London. We also provide local telephone services to business customers in Alberta and British Columbia through our Bell West unit and to less populated areas of Canada’s northern territories through Northwestel. The 7.4 million NAS we provide to our customers are key in establishing customer relationships and are the foundation for the other products and services we offer. Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

  value-added services (VAS) such as call display, call waiting and voicemail services provided to competitors accessing our local network connections to and from our local telephone service customers for competing long distance service providers subsidies from the National Contribution Fund to support local service in high-cost areas.

We offer a variety of Bell Home Phone packages that include unlimited local phone calling with a number of different VAS depending on the package chosen by the customer. When combined with our other products to form a service bundle, a customer is eligible to receive a monthly discount. To qualify, a customer must subscribe to at least two of the following products: Bell Home Phone, Bell Long Distance, Bell Internet, Bell TV and Bell Mobility. Customers subscribing to one of our bundle-eligible plans receive a single bill for all of their Bell services.
     In 2007, we began offering a new calling plan that enables customers to make and receive unlimited local phone calls between any and all Bell mobile or landline phones for a flat monthly fee.
     We faced significant competitive pressure from cable companies in 2008 as a result of them offering voice services over their networks. Cable telephony in particular is being driven by its inclusion in discounted bundles and is now offered by cable operators in numerous markets including Toronto, Montréal, Québec City, Ottawa-Gatineau, Hamilton, London and Kitchener-Waterloo, as well as other smaller centres. The rollout of the cable companies’ footprints continues to put downward pressure on our market share, especially in the residential market.
     The Canadian Radio-television and Telecommunications Commission (CRTC) regulates rates for services in our incumbent territories that are subject to regulation. While the market for telephone services in Canada has seen increased competition since 2005 due mainly to the launch and expansion of telephony services by cable operators, recent regulatory changes have improved the competitive environment for Bell from one that heavily favoured its competitors to a more level playing field. Prior to these changes, Bell’s marketing, pricing, bundling and customer winback strategies relating to local services were restricted, limiting our ability to compete against cable telephony and Voice over Internet Protocol (VoIP) providers which did not face such restrictions. On April 4, 2007, the Canadian Minister of Industry eliminated customer winback and promotional restrictions for local exchange services. We believe that these changes, along with recent decisions made by the CRTC, deregulating over 90% of Bell Canada’s residential telephone access lines and over 80% of Bell Canada’s business telephone access lines, allow for significant improvements in our operating flexibility and have improved our ability to compete effectively with other local service providers, bundle our services and offer more value to our customers.
     See Our Regulatory Environment for a more detailed discussion of local residential service and business service forbearance.

Long Distance Services

We provide domestic and international long distance voice services to residential and business customers. These services include a wide variety of subscription plans ranging from monthly unlimited provincial or North American calling plans catering to heavy callers to various pay-per-minute plans for more casual callers.
     We also provide wholesale access service to other carriers and resellers, and receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
     In June 2008, we began offering an unlimited world long distance plan to Bell Bundle customers that allows for unlimited long distance calls to more than 50 countries, including within Canada and the United States, for one low monthly price.
     We experience significant competition in the provision of long distance service from VoIP service providers and cable companies and others, dial-around providers and prepaid card providers, as well as from traditional competitors such as inter-exchange carriers and resellers. We have also started experiencing competition from telecommunications providers such as Skype Technologies (a division of eBay) that provide equivalent long distance service at low prices using PCs and broadband connections.
     Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are.

Data Services

We provide high-speed Internet access service under the Bell Internet brand through digital subscriber line (DSL) technology for residential and business customers. At December 31, 2008, we provided high-speed Internet access to more than two million customers, whether through DSL, fibre-optic or wireless broadband service. Our high-speed Internet access footprint in Ontario and Québec reached more than 92% of homes and business lines passed at December 31, 2008.

22   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

     We currently offer three DSL packages for the light to heavy user, marketed as Essential, Performance and Max, which provide speeds of up to 500 KB per second, 7 Mbps and 16 Mbps, respectively.
     In addition, we offer Bell WiMAX, a nationwide portable wireless broadband service that delivers wireless Internet access with speeds of up to 3 Mbps. This service is enabled through the network provider Inukshuk Wireless Inc. (Inukshuk), a joint venture between Bell Canada and Rogers Communications Inc. (Rogers). Inukshuk was launched in 2003 to provide wireless high-speed Internet access across Canada using spectrum in the 2.5 GHz range. At December 31, 2008, Inukshuk’s wireless broadband network covered approximately 7.8 million households, representing more than 63% of the population in 45 urban centres across Canada.
     We also collaborate with Microsoft Corporation to offer Canadians the Sympatico.MSN.ca portal. The portal receives over 20 million unique visitors per month and reaches approximately 86% of online Canadians.
     We also sell a full range of data services to business customers. In addition to Internet access, some of the services we offer include:

  Internet protocol (IP)-based Services – Bell manages the largest IP multi-protocol label switching (MPLS) footprint of any Canadian provider. Our IP-based services include IP virtual private networks, Ethernet, business Internet and VoIP

  ICT Solutions – Bell provides ICT solutions that include professional, managed, and infrastructure services.

We also continue to offer legacy data services, such as integrated services digital network, frame relay and ATM services to existing customers. The market for these services is declining over time as customers migrate to newer technologies.

Video Services

We are Canada’s largest digital television provider, nationally broadcasting more than 500 all-digital video and audio channels and a wide range of domestic and international programming. We currently distribute our video services to more than 1.8 million customers.
     Our primary video operations are marketed under the Bell TV brand and carried out through our wholly-owned Bell TV subsidiary, which has been offering DTH satellite service since 1997. Bell TV has a fully national reach and currently serves more than 1.8 million subscribers. Our DTH operations currently use four satellites. Telesat, our former subsidiary, operates or directs the operation of these satellites. We have leveraged this satellite capacity to offer a menu of programming options, such as a wide range of over-the-air and specialty programming, over 60 high-definition (HD) channels of premium movies, sports and other entertainment options and a broad selection of pay-per-view service offers.
     We also offer hardware, including personal video recorders (PVRs), interactive television (iTV) services and the most HD channels in Canada.
     The other components of our video offering that complement our DTH service include:

  Very high bit rate DSL (VDSL) – We currently offer VDSL-based video services within certain multiple-dwelling units (MDUs) in select urban centres in Ontario and Québec. This service is a wireline-based video offering, providing subscribers with a competitive, fully digital video solution over a DSL line. This technology has been deployed in urban areas as an alternative to DTH service within the MDU market.

  Hybrid fibre co-axial cable – We sell residential video services through Cable VDN, a Montréal-based cable business that was acquired in August 2005. Cable VDN offers competitive analog and digital video services within certain neighbourhoods in the Greater Montréal area via its proprietary co-axial fibre network.

  IP television – We currently offer IP-based television services on a limited trial basis in selected Toronto neighbourhoods. The service trial is designed to acquire valuable operational and marketing insights and to ensure that the IP television platform and service offering are stable and robust prior to embarking on a future commercial launch.

Equipment and Other

This category includes revenues from a number of other sources, including:

  renting, selling and maintaining business terminal equipment video set-top box (STB) sales

  network installation and maintenance services for third parties.

Wireless Services

We offer a broad range of wireless voice and data communications products and services to consumer and business customers across Canada. We also provide an array VAS such as call display and voicemail, e-mail and video streaming, music downloads, ringtones and games, as well as roaming services with other wireless service providers. Customers can choose to pay for their services through a monthly rate plan (postpaid) or in advance (prepaid). Our postpaid rate plans, payable on a monthly basis, are available with a one-, two- or three-year term contract that offer handset discounts, but can also be obtained without a contract. At December 31, 2008, we served approximately 6.5 million wireless customers, of which approximately 4.7 million subscribed to postpaid rate plans.
     We provide wireless communications services under the Bell and Solo Mobile brands. Solo Mobile is a brand, owned and operated by Bell Mobility, positioned to compete against other value brands in Canada. We also have a joint venture with Virgin, which entered the Canadian market in March 2005 with prepaid wireless service and expanded into the postpaid market in 2008.
     We offer a wide variety of single user and shared postpaid rate plans, designed for local and long distance service. Data can also be added to voice service. We provide a wide range of wireless data services to consumers and business clients,

BCE Inc. – 2008 Annual Report   23

Management’s Discussion and Analysis

including text and e-mail services, picture and video messaging, mobile Internet browsing, ringtunes, ringtones and screensavers, social networking, instant messaging, multimedia such as music downloads (including Canada’s largest mobile music catalogue), video streaming, mobile TV (including exclusive HBO programming), full-length mobile movies and other services such as GPS navigation and location-based services. Mobile business services include sales force automation and customer relationship management tools, field service automation, and resource and asset tracking tools.
     Bell is focused on offering leading brands and designs, including RIM BlackBerry devices, Microsoft Windows mobile devices and other full QWERTY-keyboard and touch screen smartphones designed for data services such as e-mail, messaging, internet access and social networking. Bell also offers a dual-mode international smartphone that fully functions on both code division multiple access (CDMA) and global system for mobile (GSM) communications networks around the world.
     In total, our wireless network covered 99% of Ontario’s and Québec’s population and approximately 97% of Atlantic Canada’s population at December 31, 2008. Our wireless network also covers major cities in the provinces of Alberta and British Columbia. In response to the proliferation of wireless data service, we continue to expand our high-speed data, or evolution, data optimized (EVDO), network launched in October 2005. At the end of 2008, Bell’s EVDO network covered 90% of the Canadian population. EVDO delivers high-speed mobile services with data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment.
     In October 2008, we announced a strategic initiative to overlay our existing national third generation (3G) CDMA/ EVDO wireless network with the HSPA network technology. We are investing in these network technology enhancements in order to offer our customers across Canada the broadest range and choice possible with the latest 3G wireless services and to set the stage for our move to global fourth generation (4G) wireless in the coming years. The HSPA overlay is expected to be completed by early 2010 by leveraging our network sharing agreement with TELUS Communications Company. Each company will build half of the HSPA coverage across Canada, which will reduce our overall deployment cost and accelerate the launch of the new network.
     In order to provide an expansion path for next-generation technologies and future services, we purchased new wireless licences in the AWS spectrum auction that concluded on July 21, 2008. We acquired 20 MHz of spectrum in Ontario (including Toronto and surrounding areas), in Canada’s Atlantic provinces, and in Northern Canada, as well as 10 MHz in Québec and in Western Canada, for a total investment of $741 million.

Employees

At December 31, 2008, we employed 50,102 people on a full- or part-time basis, compared with 53,131 at the end of 2007. The year-over-year decrease was due to lower headcount both at Bell and Bell Aliant.
     The total number of Bell employees at the end of 2008 totalled 40,863, down from 43,391. The reduction in Bell’s head-count was primarily the result of a management downsizing as part of an organizational restructuring focused on achieving a competitive cost structure. The number of management departures at Bell in 2008 totalled approximately 2,500, representing about 6% of the total Bell workforce or 15% of management. The estimated cost related to the workforce reductions, which have been substantially completed, is $230 million. Combined with other employee reductions undertaken during 2008, these changes are expected to provide annualized savings of $300 million. We have collective bargaining agreements covering union employees with varying expiration dates through November 30, 2012. Approximately 46% of Bell employees are represented by labour unions. On January 20, 2009, Bell Canada announced that it will offer a retirement incentive to approximately 1,500 qualifying employees represented by the Communications, Energy and Paperworkers’ Union of Canada (CEP).
     At Bell Aliant, the total number of employees decreased to 9,239 in 2008 from 9,740 in the previous year, due mainly to workforce reduction initiatives. In addition, in January 2009 Bell Aliant announced a further streamlining of its organizational structure that will result in the reduction of approximately 500 management positions in 2009, representing about 15% of management or 5% of the overall workforce.

STRATEGIC IMPERATIVES

This section on Strategic Imperatives contains forward-looking statements and related assumptions. For a description of additional assumptions underlying certain of such forward-looking statements, refer to Business Outlook and Assumptions and Risks that Could Affect Our Business and Results. For a description of certain risk factors that could cause actual results to differ materially from our expectations expressed in or implied by such forward-looking statements, refer in particular to Our Competitive Environment, Our Regulatory Environment, and Assumptions and Risks that Could Affect Our Business and Results.
     In July 2008, we instituted a number of marketing, network and new service initiatives as part of a new strategic operating plan to set Bell’s course for the future, putting in place the goal, strategy and structure required to move Bell forward as a customer-focused, competitive and cost-efficient communications company.
     Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objective is to maximize subscribers, revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as one of Canada’s foremost providers of comprehensive and innovative communications services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.

24   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

     Our strategy to deliver a better customer experience at every level is enabled by our five strategic imperatives:

  Improve Customer Service

  Accelerate Wireless

  Leverage Wireline Momentum

  Invest in Broadband Networks and Services

  Achieve a Competitive Cost Structure.

These strategic imperatives are rooted in efficiently and cost effectively delivering consistent, reliable, high-quality communications services to customers, proactively managing legacy revenue erosion and profitably expanding our customer base. We intend to execute our business plan on the basis of disciplined market leadership behaviour and a balance between profitable growth and market share.
     In addition, on March 2, 2009, we announced an agreement to acquire substantially all of the assets of national electronics retailer The Source by Circuit City, which supports Bell’s strategy to accelerate wireless and leverage momentum in digital television, high-speed Internet and home phone services. This acquisition, which will add more than 750 retail stores, most of them in high-traffic mall locations, is a faster and more cost-effective approach to increasing Bell’s national distribution footprint than building out new retail locations. The transaction, which is subject to court approval and other customary conditions to closing, is expected to close in the third quarter of 2009.

Improve Customer Service

We are determined to consistently meet or exceed customers’ expectations and enhance their overall experience with Bell. We believe that this focus on improving the total customer experience by delivering the service basics in terms of call centre efficiency, meeting commitments for delivering new services, timely repair, superior network quality and process improvements to simplify customer transactions will help differentiate us from our competitors and gain long-term customer loyalty.

Accelerate Wireless

Our wireless business is a key driver of growth and financial performance. It will be supported by an expanded array of handsets, increased market presence, new products and features, growth in data penetration and usage, the deployment of an HSPA overlay and continued improvements to overall network quality. We are focused on maximizing ARPU and data usage while targeting high-value subscribers and acquiring an increasing share of industry gross activations. The key elements of our wireless strategy are as follows:

  focusing on voice and data services that are attractive to both residential and business customers maintaining the most technologically advanced, high-quality and pervasive wireless network possible offering a wide range of high-quality handsets

  improving customer service while reducing churn

  expanding sales distribution channels to increase points of presence and retail traffic.

Leverage Wireline Momentum

NAS erosion is expected to continue as a result of cable telephony competition and the migration of subscribers by wholesale customers onto their own networks. However, as a direct result of local telephone deregulation in almost all of our local markets, our competitive market position has been strengthened through our ability to adjust pricing, bundle services and immediately implement winback offers. We believe that this added flexibility, which enables us to introduce new service packages in the market quicker and to better address customer retention, supports our objective of reducing the rate of local residential line losses year over year. In terms of business NAS, our focus will remain on retaining small businesses, as customers manage through the economic downturn. Our video and Internet services remain critical components of our multi-product household strategy and we intend to continue leveraging these products to drive further subscriber acquisition and retention, as well as to enhance the overall profitability of our subscriber base. We also intend to proactively manage the pace of revenue erosion through strategic product pricing increases, careful control over business customer migration to IP, and targeted marketing of existing wireline voice and data services. Additionally, in our Enterprise unit, we intend to continue focusing on winning profitable contracts, while leveraging the strength of our IP MPLS network and breadth of our ICT services to mitigate the decline in legacy voice and data revenues.

Invest in Broadband Network and Services

We will continue to invest in advanced network enhancements, such as the continued deployment of fibre-to-the-node (FTTN) technology, in order to meet increased usage demands in a multimedia-rich environment and to improve DSL network performance. FTTN will enable speeds of up to 26 Mbps. In the future, as consumer demand for bandwidth-intensive applications increases, we believe that FTTN bandwidth speeds can be increased to more than 40 Mbps. Our objective is to migrate high-speed Internet customers to FTTN based on demand and willingness to pay for more speed. We also aim to develop and implement targeted marketing initiatives to further grow IP connectivity sales among business customers and to maximize revenues from the usage of our broadband networks. With respect to wireless, our rollout of HSPA, which we expect to be commercially available in early 2010, provides us with a well-defined path to next generation data services, as well as more choice, improved rural coverage and access to international roaming.

Achieve a Competitive Cost Structure

Cost containment is a core element of financial performance and remains a centrepiece of our strategy. Our objective is to offset margin pressures, from both the expected continued decline in legacy revenues and a further shift in product mix towards growth services, with tight cost control, operational efficiency improvements and productivity gains. We also are focused on improving capital efficiency through carefully

BCE Inc. – 2008 Annual Report   25

Management’s Discussion and Analysis

managing capital expenditures in order to maximize cash flows. As a result, we anticipate that the majority of our capital spending in the short term will be focused on improving customer service, enhancing our wireless operations and further developing our residential broadband network.

To support the execution of our strategic imperatives, we implemented a number of initiatives in 2008, which included:

  reducing the number of management layers at Bell and reducing the size of the Bell management team as part of an organizational restructuring focused on achieving a competitive cost structure and bringing all team members closer to the customer. Our organizational restructuring included approximately 2,500 management departures at Bell, representing approximately 6% of the total Bell workforce or about 15% of management.

  introducing new service programs such as Same Day Next Day service and Express Install. With Same Day Next Day service, residential customers with standard service problems can receive fast and free service and repair on any of their Bell home services – Bell Home Phone, Bell Internet or Bell TV. If a service issue cannot be corrected from our offices, we will dispatch a professional technician team to a customer’s home on the same or next day to undertake any necessary repairs. With Express Install, customers can opt to receive next-day installation of Bell TV, Bell Internet and Bell Home Phone service for a one-time fee. In addition, we have invested in customer-facing staffing and systems to directly support the Improve Customer Service strategic imperative.

  announcing new investments in both wireline and wireless broadband networks, including the rollout of high-speed fibre access directly to new condominiums and other MDUs throughout the Québec-Windsor corridor, speed and capacity enhancements to our IP backbone network infrastructure, and the deployment of an HSPA 3G wireless network that is expected to be in place nationally by early 2010.

  launching a new brand intended to make clear that Bell is moving forward in both the business and consumer marketplaces.

BUSINESS OUTLOOK

This section on Business Outlook contains forward-looking statements and related assumptions. For a description of additional assumptions underlying certain of such forward-looking statements, refer to Assumptions and Risks that Could Affect Our Business and Results. For a description of certain risk factors that could cause actual results to differ materially from our expectations expressed in or implied by such forward-looking statements, refer in particular to Our Competitive Environment, Our Regulatory Environment and Assumptions and Risks that Could Affect Our Business and Results.

Bell Wireline

In both our consumer and business markets for 2009, we will seek to minimize the decline in revenues from legacy voice and data services through strategic pricing actions, proactive management of the pace of customer migration to IP-based networks, targeted marketing of existing services, and leveraging the strength of our core connectivity services portfolio.
     We operate in one of the more insulated industries with many of our lines of business providing good resiliency and protection from a downturn in the economy. Accordingly, we expect that spending on our core wireline telephone services will not be severely impacted given the importance of those services to both residential and business customers. We expect that reduced housing starts and residential moves will contribute to reduced customer turnover. We also anticipate slower Internet and video market growth than in the previous few years as a result of the relatively high penetration rates for these services and a reduced focus by our indirect retailers on actively selling these services and supporting the product category. Enterprise market demand could be adversely affected in 2009 as business clients revisit their investment plans due to tighter credit availability, economic uncertainty, continued competition from offshore manufacturing and reduced public sector spending. In addition, the expected continued softening of the SMB market in Ontario and Québec could drive business NAS erosion higher. However, more conservative investments by Enterprise customers may result in lower capital spending requirements to support business customers.
     Revenues generated by the residential voice telecommunications market in Canada are expected to continue decreasing due to wireless substitution and other factors including e-mail and instant messaging substitution. We expect current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions. Although we will continue to incur local line losses, primarily as a result of ongoing cable telephony competition, we are targeting further reductions in the rate of NAS erosion, building on our success in 2008 in slowing this trend.
     Our Enterprise unit will continue to deliver network-centric ICT solutions to large enterprise and public sector clients that increase the value of connectivity services. We expect to experience increased competitive intensity in the SMB market as cable operators continue to transition from consumer-only plays more actively. While our SMB unit will continue to introduce service offerings to support its virtual chief information officer strategy, a greater focus will be placed on retaining local line and Internet access customers and maintaining ARPU levels. This will be done through new product introductions, increased pricing and customer service improvements. Our SMB unit also plans to expand its channel breadth for select services to grow overall revenue market share.
     Other areas of focus in Wireline for 2009 include driving continued improvements in customer experience and introducing new products and services to the market that help drive innovative solutions and value for the customer, while growing the company’s profitability.

26   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

Bell Wireless

The wireless market in Canada is expected to grow for several more years as a result of increasing wireless penetration. The Canadian wireless industry’s current market penetration is approximately 65% of the population, compared with 61% and 57% at the end of 2007 and 2006, respectively. We expect wireless industry penetration growth in 2009 to be similar to 2008, however, the economic environment may cause a slowing of growth. In addition, in 2009, the economic recessionary environment and increased price competition as well as the introduction of new wireless entrants as soon as the second half of 2009 will put pressure on ARPU growth and result in customer satisfaction and retention becoming even more critical over time. In addition, wireless operators are continuing to invest in high-speed data networks to enable a wider suite of wireless data products and services in the market. In 2010, Bell is scheduled to launch its new 3G HSPA network in Canada. The 3G launch will allow Bell to offer a new line-up of services and handsets.
     We expect that our Wireless unit will continue to be a key contributor to Bell’s revenue and EBITDA results in 2009. The financial performance of Bell Wireless will depend on its continued ability to focus on profitable growth and the sound execution of its market strategies. We expect our wireless revenues to be driven by ARPU from new services, careful price management and continued disciplined expansion of our subscriber base. We plan to meet our ARPU objectives through data growth, driven by higher demand for data services and increasing usage from wireless services such as text and picture messaging, web browsing, music and video downloads and community portals such as Facebook and YouTube. We also expect to benefit from ongoing technological improvements in our handset and device portfolio from our manufacturers and our faster data speeds that are allowing our clients to make fuller use of our services.
     We intend to continue introducing new products and services that balance innovation with profitability and that are brought to market in a timely manner. The ongoing development of wireless data transmission technologies has led to the development of more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate IT platforms, news, sports, financial information and services, photos, music and streaming video clips, mobile television and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, we aim to introduce additional high-speed enabled data applications and other services to our wireless customers in order to deliver increasing value to them.
     Given the Canadian economic outlook, we have reflected a more conservative ARPU and subscriber growth outlook in our 2009 plan, which calls for continued cost cutting to offset the impact of more aggressive discount brand pricing, higher retention spending and the potential emergence of new competition starting in the second half of the year.

Bell Aliant

Bell Aliant intends on pursuing five strategic objectives in 2009. Firstly, it intends to improve the customer experience by continuing improvements to service fundamentals supported by operational improvements to its processes, tools and training. Secondly, it intends to reduce customer churn through increasing its retention efforts, increasing the penetration of all its products and focusing on leveraging the strength of its brands. Bell Aliant also intends to make enhancements to its value packages and bundle offers in 2009 as these have proven to be effective churn-reduction tools in the past. Thirdly, Bell Aliant plans to increase its investment in broadband expansion and new services compared with 2008. This increased investment will enable greater footprint expansion and more IP service development. Bell Aliant will continue to roll-out DSL and bring fibre closer to its customers. Additionally, it will build on its current technology and broadband assets and further develop IP services such as IPTV, residential high-speed Internet and fibre-related services. Bell Aliant’s fourth strategic objective is to become more profitable and more competitive through resetting its cost structure. As a result of an organizational structure realignment implemented at the end of 2008, Bell Aliant reduced the size of its management workforce by 15%. Additionally, throughout 2009 Bell Aliant plans to focus on increasing productivity by reducing non-labour expenses and capital expenditures. Finally, in 2009, Bell Aliant will work to build a performance-based culture by more closely aligning personal performance with corporate objectives. Building on current learning programs, it will aim on continuing to invest in new learning opportunities for its leaders and front-line managers.

2008 OPERATING HIGHLIGHTS

We made significant operational progress in 2008, slowing the pace of revenue erosion in our legacy voice and data services, stabilizing wireline margins through a reduction in local line losses, improved profitability in our Enterprise segment and tight cost control, delivering solid wireless and video results, improving service delivery and enhancing network performance. This focus on execution further strengthened our operational foundations and contributed to improved financial performance in 2008. At the same time, we streamlined our management structure, launched new corporate branding, introduced new service and product enhancements, and identified additional cost saving opportunities in order to achieve a competitive cost structure.
     Revenue growth at Bell of 1.5% in 2008 was driven by higher wireless, video and Internet services revenues, as well as by increased sales of IP and broadband connectivity services and ICT solutions to our business and wholesale customers, which outpaced the decline in revenues from the continued erosion of our local wireline and long distance businesses.

BCE Inc. – 2008 Annual Report   27

Management’s Discussion and Analysis

     Bell Wireless’s performance in 2008 was driven by steadily improving postpaid results and significant growth from data services and roaming. Wireless postpaid subscriber acquisitions also gained further traction in 2008 with net activations up 61%, reflecting our attractive promotional offers, the growing demand for high-end data devices, the greater retail presence of our affiliated brands, and continued low customer churn. ARPU remained steady, year over year, despite aggressive discount brand pricing by our competitors and a softening economy.
     At Bell Wireline, the total number of local line losses in 2008 decreased 27% year over year, even with aggressive competition, particularly from cable operators, due to the effectiveness of our integrated household marketing strategy, continued solid customer response to our Bell Home Phone service packages, and a steady number of customer winbacks. This, along with diligent management of the pace of business customer migration to IP-based services, contributed to the significant improvement in our annual rate of NAS erosion in 2008. At Bell Internet, although our high-speed subscriber base grew by 2.5% in 2008, the total number of new net activations was down 60% year over year, mainly as a result of lower overall market demand, due to the high broadband Internet penetration rate in Canada, and continued aggressive competitive price discounting. With respect to our video business, revenue growth was driven by a 9.5% increase in ARPU and higher net activations, which increased to 30,000 in 2008 from 2,000 in 2007 due mainly to increased sales in our direct channels, which leveraged Bell’s integrated household marketing campaign.
     Bell’s EBITDA grew 2.2% in 2008. The improvement reflected the substantial contribution of our Wireless segment resulting from solid revenue growth and lower subscriber acquisition costs, the sound financial performance of our Video, Enterprise and SMB units, careful expense management and lower net benefit plans cost.
     At Bell, capital expenditures increased 1.8% in 2008 to $2,459 million from $2,415 million in 2007, corresponding to a stable capital intensity ratio of 16.5% year over year. The majority of spending was focused on strategic priorities within the growth areas of our business. The year-over-year increase was mainly the result of new investments in both our wireless and wireline broadband networks, including the deployment of an HSPA 3G wireless network that is expected to be in place nationally by early 2010.
     Operating revenues for BCE remained relatively unchanged in 2008, decreasing by 0.3% year over year, while EBITDA increased slightly by 0.1% . These growth rates were noticeably lower than Bell’s due to the sale of Telesat on October 31, 2007. As a result of the sale, BCE’s results of operation no longer reflect Telesat’s contribution, while results for 2007 include Telesat.
     BCE’s cash flows from operating activities was $5,912 million in 2008 compared to $5,733 million in 2007. Free cash flow(2) available to BCE Inc.’s common shareholders was $1,689 million in 2008 compared with $1,960 million in the previous year. The decrease was attributable to our investment in new wireless spectrum licences purchased for $741 million in the AWS spectrum licence auction, partly offset by increased cash flows from operating activities and lower capital expenditures.
     Capital expenditures for BCE were $2,988 million in 2008, compared with $3,144 million in 2007, explained primarily by the sale of Telesat on October 31, 2007 that resulted in no capital expenditures being reported for Telesat in 2008 compared with $188 million in 2007.
     Net earnings applicable to common shares for 2008 were $819 million, or $1.02 per common share, compared with $3,926 million, or $4.88 per common share in 2007. The year-over-year decrease was due mainly to higher restructuring and other charges related to workforce and real estate downsizing, as well as net losses on investments arising from valuation write-downs, compared to a net gain on disposition realized from the sale of Telesat in 2007. Excluding the impact of such items, Adjusted net earnings(3) decreased by $0.09 per common share, year over year, to $2.25 in 2008, mainly as a result of higher income tax and amortization expense, which was partly offset by higher EBITDA, lower net interest expense and foreign exchange gains.
     Some of our segments’ revenues vary slightly by season. Wireline segment revenues tend to be higher in the fourth quarter because of higher levels of voice and data equipment sales. Our operating income can also vary by season. Wireless segment operating income tends to be lower in the fourth quarter due to higher subscriber acquisition costs associated with a higher number of new subscriber activations during the holiday season.

(2)	Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free Cash Flow in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.
(3)	Adjusted net earnings is a non-GAAP financial measure. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable GAAP financial measure.

28   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

SELECTED ANNUAL AND QUARTERLY INFORMATION

Annual Financial Information

The following tables show selected consolidated financial data of BCE, prepared in accordance with Canadian generally accepted accounting principles (GAAP) for each year from 2004 to 2008. We discuss the factors that caused our results to vary over the past three years throughout this MD&A.

	2008	2007	2006	2005	2004

OPERATIONS

Operating revenues	17,698	17,752	17,554	17,463	16,951
Cost of revenue, exclusive of depreciation and amortization	(4,428)	(4,095)	(3,965)	(3,995)	(3,822)
Selling, general and administrative expenses	(6,266)	(6,663)	(6,799)	(6,630)	(6,287)

EBITDA	7,004	6,994	6,790	6,838	6,842

Depreciation	(2,537)	(2,547)	(2,504)	(2,511)	(2,499)
Amortization of intangible assets	(732)	(637)	(618)	(550)	(501)
Restructuring and other	(871)	(331)	(354)	(55)	(1,218)

Operating income	2,864	3,479	3,314	3,722	2,624
Other (expense) income	(253)	2,405	(187)	12	420
Interest expense	(791)	(859)	(940)	(934)	(942)

Pre-tax earnings from continuing operations	1,820	5,025	2,187	2,800	2,102
Income taxes	(469)	(735)	(75)	(792)	(594)
Non-controlling interest	(320)	(331)	(219)	(192)	(123)

Earnings from continuing operations	1,031	3,959	1,893	1,816	1,385
Discontinued operations	(88)	98	114	145	139

Net earnings before extraordinary gain	943	4,057	2,007	1,961	1,524
Extraordinary gain	–	–	–	–	69

Net earnings	943	4,057	2,007	1,961	1,593
Dividends on preferred shares	(124)	(131)	(70)	(70)	(70)

Net earnings applicable to common shares	819	3,926	1,937	1,891	1,523

Included in net earnings
Net (losses) gains on investments
Continuing operations	(358)	2,125	419	33	410
Discontinued operations	(62)	123	106	(6)	11
Restructuring and other	(572)	(206)	(222)	(37)	(770)
Cost incurred to form Bell Aliant	–	–	(42)	–	–
Net earnings per common share
Continuing operations – basic	1.13	4.76	2.12	1.88	1.42
Continuing operations – diluted	1.12	4.75	2.12	1.88	1.42
Net earnings – basic	1.02	4.88	2.25	2.04	1.65
Net earnings – diluted	1.01	4.87	2.25	2.04	1.65

Ratios
EBITDA margin (%)	39.6%	39.4%	38.7%	39.2%	40.4%
Operating margin (%)	16.2%	19.6%	18.9%	21.3%	15.5%
Return on equity (%)	5.6%	30.0%	15.7%	14.9%	12.6%

BCE Inc. – 2008 Annual Report   29

Management’s Discussion and Analysis

	2008	2007	2006	2005	2004

BALANCE SHEET

Total assets	39,663	38,230	37,415	40,834	39,339
Cash	3,059	2,652	562	339	292
Debt due within one year (including bank advances and notes payable)	2,201	721	1,004	1,178	1,289
Long-term debt	10,099	10,766	12,007	12,033	11,390
Common shareholders’ equity	14,541	14,462	11,697	13,051	12,354

Ratios
Total debt to total assets (times)	0.31	0.30	0.35	0.32	0.32
Long-term debt to total shareholders’ equity (times)	0.70	0.65	0.97	0.89	0.89

Cash flows
Cash flows from operating activities	5,912	5,733	5,357	5,315	5,252
Cash flows used in investing activities	(3,950)	(61)	(3,684)	(3,762)	(3,551)
Capital expenditures	(2,988)	(3,144)	(3,121)	(3,353)	(3,272)
Business acquisitions	(56)	(163)	(65)	(226)	(1,118)
Business dispositions	(10)	3,123	–	–	2
Formation of Bell Aliant	–	(7)	(255)	–	–
Other investing activities	(726)	14	(3)	39	183
Cash flows used in financing activities	(1,559)	(3,914)	(3,639)	(1,613)	(2,571)
Repurchase of common shares	(92)	(227)	(1,241)	–	–
Net issuance of equity instruments	50	153	29	25	32
Net repayment of debt instruments	(451)	(1,766)	(432)	(47)	(1,140)
Financing activities of subsidiaries with third parties	1	(333)	(292)	(77)	(17)
Cash dividends paid on common shares	(587)	(1,147)	(1,169)	(1,195)	(1,108)
Cash dividends paid on preferred shares	(129)	(124)	(84)	(86)	(85)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(366)	(404)	(293)	(169)	(179)
Cash provided by discontinued operations	2	319	2,102	126	528

Ratios
Free cash flow	1,689	1,960	1,810	1,803	1,664
Capital intensity (%)	16.9%	17.7%	17.8%	19.2%	19.3%

SHARE INFORMATION

Average number of common shares (millions)	805.8	804.8	861.4	926.8	924.6
Common shares outstanding at end of year (millions)	803.1	805.3	807.6	927.3	925.9
Market capitalization	20,182	31,930	25,359	25,844	26,777
Dividends declared per common share (dollars)	0.73	1.46	1.32	1.32	1.20
Book value per share (dollars)	18.11	17.96	14.48	14.07	13.34
Total dividends declared on common shares	(588)	(1,172)	(1,132)	(1,222)	(1,110)
Total dividends declared on preferred shares	(124)	(131)	(70)	(70)	(70)
Market price per common share (dollars)
High	40.23	41.74	32.92	32.95	30.00
Low	21.23	29.13	25.56	26.60	25.75
Close	25.13	39.65	31.40	27.87	28.92

Ratios
Common dividend yield (%)	2.9%	3.6%	4.6%	4.6%	4.1%
Common dividend payout ratio (%)	71.7%	29.2%	60.4%	63.2%	72.8%
Price to earnings ratio (times)	24.64	8.13	13.96	13.66	17.53
Price to book ratio (times)	1.39	2.21	2.17	1.98	2.17
Price to cash flow ratio (times)	6.92	12.31	12.08	13.15	13.51

Other data
Number of employees (thousands)	50	53	53	55	51

30   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

Quarterly Financial Information

The following table shows selected consolidated financial data by quarter for 2008 and 2007. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

			2008				2007

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenues	4,488	4,450	4,400	4,360	4,518	4,465	4,408	4,361
EBITDA	1,740	1,770	1,743	1,751	1,675	1,794	1,781	1,744
Depreciation	(683)	(619)	(612)	(623)	(617)	(649)	(649)	(632)
Amortization of intangible assets	(187)	(175)	(175)	(195)	(166)	(163)	(155)	(153)
Restructuring and other	(207)	(310)	(71)	(283)	(146)	(78)	(71)	(36)

Operating income	663	666	885	650	746	904	906	923
Earnings from continuing operations	23	302	415	291	2,412	448	568	531
Discontinued operations	(41)	(22)	(23)	(2)	(24)	(8)	132	(2)

Net (loss) earnings	(18)	280	392	289	2,388	440	700	529
Net (loss) earnings applicable to common shares	(48)	248	361	258	2,354	406	667	499

Included in net earnings
Net (losses) gains on investments
Continuing operations	(346)	(14)	4	(2)	1,883	7	132	103
Discontinued operations	(26)	(16)	(20)	–	(13)	–	135	1
Restructuring and other	(117)	(210)	(48)	(197)	(93)	(43)	(45)	(25)

Net (loss) earnings per common share
Continuing operations – basic	(0.01)	0.34	0.48	0.32	2.96	0.51	0.67	0.62
Continuing operations – diluted	(0.01)	0.33	0.48	0.32	2.95	0.51	0.67	0.62
Net earnings – basic	(0.06)	0.31	0.45	0.32	2.93	0.50	0.83	0.62
Net earnings – diluted	(0.06)	0.30	0.45	0.32	2.92	0.50	0.83	0.62
Average number of common shares outstanding – basic (millions)	806.4	806.0	805.6	805.3	805.2	804.9	803.2	806.0

Fourth Quarter Highlights

BCE’s operating revenue was $4,488 million in the fourth quarter of 2008, or 0.7% lower compared to the same period last year.
     Operating revenues at Bell were up modestly by 0.2% to $3,800 million in the fourth quarter of 2008, driven by service revenue growth of 1.2%, reflecting solid growth from wireless, video, IP broadband connectivity and ICT Solutions services, offset largely by a 9.3% decline in product revenues due to reduced equipment sales to business and wholesale customers and lower year-over-year wireless gross activations. Legacy erosion continued to stabilize with the fifth consecutive quarter of improved NAS losses, as well as price increases which partially mitigated local revenue erosion.
     BCE’s operating income in the fourth quarter of 2008 was $663 million compared to $746 million in the fourth quarter of 2007. BCE’s EBITDA was $1,740 million in the fourth quarter of 2008, or 3.9% higher compared to the same period last year.
     Bell’s operating income in the fourth quarter of 2008 was $520 million compared to $557 million for the same period last year. Bell EBITDA grew 3% to $1,381 million in the fourth quarter of 2008 from $1,341 million for the same period last year. EBITDA growth in our Wireless segment was driven by the positive contribution of postpaid net adds and continued effective churn management and cost management. Continued sound financial performance in our Wireline segment from lower NAS erosion, improved Enterprise profitability, despite a $28 million charge recorded for a loss on a long-term customer contract, and tight cost control further contributed to Bell’s EBITDA growth.
     Restructuring and other of $207 million in the fourth quarter of 2008 increased by $61 million from $146 million for the same period in 2007. The $61 million increase included:

  an increase of $72 million, $56 million from Bell Aliant, related to workforce reduction initiatives, and charges for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives a decrease in other charges of $11 million related primarily to increased costs in the fourth quarter of 2008 associated with the Privatization, including other financial advisory, professional and consulting costs. These changes were more than offset by charges for employee retention costs and $37 million for the uneconomic expansion of broadband approved by the CRTC in 2007 relating to the use of deferral account funds.

Earnings from continuing operations of $23 million in the fourth quarter of 2008 includes a charge of $372 million related mainly to the write-down of most of our available-for-sale investments.

BCE Inc. – 2008 Annual Report   31

Management’s Discussion and Analysis

FINANCIAL RESULTS ANALYSIS

This section provides detailed information and analysis about our performance in 2008 compared with 2007 and 2007 compared with 2006. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

Consolidated Analysis

				% CHANGE

	2008	2007	2006	2008 VS. 2007	2007 VS. 2006

Operating revenues	17,698	17,752	17,554	(0.3%)	1.1%
Cost of revenue, exclusive of depreciation and amortization	(4,428)	(4,095)	(3,965)	(8.1%)	(3.3%)
Selling, general and administrative expenses	(6,266)	(6,663)	(6,799)	6.0%	2.0%

EBITDA	7,004	6,994	6,790	0.1%	3.0%
Depreciation	(2,537)	(2,547)	(2,504)	0.4%	(1.7%)
Amortization of intangible assets	(732)	(637)	(618)	(14.9%)	(3.1%)
Restructuring and other	(871)	(331)	(354)	n.m.	6.5%

Operating income	2,864	3,479	3,314	(17.7%)	5.0%
Other (expense) income	(253)	2,405	(187)	n.m.	n.m.
Interest expense	(791)	(859)	(940)	7.9%	8.6%

Pre-tax earnings from continuing operations	1,820	5,025	2,187	(63.8%)	n.m.
Income taxes	(469)	(735)	(75)	36.2%	n.m.
Non-controlling interest	(320)	(331)	(219)	3.3%	(51.1%)

Earnings from continuing operations	1,031	3,959	1,893	(74.0%)	n.m.
Discontinued operations	(88)	98	114	n.m.	(14.0%)

Net earnings	943	4,057	2,007	(76.8%)	n.m.
Dividends on preferred shares	(124)	(131)	(70)	5.3%	(87.1%)

Net earnings applicable to common shares	819	3,926	1,937	(79.1%)	n.m.

Earnings per share (EPS)	1.02	4.88	2.25	(79.1%)	n.m.

n.m.: not meaningful

Operating Revenues

2008 COMPARED TO 2007

Total operating revenues at BCE were $17,698 million in 2008, compared with $17,752 million in 2007. Despite higher revenues at Bell, the year-over-year decrease in total operating revenues was attributable primarily to the sale of Telesat on October 31, 2007, which contributed revenues of $458 million in 2007. Lower revenues at Bell Aliant also contributed to the annual decline in total operating revenues at BCE.
     Bell’s revenues grew 1.5% to $14,873 million in 2008 from $14,656 million in 2007. The year-over-year increase was driven by revenue growth of 7.6% at Bell Wireless, reflecting the combined impact of a larger subscriber base, greater data usage and increased roaming revenues. This increase was partly offset by a 0.7% decline at our Bell Wireline segment brought about largely by the loss of residential local voice and long distance business to alternative service providers, competitive pressures in our wholesale business, and lower overall product sales consistent with our continued focus on not pursuing low-margin business. Growth in revenues from video, Internet, IP broadband connectivity and ICT services moderated the year-over-year decline in Bell Wireline’s revenues in 2008.
     Revenues at Bell Aliant were 0.4% lower in 2008 compared with the previous year, due mainly to the wind-down in the operations of Atlantic Mobility Products (AMP) in the third quarter of 2008 following Bell Canada’s notification to terminate its contract to use AMP as its exclusive distributor in Atlantic Canada, as well as to continued erosion of its local wireline and long distance businesses. This was largely offset by the increase in revenues from growth in data (including Internet), wireless and IT services.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

2007 COMPARED TO 2006

Total operating revenues at BCE increased to $17,752 million in 2007, or 1.1%, over revenues of $17,554 million in 2006. The year-over-year improvement was primarily the result of higher revenues at Bell and at Bell Aliant where growth in Internet and IT services more than offset declining revenues from local wireline and long distance services. This was partly offset by lower revenues at Telesat, reflecting the inclusion of only 10 months of revenue in 2007 due to its sale, compared with a full 12 months in 2006.

32   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

     Revenues at Bell improved 1.5% in 2007 to $14,656 million from $14,439 million in 2006. The year-over-year increase was fuelled by revenue growth at our Bell Wireless segment, offset partly by lower revenues at our Bell Wireline segment. Revenues at Bell Wireless grew 8.2% in 2007, due primarily to a significant improvement in ARPU and an increased number of subscribers. The 1.0% decrease in Bell Wireline segment revenues in 2007 was caused by further erosion of legacy voice and data revenues, resulting from ongoing residential local line losses and continued business customer migration to IP-based services, as well as by continuing competitive pressures in our wholesale business. However, we continued to manage the pace of revenue erosion in our traditional wireline services through residential customer retention initiatives, strategic product pricing increases, and careful control over IP migration. Continued solid growth in video, Internet and IP broadband connectivity revenues in 2007 also moderated the year-over-year decrease in Bell Wireline revenues.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Expenses

2008 COMPARED TO 2007

Total operating expenses at BCE declined 0.6% in 2008 to $10,694 million from $10,758 million in 2007. The year-over-year improvement was due to lower selling, general and administrative expenses, offset partly by higher cost of revenue. Telesat contributed $195 million to total operating expenses in 2007 until its sale on October 31, 2007.
     Cost of revenue was $4,428 million in 2008, compared with $4,095 million in the previous year, representing a year-over-year increase of 8.1%. Higher cost of revenue was due primarily to increased revenues at Bell that resulted in:

  higher wireless operating expenses in support of data revenue growth, driven by data content, licensing costs related to data services and increased roaming costs related mainly to data usage, as well as increased network costs to accommodate a larger subscriber base and growth in total minutes of voice usage higher cost of product sales at Bell Wireless as a result of higher-end data devices sold and a higher number of handset upgrades higher cost of revenue at our Video unit

  higher cost of revenue at our Enterprise unit driven by increased sales of ICT solutions.

In addition, cost of revenue was adversely affected by unusual items in 2008: a $31 million charge taken in the second quarter of 2008 related to the Federal Court of Appeal’s decision in early 2008 in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008 and a $28 million charge recorded in the fourth quarter of 2008 for a loss on a long-term customer contract in our Enterprise unit.
     Higher cost of product sales at Bell Aliant, mainly from increased IT-related sales also contributed to the increase in cost of revenue in 2008.
     These factors were partly offset by lower cost of product sales at Bell Wireline, driven primarily by reduced equipment sales under Bell Internet’s PC equipment sales program which was terminated in the second quarter of 2008, as well as lower network termination costs from reduced southbound call traffic to the United States. Lower equipment sales at our Bell West unit also moderated the year-over-year increase in cost of revenue in 2008.
     Selling, general and administrative expenses include salaries, wages and benefits not directly attributable to a service or a product, net benefit plans cost, bad debt expense, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees and rent.
     Selling, general and administrative expenses decreased 6.0% to $6,266 million in 2008 from $6,663 million in 2007. The year-over-year improvement can be attributed mainly to:

  lower labour costs at Bell from a reduced workforce

  lower wireless handset subsidies at Bell Mobility

  decreased bad debt expense resulting mainly from our ongoing focus on accounts receivable collections and cash flow decreased operating taxes primarily resulting from declining capital tax rates reduced advertising costs and lower promotional spending

  cost containments at Bell and Bell Aliant

  lower net benefit plans cost.

     These lower costs were partly offset by a number of cost increases, which included:

  higher outsourcing costs at Bell resulting from increased call centre volumes and from greater use of IT service contract labour higher labour costs at Bell Aliant due to annual employee wage increases and increased IT service contract labour costs increased customer retention costs stemming from a greater number of wireless handset upgrades at Bell Mobility and ongoing residential customer retention activities at our Bell Home Phone, Bell Internet and Bell TV units increased wireless sales commissions

  higher fleet expenses as a result of increased fuel costs.

Selling, general and administrative expenses in 2008 also included $14 million from asset write-downs taken in the second quarter of 2008 related to the termination of Bell Internet’s PC equipment sales program.

2007 COMPARED TO 2006

Total operating expenses at BCE decreased 0.1% in 2007 to $10,758 million from $10,764 million in 2006. The marginal year-over-year improvement reflected lower selling, general and administrative expenses, offset largely by higher cost of revenue.
     Cost of revenue was up 3.3% in 2007 to $4,095 million, compared with $3,965 million in 2006. The year-over-year increase was driven by:

  higher overall revenues at Bell and Bell Aliant

BCE Inc. – 2008 Annual Report   33

Management’s Discussion and Analysis

  higher wireless network operating expenses, due primarily to higher roaming volumes combined with increased minutes of airtime usage and increased transmission expenses to support a larger subscriber base, a greater number of cell sites, third-party data content providers and improved network quality and coverage higher product cost of sales consistent with increased wireless and high-speed Internet gross subscriber activations, increased wireless customer retention activity, increased business equipment sales in our Bell West unit and increased product sales at Bell Aliant.

     These cost pressures were moderated by the positive impact of decreased payments to other carriers, reflecting both lower rates and volume of minutes, lower network termination costs from reduced southbound call traffic to the United States, and other cost containment initiatives.
     Selling, general and administrative expenses decreased 2.0% in 2007 to $6,663 million from $6,799 million in 2006. The year-over-year decline resulted primarily from:

  lower marketing and sales expenses, reflecting reduced handset subsidies at Bell Mobility and decreased advertising costs lower labour costs at Bell driven by decreased use of consultants decreased real estate costs driven by workforce reduction initiatives and lower rents lower net benefit plans cost, due mainly to a higher return on plan assets and the phase-out in 2006 of other post-employment benefits for future retirees.

     These lower costs were partly offset by a number of cost increases during the year, including: higher call centre out-sourcing costs to handle greater call volumes and improve customer service; increased customer retention costs stemming from a higher number of handset upgrades in our Bell Wireless segment and greater customer winback activity in our Bell Wireline segment; and higher bad debt expense from an increased focus on accounts receivable management. Higher total labour costs at Bell Aliant, increased IT service contract labour and greater outsourcing activity further offset the overall improvement in selling, general and administrative expenses in 2007.

Operating Income

2008 COMPARED TO 2007

BCE’s operating income was $2,864 million in 2008, compared with $3,479 million in 2007. The year-over-year decline was due mainly to lower operating income at Bell, resulting largely from higher restructuring and other charges in 2008 as described below, and to the reduction in operating income as a result of the sale of Telesat on October 31, 2007. Telesat contributed $157 million of operating income to BCE’s results in 2007. Higher operating income at Bell Aliant, driven mainly by lower net benefit plans cost and cost containment initiatives, moderated the year-over-year decrease in BCE’s operating income in 2008.
     Operating income at Bell totalled $2,143 million in 2008, down from $2,652 million in 2007. The results for 2008 included restructuring and other charges totalling $810 million, reflecting amounts recorded for workforce reduction initiatives, uneconomic broadband expansion as part of the CRTC’s decisions relating to the use of deferral account funds, transaction and related costs associated with the Privatization, and the relocation of employees and closing of real estate facilities that are no longer needed because of a reduced workforce and our move to campus environments in Calgary, Toronto and Montréal. This total compared with restructuring and other charges of $308 million in the previous year.
     Bell’s operating income before restructuring and other(4) in 2008 was $2,953 million, down 0.2% from $2,960 million in 2007. The year-over-year decrease was driven mainly by higher operating expenses primarily at our Bell Wireless segment, increased depreciation and amortization expense, as well as by the adverse impact of a number of unusual items, which included a $31 million charge recorded in the second quarter of 2008 related to the Federal Court of Appeal’s decision in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008; a $14 million charge related to a write-down of assets associated with the termination of Bell Internet’s PC equipment sales program in the second quarter of 2008; and a $28 million charge recorded in the fourth quarter of 2008 for a loss on a long-term customer contract in our Enterprise unit. Higher operating revenues and lower net benefit plans cost moderated the decline in Bell’s operating income in 2008.
     See Segmented Analysis for a discussion of operating income on a segmented basis.
     See Our Regulatory Environment – Telecommunications Act – Key Telecommunications Issues – Commitment Under the CRTC Deferral Account Mechanism for a discussion of the charges recorded for uneconomic broadband expansion.

2007 COMPARED TO 2006

Operating income in 2007 at BCE was $3,479 million compared with $3,314 million in 2006, representing an increase of 5.0% year over year. Similarly, Bell’s operating income improved 5.8% in 2007 to $2,652 million from $2,507 million in 2006. The year-over-year increases were due mainly to higher operating revenues from our Bell Wireless segment and from Bell Aliant, offset partly by higher operating expenses, increased amortization expense, and higher restructuring and other charges related mainly to workforce reduction initiatives and costs associated with the Privatization. Ongoing productivity improvements also contributed to the improvement in operating income in 2007.
     See Segmented Analysis for a discussion of operating income on a segmented basis.

(4)

Operating income before restructuring and other is a non-GAAP financial measure. See Non-GAAP Financial Measures – Operating Income before Restructuring and Other contained in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

34   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

EBITDA

2008 COMPARED TO 2007

EBITDA at BCE increased 0.1% to $7,004 million in 2008 from $6,994 million in the previous year, due to higher EBITDA at both Bell and Bell Aliant. The sale of Telesat on October 31, 2007 that resulted in no EBITDA being recorded for Telesat in our consolidated results in 2008, compared with $263 million in 2007 largely offset the year-over-year improvement.
     Bell’s EBITDA totalled $5,638 million in 2008, up 2.2% compared with $5,519 million in 2007. The increase was driven by higher EBITDA at Bell Wireless, while EBITDA at our Bell Wireline segment remained relatively unchanged.
     Bell Wireless’s EBITDA growth in 2008 was driven primarily by higher revenues and lower subscriber acquisition costs, which more than offset the negative impact of higher cost of revenue and increased customer retention and handset upgrade spending resulting from a larger subscriber base year over year.
     EBITDA at our Bell Wireline segment was fairly constant year over year as the loss of higher-margin legacy voice and data revenues was offset by increased revenues from growth services, lower labour costs due mainly to a reduced workforce, careful control over selling, general and administrative costs, and lower net benefit plans cost.
     Bell’s EBITDA was also adversely impacted in 2008 by three unusual items: a $31 million charge in respect of CRTC video broadcast licence fees, a $14 million charge related to the termination of Bell  Internet’s PC equipment sales program, and a $28 million charge related to a loss on a long-term customer contract in our Enterprise unit.
     Bell Aliant’s EBITDA increased 5.2% year over year to $1,366 million in 2008 from $1,299 million in 2007. The improvement was mainly the result of higher revenues and lower net benefit plans cost, partly offset by higher cost of revenue related mainly to increased product sales and higher labour costs due to increased IT service contract labour and annual wage increases.
     Lower net benefit plans cost had a positive impact on EBITDA for all of BCE’s segments in 2008. Net benefit plans cost totalled $250 million in 2008, representing a 39% decrease compared with $410 million in 2007. The year-over-year decline was due primarily to lower amortization of actuarial losses, driven by a higher discount rate, the impact of prior period gains, a greater asset base, and the reversal of a valuation allowance at Bell Aliant, offset partly by a lower return on plan assets.

2007 COMPARED TO 2006

EBITDA at BCE increased 3.0% in 2007 to $6,994 million from $6,790 million in 2006, reflecting improved performance at Bell. This was offset partly by lower EBITDA in 2007 at Bell Aliant, where higher labour costs, higher expenses related to growth in IT sales, and increased net benefit plans cost due to a pension valuation allowance adjustment more than offset higher revenues, as well as by lower EBITDA at Telesat due to the recognition of only 10 months of results in 2007 compared with a full 12 months in 2006 due to its sale on October 31, 2007. The combined impact of higher operating revenues and higher EBITDA in 2007 contributed to a 0.7 percentage-point improvement in BCE’s EBITDA margin, which increased to 39.4% in 2007 from 38.7% in 2006.
     Bell’s EBITDA increased 4.4% in 2007 to $5,519 million, compared with $5,288 million in 2006. This corresponds to an EBITDA margin of 37.7%, representing a 1.1 percentage-point improvement over 2006. The year-over-year increase in EBITDA mainly reflected the growth in contribution from our Bell Wireless segment, where higher revenues and lower marketing and sales expenses drove improved financial performance. Despite continued erosion of our high-margin legacy voice and data revenues and higher bad debt expense, EBITDA for our Bell Wireline segment increased slightly, year over year, due to lower labour costs, careful control over cost of revenue, and decreased sales and marketing expenses.
     Lower net benefit plans cost also positively impacted BCE and Bell EBITDA in 2007, decreasing by 19.8% in 2007 to $410 million from $511 million in 2006. The reduction was due mainly to a plan amendment in 2006 related to the phase-out over the next 10 years of other post-employment benefits for future retirees and an improvement in the market-related value of the pension plan assets mainly as a result of favourable actual market returns in the pension funds in 2007.

Depreciation and Amortization of Intangible Assets

The amount of our depreciation and amortization of intangible assets in any year is affected by:

  how much we invested in new capital assets in previous years how many assets we retired during the year

  changes in accounting rules and estimates.

DEPRECIATION

Depreciation of $2,537 million in 2008 decreased $10 million, or 0.4%, compared to $2,547 million in 2007. The $10 million decrease reflects a decrease of $62 million from the sale of Telesat offset by an increase of $52 million, or 2.1%, from our continuing operations. The $52 million increase was mainly due to a higher asset base and lower asset retirements in 2008 and a $23 million charge in the first quarter of 2008 as a result of an impairment of certain fixed assets.
     Depreciation of $2,547 million in 2007 increased $43 million, or 1.7%, compared to $2,504 million in 2006. The increase was mainly due to capital spending, which was higher than asset retirements, partly offset by lower depreciation at Telesat, due to its sale on October 31, 2007, and a slight increase in the average life of capital assets.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets of $732 million increased $95 million, or 14.9%, in 2008 and $19 million, or 3.1%, in 2007. In 2008, we continued to invest in intangible assets. The finalization of the purchase price allocation for Bell Nordiq

BCE Inc. – 2008 Annual Report   35

Management’s Discussion and Analysis

resulted in an increase in customer lists and an amortization charge of $16 million. Both of these contributed to the increase in amortization. The increase in 2007 was a result of an increase in our capital asset base.

Restructuring and Other

This category includes various income and expenses that are not directly related to the operating revenues generated during the year.

2008

We recorded restructuring and other charges of $871 million in 2008. These included:

  charges of $274 million related to workforce reduction initiatives for the involuntary departure of approximately 2,770 employees charges of $81 million for real estate costs of which $32 million related to relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives and $49 million related to our costs to relocate employees to campus environments charges of $61 million at Bell Aliant related mainly to workforce reduction initiatives for involuntary employee departures charges of $455 million related to a charge of $236 million for the CRTC’s decision to approve the use of the deferral account funds for the uneconomic expansion of broadband, $187 million for employee retention costs, other financial advisory, professional and consulting costs associated with the Privatization and costs related to Bell’s rebranding.

2007

We recorded restructuring and other charges of $331 million in 2007. These included:

  charges of $37 million related to workforce reduction initiatives for the involuntary departure of approximately 650 employees charges of $26 million related to a voluntary early retirement plan accepted by approximately 250 employees. The program is complete.

  charges of $77 million for real estate costs of which $61 million related to relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives and $16 million related to our plan to relocate employees to campus environments charges of $27 million at Bell Aliant related mainly to workforce reduction initiatives charges of $164 million related primarily to transaction costs associated with the Privatization, employee retention costs and a charge of $37 million for uneconomic broadband expansion approved by the CRTC.

2006

We recorded restructuring and other charges of $354 million in 2006. These included:

  charges of $81 million related to workforce reduction initiatives for the involuntary departure of approximately 1,780 employees charges of $72 million for relocating employees and closing real estate facilities that were no longer needed because of workforce reduction initiatives charges of $11 million at Bell Aliant related to workforce reduction initiatives other charges of $190 million related primarily to transaction costs associated with the formation of Bell Aliant. The transaction costs related mainly to financial advisory, professional and consulting fees.

Other (Expense) Income

Other (expense) income includes (expense) income that we (incur) receive from activities that are not part of our main business operations, such as:

  net gains on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments foreign currency gains (losses)

  interest income on cash and cash equivalents

  other miscellaneous income or expense.

2008

Other expense of $253 million in 2008 included losses on investments of $308 million in 2008 from the write-down of most of our available-for-sale investments, partly offset by interest income on investments.

2007

Other income of $2,405 million in 2007 included a $2,300 million gain on the sale of Telesat on October 31, 2007 and a $92 million dilution gain resulting from an issuance of units by Bell Aliant, in conjunction with its privatization of the Bell Nordiq Income Fund, in which we did not participate.

2006

Other expense of $187 million in 2006 included a $148 million charge for premium costs for the early redemption of Bell Aliant debt, $122 million of which was recorded as a result of the formation of Bell Aliant.

Interest Expense

In 2008, interest expense of $791 million decreased $68 million, or 7.9%, compared to 2007. Interest expense of $859 million in 2007 was $81 million, or 8.6%, lower than interest expense of $940 million in 2006. Both decreases were the result of lower average debt balances and the refinancing of debt at lower interest rates.

36   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

Income Taxes

2008 COMPARED TO 2007

Income taxes of $469 million in 2008 decreased $266 million, or 36%, compared to $735 million in 2007. In 2008, lower pre-tax earnings due to the charge for uneconomic broadband expansion and higher restructuring charges contributed to the lower tax expense as well as a decrease in the statutory tax rate in 2008. Income taxes in 2007 include $407 million of tax expense on the gain on sale of Telesat partly offset by the reversal of a tax liability in 2007 due to the settlement of an uncertain tax position in connection with the sale of an investment in a prior year, as well as the non-taxable dilution gain from the issuance of units by Bell Aliant in conjunction with the privatization of Bell Nordiq in the first quarter of 2007.
     As a result, the effective tax rate increased to 25.8% in 2008 compared to 14.6% in 2007.

2007 COMPARED TO 2006

Income taxes of $735 million in 2007 increased by $660 million compared to $75 million in 2006. We recognized $407 million of tax expense in 2007 related to the gain on sale of Telesat. In 2006, we recognized a future tax asset of $434 million in respect of approximately $2,341 million of previously unrecognized capital loss carryforwards as a result of the pending sale of Telesat.
     The increase was partly offset by the non-taxable portion of Bell Aliant’s income in the first half of 2007, the reduction in federal income tax rates applicable to future years and the settlements with tax authorities in 2007 of uncertain tax positions related to the sale of an investment in a prior year and other audit issues. In 2006, we realized tax savings from income tax adjustments resulting from the decrease in federal income tax rates, the elimination of the large corporation tax stemming from the 2006 federal budget and favourable audit settlements.
     As a result, the effective tax rate increased to 14.6% in 2007 compared to 3.4% in 2006.

Non-Controlling Interest

The non-controlling interest in the statement of operations reflects the percentage ownership of a subsidiary held by others multiplied by the amount of the subsidiary’s after-tax earnings.

2008 COMPARED TO 2007

Non-controlling interest of $320 million in 2008 decreased $11 million, or 3.3%, compared to $331 million in 2007. The decrease was due to Bell Aliant’s higher restructuring charges and higher amortization expense for finite-life intangible assets resulting from the finalization of the purchase price allocation in the first quarter of 2008 relating to its privatization of Bell Nordiq.

2007 COMPARED TO 2006

Non-controlling interest of $331 million in 2007 increased $112 million, or 51%, compared to $219 million in 2006. The increase reflects Bell Aliant’s higher net earnings in 2007, the debt redemption and transaction costs incurred by Bell Aliant in 2006 and our decreased ownership interest upon the formation of Bell Aliant in the third quarter of 2006. The increase from Bell Aliant was partly offset by the decrease in dividends paid to non-controlling interest as a result of the exchange of Bell Canada preferred shares for corresponding series of preferred shares of BCE Inc.

Discontinued Operations

2008

The net loss from discontinued operations of $88 million in 2008 was due mainly to losses incurred and asset impairments related to our decisions to cease operations or to sell certain of our businesses, including our decision to sell our investment in Expertech Network Installation (U.S.) Inc. (Expertech US). The anticipated loss on sale of Expertech US is $15 million.

2007

The net gain from discontinued operations of $98 million in 2007 relates mainly to Bell Aliant’s gain on sale of its directory business, Aliant Directory Services (ADS), of approximately $110 million.

2006

In August 2006, we reduced our interest in CTVglobemedia Inc. (CTVglobemedia) to 20% from 68.5%. In September 2006, CTVglobemedia completed its takeover bid for CHUM Limited. As a result of the transaction, our interest in CTVglobemedia was reduced to 15%. Our remaining investment in CTVglobemedia is accounted for using the cost method.
     The net gain from discontinued operations of $114 million in 2006 represents the gain on disposition of CGI Group Inc. (CGI) of $79 million, a gain of $52 million realized on the return of capital from Bell Canada International Inc. (BCI), a $7 million gain on acquisition of our remaining CGI shares by the Bell Canada pension fund and operating income at CTVglobemedia, partly offset by a write-down of $17 million on our remaining investment in CGI.

Dividends on Preferred Shares

In 2008, dividends on preferred shares of $124 million decreased $7 million, or 5.3%, compared to 2007. Dividends on preferred shares of $131 million in 2007 increased by $61 million, or 87%, compared to $70 million in 2006. This increase resulted from the new series of preferred shares created further to the Bell Canada plan of arrangement whereby all of the issued and outstanding series of preferred shares of Bell Canada, the

BCE Inc. – 2008 Annual Report   37

Management’s Discussion and Analysis

dividends on which were previously classified as non-controlling interest at BCE, were exchanged for a corresponding series of first preferred shares of BCE Inc. The Bell Canada plan of arrangement was effective on January 31, 2007.

Net Earnings and EPS

2008 COMPARED TO 2007

Net earnings applicable to common shares for 2008 were $819 million, or $1.02 per common share, a decrease of 79%, compared with net earnings of $3,926 million, or $4.88 per common share, for the same period last year. Included in 2008 net earnings was a net charge of $572 million for restructuring and other, which includes a charge of $166 million for uneconomic broadband expansion and a net loss on investments of $420 million.
     Net losses on investments included write-downs of our available-for-sale investments and losses from discontinued operations.
     In 2007, net earnings were impacted by a net charge of $206 million for restructuring and other, and net gains on investments of $2,248 million. Net gains on investments, after-tax included:

  a net gain on disposition of $1,893 million on the sale of Telesat the reversal of a tax liability due to the settlement of an uncertain tax position in connection with the sale of an investment in a prior year a net gain from discontinued operations of approximately $110 million on Bell Aliant’s sale of ADS a $92 million dilution gain as a result of the issuance of Bell Aliant units in conjunction with the privatization of the Bell Nordiq Income Fund.

Excluding the impact of these items, Adjusted net earnings decreased by $73 million in 2008.
     Higher EBITDA, lower interest expense, higher interest income and foreign exchange gains were more than offset by higher income tax expense and higher amortization expense resulting in the decrease of $73 million. Consequently, on an EPS basis, Adjusted net earnings decreased by $0.09 per common share, year over year, to $2.25 in 2008.

2007 COMPARED TO 2006

Net earnings applicable to common shares for 2007 were $3,926 million, or $4.88 per common share, which represents an increase over 2006 net earnings of $1,937 million, or $2.25 per common share. Included in net earnings in 2006 was a net charge of $222 million for restructuring and other, net gains on investments of $525 million and costs incurred to form Bell Aliant of $42 million. Net gains on investments in 2006 included the recognition of a future tax asset of $434 million in respect of approximately $2,341 million of previously unrecognized capital loss carryforwards that were recognized as a result of the pending sale of Telesat. Excluding the impact of these items, Adjusted net earnings increased by $208 million in 2007.
     The increase of $208 million in 2007 can be attributed to higher EBITDA, lower interest expense and lower income taxes due mainly to the favourable resolution of uncertain tax positions and the reduction in future income tax rates. The impact of these items more than offset the increase in non-controlling interest and depreciation and amortization expense. Consequently, on an EPS basis, Adjusted net earnings increased by $0.39 per common share, year over year, to $2.34 in 2007.

38   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

Segmented Analysis

In 2008, certain elements of our operating segments were realigned to reflect changes in our management accountabilities for operations. Our reportable segments did not change.

				% CHANGE

OPERATING REVENUES	2008	2007	2006	2008 VS. 2007	2007 VS. 2006

Bell Wireline	10,640	10,719	10,830	(0.7%)	(1.0%)
Bell Wireless	4,481	4,164	3,849	7.6%	8.2%
Inter-segment eliminations	(248)	(227)	(240)	(9.3%)	5.4%

Bell	14,873	14,656	14,439	1.5%	1.5%
Bell Aliant	3,332	3,347	3,301	(0.4%)	1.4%
Telesat	–	458	479	n.m.	(4.4%)
Inter-segment eliminations	(507)	(709)	(665)	28.5%	(6.6%)

Total operating revenues	17,698	17,752	17,554	(0.3%)	1.1%

n.m.: not meaningful

				% CHANGE

OPERATING INCOME	2008	2007	2006	2008 VS. 2007	2007 VS. 2006

Bell Wireline	902	1,454	1,523	(38.0%)	(4.5%)
Bell Wireless	1,241	1,198	984	3.6%	21.7%

Bell	2,143	2,652	2,507	(19.2%)	5.8%
Bell Aliant	721	714	699	1.0%	2.1%
Telesat	–	157	142	n.m.	10.6%
Inter-segment eliminations	–	(44)	(34)	n.m.	(29.4%)

Total operating income	2,864	3,479	3,314	(17.7%)	5.0%

n.m.: not meaningful

Bell Wireline Segment

BELL WIRELINE REVENUE

				% CHANGE

BELL WIRELINE REVENUE	2008	2007	2006	2008 VS. 2007	2007 VS. 2006

Local and access	3,360	3,617	3,785	(7.1%)	(4.4%)
Long distance	1,165	1,219	1,327	(4.4%)	(8.1%)
Data	3,721	3,574	3,521	4.1%	1.5%
Video	1,450	1,317	1,150	10.1%	14.5%
Equipment and other	576	652	691	(11.7%)	(5.6%)

Total external revenues	10,272	10,379	10,474	(1.0%)	(0.9%)
Inter-segment revenues	368	340	356	8.2%	(4.5%)

Total Bell Wireline revenue	10,640	10,719	10,830	(0.7%)	(1.0%)

2008 Compared to 2007

Bell Wireline’s revenues totalled $10,640 million in 2008, down 0.7% from $10,719 million in 2007. Year-over-year revenue improvements of $147 million in data and $133 million in video were more than offset by decreases of $257 million, $54 million and $76 million in local and access, long distance, and equipment and other, respectively.

Local and Access

Local and access revenues declined 7.1% in 2008 to $3,360 million from $3,617 million in 2007. The year-over-year decrease was due largely to ongoing residential NAS erosion and the related loss of revenue from optional features, as well as to discounts and other promotional incentives resulting from marketing initiatives related to our Bell Home Phone service packages and customer winback activities. The reversal of a regulatory provision in 2007 related to the price caps deferral account also contributed to the year-over-year decrease in local and access revenues in 2008. The positive revenue impact of price increases over the past year on certain basic voice products and features, as well as various other business and wholesale access services, helped to moderate the year-over-year decrease in local and access revenues in 2008.
     At December 31, 2008, our combined residential and business NAS customer base totalled 7,436,000 lines, compared with 8,176,000 at the end of 2007. This corresponds to an annualized rate of NAS erosion of 9.1% in 2008 compared with 6.5% in 2007. The decrease in total NAS line losses was further impacted by a number of adjustments that we made at the beginning of 2008. At that time, we adjusted our

BCE Inc. – 2008 Annual Report   39

Management’s Discussion and Analysis

beginning-of-period business NAS customer base to write-off 273,000 lines following notification from a major wholesale customer in the fourth quarter of 2007 that it was in the process of migrating all its subscribers onto its own network facilities. As a result, the NAS subscriber count was adjusted in 2007. In addition, we adjusted our beginning-of-year residential NAS subscriber count down by 44,000 to reflect the results of an extensive review of our historical customer records.
     Excluding the impact of these adjustments, our annualized rate of NAS erosion at December 31, 2008 was 5.4%, compared with 6.9% at December 31, 2007. In terms of NAS lines, our net losses on an adjusted basis in 2008 were 423,000, compared with 580,000 in 2007. The approximate 27% year-over-year improvement in adjusted total NAS line losses can be attributed to the effectiveness of our integrated household marketing campaign, continued solid demand for our Bell Home Phone packages, ongoing customer winbacks, and reduced losses to CLECs, despite ongoing aggressive competition from major cable television operators for local telephone service, and wireline to wireless substitution. At the end of 2008, we had 4,231,000 residential lines and 3,205,000 business lines, compared with adjusted customer bases of 4,606,000 and 3,253,000, respectively, one year earlier.

Long Distance

Long distance revenues totalled $1,165 million in 2008, compared with $1,219 million in 2007. The 4.4% decrease year over year reflected the effects of ongoing NAS erosion, technological substitution to wireless and Internet, toll competition, pricing pressures across our business and wholesale markets, and lower rates on cross-border exchange traffic, all of which contributed to a reduction in the total volume of minutes. Price increases introduced at the beginning of 2008 for residential and SMB customers moderated the rate of decline in long distance revenues this year, while an increase in the monthly network charge for residential customers from $4.50 to $5.95 in the third quarter of 2007 also contributed to a lower long distance erosion rate in 2008.
     Consistent with NAS erosion and competitive substitution, total minute volumes decreased by 5.8% in 2008 to 11,771 million conversation minutes from 12,500 million in 2007. The year-over-year decline reflected lower domestic and overseas minute volumes in both our consumer and business sectors, as well as competitive pressures in wholesale. Despite the positive impact of price increases, average revenue per minute (ARPM) decreased $0.002 in 2008 to $0.089 from $0.091 in the previous year, mainly as a result of a decrease in total minutes of usage.

Data

Data revenues were 4.1% higher year over year, increasing to $3,721 million in 2008 from $3,574 million in the previous year. The main drivers of data revenue growth in 2008 included higher Internet services revenues, stemming from an increase in the total number of high-speed Internet customer connections and price increases applied by both our Internet and SMB units over the past year, higher IP and broadband connectivity services revenue generated by business and wholesale customers, increased sales of ICT professional services solutions to Enterprise customers, growth in sales of desktop and hosted VAS to SMB customers, and higher Internet portal revenues. These factors, which had a positive impact on data revenues in 2008, were partly offset by lower revenues from legacy products and services. Legacy data revenues continued to erode mainly as a result of business customer migration to IP-based systems, the ongoing transfer of services by wholesale customers onto their own network facilities, and competitive pricing pressures.
     We added 50,000 net high-speed Internet subscribers in 2008 compared with 124,000 in 2007. This brought our total Internet subscriber count at December 31, 2008 to 2,054,000, representing a 2.5% increase since the end of the previous year. The year-over-year decrease in net activations in 2008 can be attributed primarily to our competitors’ aggressive acquisition offers and lower overall market demand due to the relatively high broadband Internet penetration rate in Canada. Increased demand for Bell’s WiMAX service moderated the decrease in net subscriber activations.

Video

Video revenues increased 10.1% in 2008 to $1,450 million from $1,317 million in 2007, due to higher ARPU and a larger customer base. Video ARPU grew considerably in 2008, increasing by $5.68 to reach $65.37 per month from $59.69 per month in the previous year. The year-over-year improvement in video ARPU was primarily the result of customer upgrades to higher-priced programming packages driven partly by increased customer take-up of premium STBs, price increases implemented over the past year, and higher rental revenue from increased STB rentals.
     We added 30,000 net new video subscribers in 2008, compared with 2,000 last year. The year-over-year improvement can be attributed mainly to higher sales through our call centre channels largely as a result of our integrated household strategy marketing campaign and increased customer subscriptions from MDUs. At December 31, 2008, our video subscriber base totalled 1,852,000.
     Our video churn rate in 2008 remained unchanged year over year at 1.2%.

Equipment and Other

Consistent with our continued focus on not pursuing low-margin business, equipment and other revenues decreased 11.7% in 2008 to $576 million from $652 million in the previous year, largely as a result of lower equipment sales at our Bell West unit, lower overall sales and reduced maintenance of legacy voice equipment to our business customers, and equipment sales in 2007 from Bell Internet’s PC equipment sales program, which was terminated in the second quarter of 2008.

40   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

2007 Compared to 2006

Local and Access

Local and access revenues of $3,617 million in 2007 represented a decrease of 4.4% compared with $3,785 million in 2006. The year-over-year revenue decline was due mainly to continued residential NAS erosion and the related loss of optional enhanced features revenue, as well as to discounts related to marketing initiatives focused on our new Bell Home Phone service packages and residential customer winback activities. Local and access revenues were also negatively impacted in 2007 by a CRTC decision associated with the price caps deferral account that took effect June 1, 2006, which mandated a reduction in local rates. The positive revenue impact from rate increases in September 2006 to our business and wholesale access services portfolios and the application of price increases in 2007 on certain other basic voice products moderated the year-over-year decrease in local and access revenues.
     Total NAS declined by 511,000 in 2007 compared with a decline of 463,000 in 2006, to reach 8,176,000 lines at December 31, 2007. The higher total number of local line losses, year over year, reflected the loss of 58,000 business lines, stemming from a major wholesale customer’s decision in the fourth quarter of 2007 to move substantially all of its subscribers onto its own network. An opening balance adjustment was made to our business NAS at the beginning of 2008 to recognize the further migration of this wholesale customer’s remaining 273,000 lines. The migration of these wholesale lines did not have a material revenue impact. In addition, at the beginning of the third quarter of 2007, our business NAS customer base was decreased by 58,000 to reflect an adjustment in the calculation of local interconnections. Our decline in total NAS in 2007 was also the result of ongoing aggressive competition from major cable television operators for local telephone service, continuing losses to non-related CLECs, and wireline to wireless substitution.
     Excluding the impact of these adjustments, the annual rate of NAS erosion for 2007 was 6.9% compared with 6.8% for 2006. In terms of NAS lines, our net losses on an adjusted basis in 2007 were 580,000 compared with 617,000 in 2006. At the end of 2007, we had adjusted residential lines of 4,606,000 and adjusted business lines of 3,253,000 compared with adjusted customer bases of 5,117,000 and 3,322,000 lines, respectively, one year earlier.

Long Distance

Long distance revenues totalled $1,219 million in 2007, reflecting a year-over-year decrease of 8.1% compared with revenues of $1,327 million in 2006. Long distance revenues continued to be negatively affected by ongoing NAS erosion, technological substitution to wireless and Internet, losses to toll competitors, pricing pressures across our business and wholesale markets, lower rates on cross-border exchange traffic and a reduction in total minute volumes. Price increases applied during 2007 moderated the rate of decline in long distance revenues. Consistent with NAS erosion and industry-wide trends, total minute volumes decreased 5.7% in 2007 to 12,500 million conversation minutes from 13,256 million in 2006, reflecting lower domestic and overseas minute volumes in both our consumer and business sectors, as well as competitive pressures in wholesale. As a result, ARPM decreased by $0.001 in 2007 to $0.091 from $0.092 in 2006.

Data

Data revenues increased 1.5% to $3,574 million in 2007, up from $3,521 million in 2006. Data revenue growth was driven mainly by higher Internet revenues, resulting from an increase in the total number of access service connections, increased sales of PC Fusion, and price increases at both Bell Internet and our SMB unit. Higher IP and broadband connectivity services revenue in our Enterprise, SMB and Wholesale units also contributed to the year-over-year improvement in data revenues. The impact of adverse regulatory rulings on data revenues was approximately $10 million lower in 2007 compared with 2006. Competitive pricing pressures, the continued migration of business customers’ voice and data traffic to our IP-based systems, decreased sales of ICT solutions to our business customers, and the ongoing transfer of services by wholesale customers onto their own network facilities moderated the increase in data revenues in 2007. Although revenues from legacy products and services decreased year over year, the rate of decline slowed due largely to price increases in legacy services, expansion of our product suites and effective management of IP customer migration in our Enterprise unit.
     The number of high-speed Internet subscribers increased by 124,000 in 2007 compared with 154,000 new net subscriber activations in 2006. In the fourth quarter of 2007, we reduced total net activations by 11,000 to correct for customer churn adjustments in the first three quarters of 2007. Lower net activations in 2007 can be attributed to intense competition, particularly in our consumer markets, where aggressive price discounting on competitors’ multi-product bundle offers was prevalent, and to our lack of customer retention offers featuring unlimited usage plans. Stronger overall market demand and the positive impact of a limited-time targeted marketing campaign featuring special promotional rates in our Québec market also contributed to the relatively higher number of net activations in 2006. These factors were partly offset by increased sales of Bell Internet’s WiMAX service and higher wholesale demand for access service connections in 2007. At December 31, 2007, we had 2,004,000 high-speed Internet subscribers, representing a 6.8% increase over 2006. This figure included a subscriber base adjustment of 3,000 customers, reflecting the net impact of an 18,000 customer increase at the beginning of the first quarter of 2007 to adjust for prior-year deactivations related to a major upgrade of our order management system and the aggregate removal at the beginning of the first two quarters of 2007 of 15,000 customers who had no network usage in 2007. These adjustments were not taken into account to determine net activations for 2007.

BCE Inc. – 2008 Annual Report   41

Management’s Discussion and Analysis

Video

Video revenues grew by 14.5% in 2007 to $1,317 million from $1,150 million in 2006, due mainly to higher ARPU. Video ARPU improved significantly, increasing to $59.69 per month in 2007 from $53.85 per month in 2006. The improvement resulted primarily from price increases implemented over the past year, customer upgrades to higher-priced programming packages, and higher rental fee revenue from increased STB rentals.
     Our video churn rate was 1.2% in 2007 compared with 1.0% in 2006. This result was due largely to a higher number of customers coming off contracts and the application of various price increases in 2007, which resulted in higher voluntary customer deactivations in 2007. Churn was also impacted negatively as we accelerated the processing of accounts in collection, resulting in higher deactivations of non-paying customers. As a result of higher churn and weaker sales in our independent retail channels, net activations amounted to 2,000 in 2007, compared with net activations of 93,000 in 2006. At December 31, 2007, our video subscriber base totalled 1,822,000.

Equipment and Other

Equipment sales and other revenues decreased 5.6% in 2007 to $652 million compared with $691 million in 2006. The year-over-year decline was due primarily to decreased sales and maintenance contracts for legacy voice equipment to business customers, which reflected our strategic decision not to pursue low-margin business, as well as to a one-time revenue contribution in the first quarter of 2006 from a network infrastructure installation contract to help restore telecommunications service to the areas in the United States affected by Hurricane Katrina. This year-over-year revenue decrease was partly offset by higher equipment sales at our Bell West unit.

BELL WIRELINE OPERATING INCOME

2008 Compared to 2007

Operating income for our Bell Wireline segment was $902 million in 2008, down from $1,454 million in the previous year. The results for 2008 included restructuring and other charges totalling $773 million, reflecting amounts recorded for workforce reduction initiatives, uneconomic broadband expansion as part of the CRTC’s decisions relating to the use of deferral account funds, the relocation of employees and closing of real estate facilities that are no longer needed, and costs associated with the Privatization. This compared with restructuring and other charges of $304 million in 2007. Excluding the impact of these items, operating income before restructuring and other in 2008 decreased 4.7% to $1,675 million from $1,758 million in 2007, mainly as a result of the following:

  loss of higher-margin legacy voice and data revenues, due to erosion of our residential NAS customer base and business customer migration towards IP-based networks higher outsourcing costs related to increased call centre volumes and IT service contract labour increased expenses related to ongoing service improvements higher fleet expenses due mainly to increased fuel costs

  higher depreciation and amortization expense.

In addition, a number of unusual items occurred in 2008, which adversely affected operating income. These included a $31 million charge related to the Federal Court of Appeal’s decision in respect of CRTC video broadcast licence fees for the period from September 2006 to June 2008, a $14 million net charge related to a write-down of assets associated with the termination of Bell Internet’s PC equipment sales program in the second quarter of 2008, and a $28 million charge recorded in the fourth quarter of 2008 for a loss on a long-term customer contract in our Enterprise unit.
     These factors, which had an unfavourable year-over-year impact on operating income in 2008, were partly offset by:

  higher video, Internet, broadband connectivity and ICT services revenues lower labour costs from a reduced workforce and lower compensation expense lower cost of product sales consistent with a decrease in overall equipment sales arising largely from lower equipment sales at Bell West and the termination of Bell Internet’s PC equipment sales program in the second quarter of 2008 lower cost of goods sold due to reduced long distance traffic and lower international rates decreased bad debt expense resulting mainly from our ongoing focus on accounts receivable collections and cash flow lower marketing and sales expenses due to decreased promotional and retention spending and reduced high-speed Internet subscriber acquisition lower net benefit plans cost.

2007 Compared to 2006

Operating income for our Bell Wireline segment was $1,454 million in 2007, down 4.5% when compared with $1,523 million in 2006. The following factors had a negative impact on wireline operating income in 2007:

  erosion of our residential NAS customer base

  loss of higher-margin legacy voice and data business due to competition and customer migration towards IP-based networks greater marketing and sales expenses associated with residential customer winback and retention activities higher bad debt expense resulting from an ongoing focus on accounts receivable management increased call centre costs to enhance service quality

  higher amortization expense

  higher restructuring and other costs.

     These operating income pressures were partly offset by higher video revenues, lower cost of goods sold due to reduced domestic and international long distance traffic and decreased product sales, lower labour costs from decreased use of consultants and a reduced workforce, ongoing productivity improvements, and lower net benefit plans cost.

42   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

Bell Wireless Segment

BELL WIRELESS REVENUE

				% CHANGE

BELL WIRELESS REVENUE	2008	2007	2006	2008 VS. 2007	2007 VS. 2006

Service	4,058	3,773	3,464	7.6%	8.9%
Product	377	332	333	13.6%	(0.3%)

Total external revenues	4,435	4,105	3,797	8.0%	8.1%
Inter-segment revenues	46	59	52	(22.0%)	13.5%

Total Bell Wireless revenue	4,481	4,164	3,849	7.6%	8.2%

2008 Compared to 2007

Bell Wireless operating revenues, comprised of network service and product revenues, increased 7.6% to $4,481 million in 2008 from $4,164 million in the previous year. Wireless service revenues grew 7.6% to $4,058 million in 2008, driven mainly by the combination of a larger subscriber base, significantly higher data usage and increased roaming revenues. Product revenues were 13.6% higher in 2008 at $377 million, compared with $332 million in 2007. The year-over-year improvement in product revenues reflected a higher volume of handset sales and customer upgrades driven primarily by continued subscriber base growth, as well as an increase in the average handset price due to a higher proportion of high-end data devices sold.
     Both postpaid and prepaid ARPU in 2008 increased marginally year over year to $66.09 per month and $17.14 per month, respectively, from $65.88 per month and $17.11 per month in 2007. Accordingly, on a combined postpaid and prepaid basis, blended ARPU increased in 2008 to $54.29 per month compared with $53.92 per month in the previous year.
     We achieved a record number of gross wireless activations in 2008, which increased 0.7% to 1,651,000 from 1,640,000 in 2007, driven by higher postpaid gross activations year over year. This was offset largely by a slow-down in prepaid subscriber acquisitions, consistent with our focus on the higher value postpaid customer and increased competition from a new brand. Postpaid gross activations grew by 6.7% in 2008, reflecting our promotional offers, the growing demand for high-end data handsets and smartphones, a higher number of points of sale, and Virgin’s introduction of postpaid rate plans at the beginning of 2008. The 6.6% year-over-year decrease in prepaid gross activations in 2008 can be attributed mainly to Virgin and our continued strong attention to postpaid customer acquisition.
     Our blended churn rate for 2008 decreased slightly year over year to 1.6% from 1.7% in 2007. Postpaid churn decreased to 1.2% in 2008 from 1.3% in 2007, due mainly to our customer retention and service improvement strategies, while prepaid churn increased to 3.1% from 2.8% in 2007, mainly as a result of a higher number of inactive customer deactivations.
     Postpaid net activations improved significantly in 2008, increasing 61% to 332,000 from 206,000 in 2007. The year-over-year improvement can be attributed to the combined impact of higher postpaid gross activations and lower postpaid customer churn. Despite significantly higher postpaid net activations, our total wireless net activations decreased to 351,000 in 2008 from 408,000 in the previous year, as a result of lower prepaid net activations, which totalled 19,000 in 2008 compared with 202,000 in 2007.
     At the end of 2008 we adjusted our end-of-period wireless subscriber base. During the fourth quarter of 2008, we decommissioned our analog wireless network that was deployed in the mid-1980s and had reached the end of its useful service life. We began notifying customers of the pending network shutdown approximately one year earlier. These customers were offered free digital handsets and the option of higher-powered long-range phones at a low cost. The deactivation of the remaining analog subscribers resulted in the removal of approximately 37,000 subscribers (11,000 postpaid and 26,000 prepaid) from our wireless subscriber base. In addition, we adjusted our end-of-period wireless subscriber base by 32,000 postpaid customers to reflect customers with credit issues when postpaid service was introduced at Virgin at the beginning of 2008. These adjustments were not included in the determination of net activations or customer churn for 2008.
     Taking into account the aforementioned subscriber-base adjustments, at December 31, 2008, we provided service to 6,497,000 wireless subscribers, representing a 4.5% increase since the end of 2007.

2007 Compared to 2006

Bell Wireless operating revenues increased 8.2% to $4,164 million in 2007, compared with $3,849 million in 2006. Wireless service revenues grew 8.9% in 2007 to $3,773 million from $3,464 million in 2006, reflecting the combined impact of higher ARPU and a larger subscriber base. Product revenues remained relatively stable at $332 million, compared with $333 million in 2006. The slight year-over-year decrease in product revenues for 2007 can be explained mainly by higher promotional discounts in partial response to the heavy emphasis on zero-dollar handsets in the market, offset almost entirely by increased handset sales resulting from a higher number of gross activations and customer upgrades.
     Postpaid ARPU increased by 2.6%, year over year, to reach $65.88 per month in 2007. The significant improvement was driven mainly by price increases for a number of services and features, including a $2 increase in our monthly system access fee for Bell Mobility’s postpaid customers, continued growth in data usage, and increased roaming revenues. Prepaid ARPU of $17.11 per month in 2007 represented an improvement of 19.7% over 2006. This increase was attributable to higher minutes of usage, increased data usage and the introduction of a $3.95 system access fee in October 2006 for all

BCE Inc. – 2008 Annual Report   43

Management’s Discussion and Analysis

new prepaid activations. As a result of higher postpaid and prepaid ARPU, blended ARPU increased 5.4% in 2007 to $53.92 per month, from $51.18 per month in 2006.
     Gross wireless activations increased 7.1% in 2007 to 1,640,000 from 1,531,000 in 2006 due to higher prepaid gross activations year over year. Although postpaid gross activations remained virtually unchanged compared with 2006, there was progressive quarterly improvement in postpaid subscriber acquisitions during 2007, reflecting the positive customer response to our offers, the introduction of new handsets and an expanded market presence. Our blended churn rate in 2007 was 1.7% compared with 1.5% in 2006, reflecting both higher postpaid and prepaid churn. Postpaid churn increased 0.2 points year over year to 1.3%, mainly as a result of sustained competitive intensity stemming from subscriber acquisition offers that featured zero-dollar handsets and discounted rate plan promotions. The industry-wide implementation of wireless number portability and the loss of a public sector wireless contract in the first quarter of 2007 also contributed to higher churn in 2007. At the beginning of 2007, we implemented a change to our prepaid deactivation policy that precipitated the removal of 146,000 non-revenue-generating customers from our prepaid subscriber base at the beginning of 2007. As this was a retroactive adjustment, it was not reflected in our prepaid churn rate for 2007. As a result of this change in policy, we deactivated a higher number of inactive customer accounts, which contributed to the increase in prepaid churn of 2.8% in 2007 compared with 2.6% in 2006.
     Mainly as a result of higher customer deactivations, our total wireless net activations decreased to 408,000 in 2007 from 513,000 in 2006. Postpaid subscribers accounted for just over half or 206,000 of the net activations achieved in 2007 compared with 57% or 293,000 in 2006. At December 31, 2007, we had 6,216,000 wireless subscribers, representing a 4.4% annual increase.

BELL WIRELESS OPERATING INCOME

2008 Compared to 2007

Our Bell Wireless segment reported operating income of $1,241 million in 2008, up 3.6% from $1,198 million in 2007. The year-over-year increase was due primarily to higher revenues and lower subscriber acquisition costs. Subscriber acquisition costs are comprised mainly of handset subsidies, sales commissions and marketing expenses. These factors were offset partly by:

  higher network operating expenses to sustain a larger subscriber base, increased data usage and roaming increased costs to provide data content and to support services being offered higher cost of product sales consistent with increased equipment revenues increased customer retention and handset upgrade expenses

  higher labour costs associated with increased call centre volumes and new stores.

Wireless COA decreased 2.2% in 2008 to $395 per gross activation from $404 per gross activation. The year-over-year improvement was due mainly to lower handset subsidies, despite increased sales of higher-end data devices, and reduced marketing costs.

2007 Compared to 2006

Our Bell Wireless segment reported operating income of $1,198 million in 2007, representing an increase of 22% compared with $984 million in 2006. The year-over-year improvement was driven mainly by higher revenues and lower bad debt expense. Higher customer retention and handset upgrade costs moderated the increase in Bell Wireless’s operating income in 2007. Subscriber acquisition costs remained unchanged year over year.
     Wireless COA decreased 3.8% to $404 per gross activation in 2007 from $420 per gross activation in 2006, primarily as a result of lower handset subsidies in combination with higher gross activations.

44   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

Bell Aliant Segment

BELL ALIANT REVENUE

				% CHANGE

BELL ALIANT REVENUE	2008	2007	2006	2008 VS. 2007	2007 VS. 2006

Local and access	1,394	1,426	1,455	(2.2%)	(2.0%)
Long distance	429	445	471	(3.6%)	(5.5%)
Data	598	522	488	14.6%	7.0%
Wireless	72	53	47	35.8%	12.8%
Equipment and other	498	503	479	(1.0%)	5.0%

Total external revenues	2,991	2,949	2,940	1.4%	0.3%
Inter-segment revenues	341	398	361	(14.3%)	10.2%

Total Bell Aliant revenue	3,332	3,347	3,301	(0.4%)	1.4%

2008 Compared to 2007

Bell Aliant segment revenues decreased 0.4% to $3,332 million in 2008 from $3,347 million in 2007. The year-over-year decline was due primarily to the wind-down in the operations of AMP in the third quarter of 2008 following Bell Canada’s notification that it would terminate its contract to use AMP as its exclusive distributor in Atlantic Canada, as well as to the continued decrease in revenues from its local and access and long distance services, which was offset largely by higher revenues from data (including Internet), IT services and wireless.
     Local and access revenues decreased 2.2% in 2008 to $1,394 million from $1,426 million in 2007. This was due to a 3.4% decline in the NAS customer base since the end of 2007, reflecting competitive losses driven by expansion in local telephony by cable operators and substitution of other services, including wireless and VoIP services. The year-over-year revenue decline was lower than Bell Aliant’s NAS erosion rate, due primarily to the impact of price increases in certain areas of Bell Aliant’s territory and increased penetration of value-added features and service bundles. At December 31, 2008, Bell Aliant had 3,092,000 NAS in service, compared with 3,202,000 one year earlier.
     Long distance revenues totalled $429 million in 2008, down 3.6% compared with $445 million in 2007. This was due primarily to a decline in annual long distance minutes of 3.7%, due mainly to competitive losses and technology substitution to wireless calling and IP-based services. The shifting away by customers from per-minute rate plans in favour of unlimited or large usage packages for a set monthly price also contributed to lower long distance revenues in 2008. ARPM decreased to $0.095 in 2008 from $0.096 in 2007.
     Data revenues, including Internet, increased 14.6% in 2008 to $598 million, from $522 million in 2007. The improvement can be attributed primarily to higher Internet revenues driven by a 10.7% increase in the number of high-speed subscribers, as well as to growth in IP connectivity broadband services such as VPN. At December 31, 2008, Bell Aliant had 762,000 high-speed Internet subscribers compared with 689,000 one year earlier.
     Wireless revenues grew 35.8% in 2008 to $72 million from $53 million in 2007. The year-over-year increase was due to the combined impact of a larger subscriber base and higher ARPU driven primarily by growth in data services. At December 31, 2008, Bell Aliant had 114,000 wireless customers, representing an approximate 20% increase since the end of 2007.
     Equipment and other revenues decreased 1.0% in 2008 to $498 million from $503 million in 2007. The decrease in 2008 was due primarily to the wind-down in the operations of AMP, offset partly by higher year-over-year IT services revenue from growth in IT project activity within the healthcare industry and by higher total year-over-year sales of IT products driven mainly to a few significant business product sales to key customers.

2007 Compared to 2006

Bell Aliant segment revenues increased 1.4% in 2007 to $3,347 million, compared with $3,301 million in 2006, as growth in data (including Internet), wireless, product sales and IT services more than offset declining revenues from local and access services and long distance.
     Local and access revenues decreased 2.0% in 2007 to $1,426 million from $1,455 million in 2006. This resulted mainly from a 3.2% decline in the overall NAS customer base, reflecting competitive losses and the reduction in primary lines as customers adopt wireless and VoIP technologies. The impact of price increases in certain areas of Bell Aliant’s territory and increased penetration of value-added features and service bundles moderated the year-over-year decrease in local and access revenues. At the end of 2007, Bell Aliant had 3,202,000 NAS in service, compared with 3,309,000 one year earlier.
     Long distance revenues in 2007 were $445 million, down 5.5% compared with revenues of $471 million in 2006. This was due primarily to a decline of 6.1% in long distance minutes as a result of NAS losses to competition, technology substitution to wireless calling and IP-based services, and dial-around erosion. Overall ARPM increased slightly in 2007 as the decline in minutes was more than offset by the impact of price increases and changes to plans offered to customers.
     Data revenues, including Internet, increased 7.0% in 2007 to $522 million from $488 million in 2006, mainly as a result of higher Internet revenues driven by a 17.2% increase in the number of high-speed subscribers. Growth in new IP connectivity broadband services also contributed to the year-over-year improvement in data revenues. This was partly offset by the impact of promotional pricing required to respond to

BCE Inc. – 2008 Annual Report   45

Management’s Discussion and Analysis

competitive market pressures. At December 31, 2007, Bell Aliant had 689,000 high-speed Internet subscribers, compared with 588,000 one year earlier.
     Wireless revenues grew 12.8% in 2007 to $53 million from $47 million in 2006. The year-to-date increase was due to a higher average number of subscribers in the customer base, offset slightly by lower ARPU resulting from an increased number of customers adopting prepaid service. At the end of 2007, Bell Aliant had 94,925 wireless customers, representing an 8.2% increase over 2006.
     Equipment sales and other revenues were $503 million in 2007, up 5.0% compared with revenues of $479 million in 2006. The year-over-year increase can be attributed mainly to higher data product sales and growth in IT service revenues from managed services and IT project activity within the healthcare industry. Higher fulfillment revenues driven by growth in sales to government and related agencies also contributed to the increase. IT services and fulfillment revenue is earned primarily by Bell Aliant’s xwave division through systems integration, software engineering, business consulting and infrastructure services such as data centre, help desk, security and technical support services.

BELL ALIANT OPERATING INCOME

2008 Compared to 2007

Operating income at Bell Aliant was higher year over year, increasing by 1.0% to $721 million in 2008 from $714 million in 2007. Lower net benefit plans cost and cost containment that resulted in lower selling, general and administrative expenses more than offset decreased operating revenues, higher cost of revenue, consistent with increased IT-related sales, higher depreciation and amortization expense, and higher restructuring and other stemming from a charge recorded in the fourth quarter of 2008 related to a workforce reduction initiative to remove approximately 500 management positions in 2009.

2007 Compared to 2006

Operating income at Bell Aliant increased 2.1% in 2007 to $714 million from $699 million in 2006. Higher revenues and productivity cost savings were partly offset by higher labour costs, higher cost of revenues associated with growth in product and IT fulfillment sales, and increased net benefit plans cost. Higher restructuring and other costs in 2006, due to transaction expenses related to the formation of Bell Aliant, also had a favourable year-over-year impact on operating income in 2007.

Telesat Segment

TELESAT REVENUE

2008 Compared to 2007

We recognized no revenues for Telesat in 2008, compared with $458 million in 2007 because Telesat was sold on October 31, 2007. Telesat was not accounted for as discontinued operations because of its ongoing commercial arrangements with Bell TV.

2007 Compared to 2006

Revenues for Telesat in 2007 only reflect results up to the time of its sale on October 31, 2007. Accordingly, Telesat’s revenues were $458 million in 2007, compared with $479 million in 2006.

TELESAT OPERATING INCOME

2008 Compared to 2007

Due to the sale of Telesat on October 31, 2007, Telesat’s operating income in the twelve months ended December 31, 2008 was nil compared with $157 million in 2007.

2007 Compared to 2006

Telesat’s operating income in 2007 increased 10.6% to $157 million from $142 million in 2006, mainly as a result of the recognition of operating expenses and amortization only up to October 31, 2007.

FINANCIAL AND CAPITAL MANAGEMENT

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Net Debt

	2008	2007

Debt due within one year (1)	2,201	721
Long-term debt	10,099	10,766
Securitization of accounts receivable	1,305	1,332
Preferred shares	2,770	2,770
Less: Cash and cash equivalents	(3,059)	(2,652)

Total net debt	13,316	12,937

(1)	Includes bank advances and notes payable.

46   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

Net debt increased $379 million to $13,316 million in 2008 mainly due to:

  obligations of $1,056 million for additional capital leases mainly relating to Nimiq IV, our new satellite which became operational in the fourth quarter of 2008 and the opening of our campuses in Toronto, Calgary and Montréal cash dividends paid on common shares of $587 million

  going-private costs paid of $163 million for employee retention costs and transaction costs, related to financial advisory, professional and consulting fees

  BCE Inc.’s repurchase and cancellation of 4.0 million outstanding common shares for $92 million under its NCIB business acquisitions amounting to $56 million.

     These increases were partly offset by free cash flow of $1,689 million.

Outstanding Share Data

(in millions)	2008	2007

Common shares	803.1	805.3
Stock options	15.0	17.7

We had 803.1 million common shares outstanding at the end of 2008, a decrease of 2.2 million over 2007 resulting from BCE Inc.’s repurchase of 4.0 million of its outstanding common shares for cancellation through an NCIB, partly offset by stock options that were exercised in 2008. As at February 28, 2009, 785.4 million common shares were outstanding.
     The number of stock options outstanding at the end of 2008 was 15.0 million, a decrease of 2.7 million from 2007. The weighted average exercise price of the stock options outstanding at December 31, 2008 was $33. Of the total outstanding stock options at December 31, 2008, 11.6 million were exercisable at a weighted average exercise price of $34. In 2008:

  0.8 million stock options were granted on December 22, 2008

  1.8 million previously granted options were exercised

  1.7 million previously granted options expired or were forfeited.

Cash Flows

The following table is a summary of our cash inflows and outflows.

				% CHANGE

	2008	2007	2006	2008 VS. 2007	2007 VS. 2006

Cash flows from operating activities	5,912	5,733	5,357	3.1%	7.0%
Bell Aliant distributions to BCE	290	282	309	2.8%	(8.7%)
Capital expenditures	(2,988)	(3,144)	(3,121)	5.0%	(0.7%)
Other investing activities	(726)	14	(3)	n.m.	n.m.
Cash dividends paid on preferred shares	(129)	(124)	(84)	(4.0%)	(47.6%)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(366)	(404)	(293)	9.4%	(37.9%)
Bell Aliant free cash flow	(304)	(399)	(383)	23.8%	(4.2%)
Telesat free cash flow	–	2	28	(100.0%)	(92.9%)

Free cash flow	1,689	1,960	1,810	(13.8%)	8.3%
Bell Aliant undistributed free cash flow	14	117	74	(88.0%)	58.1%
Telesat free cash flow	–	(2)	(28)	100.0%	92.9%
Business acquisitions	(56)	(163)	(65)	65.6%	n.m.
Business dispositions	(10)	3,123	–	n.m.	n.m.
Formation of Bell Aliant	–	(7)	(255)	100.0%	97.3%
Going-private costs	(163)	(49)	–	n.m.	n.m.
Increase in investments	(8)	(27)	(304)	70.4%	91.1%
Decrease in investments	1	192	64	(99.5%)	n.m.
Cash dividends paid on common shares	(587)	(1,147)	(1,169)	48.8%	1.9%
Issue of common shares	50	153	29	(67.3%)	n.m.
Repurchase of common shares	(92)	(227)	(1,241)	59.5%	81.7%
Net (repayment) issuance of debt instruments	(451)	(1,766)	(432)	74.5%	n.m.
Redemption of equity securities by subsidiaries from non-controlling interest	–	(333)	(305)	100.0%	(9.2%)
Issue of equity securities by subsidiaries to non-controlling interest	1	–	13	n.m.	(100.0%)
Other financing activities	15	(66)	(157)	n.m.	58.0%
Cash provided by discontinued operations	2	319	2,102	(99.4%)	(84.8%)

Net increase in cash and cash equivalents	405	2,077	136	(80.5%)	n.m.

n.m.: not meaningful

BCE Inc. – 2008 Annual Report   47

Management’s Discussion and Analysis

Cash Flows from Operating Activities

2008 COMPARED TO 2007

Cash from operating activities was $5,912 million in 2008, an increase of $179 million, or 3.1%, compared to $5,733 million in 2007. Cash from operating activities was impacted positively by:

  a decrease of $152 million in interest paid as a result of both lower average debt and higher interest income a decrease of $33 million in pension contributions made to the Bell Canada pension plan an improvement in working capital due mainly to timing of supplier payments.

     These increases were partly offset by:

  an increase of $187 million in payments of restructuring and other from workforce reduction initiatives as a result of our 100-day plan lower cash earnings from a decrease in EBITDA, exclusive of net benefit plans cost an increase of $76 million in income taxes paid due to higher refunds received in 2007 a decrease of $21 million from the securitization of accounts receivable.

2007 COMPARED TO 2006

Cash from operating activities was $5,733 million in 2007, an increase of $376 million, or 7.0%, compared to $5,357 million in 2006. Cash from operating activities was impacted positively by:

  higher cash earnings from higher EBITDA, exclusive of net benefit plans cost a decrease in income taxes paid mainly from the formation of the Bell Aliant income trust in July 2006 and higher tax refunds a decrease of $107 million in restructuring and other payments mainly due to payments of $66 million in 2006 pursuant to a pay equity settlement compensation payments of $67 million made to executives and other key employees in 2006 under our restricted share unit plan a decrease of $49 million in interest paid as a result of both lower average debt balances and the lower interest rates and lower interest income.

     These increases were partly offset by an increase of $93 million in pension payments and a decrease in working capital.

Free Cash Flow

Free cash flow was $1,689 million in 2008, a decrease of $271 million, or 13.8%, compared to free cash flow of $1,960 million in 2007. This was due to an increase in other investing activities as a result of our purchase of AWS spectrum licences for $741 million, partly offset by an increase in cash from operating activities and a decrease of $156 million in capital expenditures.
     Free cash flow was $1,960 million in 2007, an increase of $150 million, or 8.3%, compared to free cash flow of $1,810 million in 2006. This reflects an increase in cash from operating activities of $376 million. This was partly offset by an increase of $111 million mainly from distributions paid to the non-controlling interest of Bell Aliant.

Capital Expenditures

2008 COMPARED TO 2007

Capital expenditures for BCE were $2,988 million in 2008, compared with $3,144 million in 2007. As a percentage of revenues, capital expenditures for BCE decreased to 16.9% in 2008 from 17.7% in 2007. The decrease can be explained primarily by the sale of Telesat on October 31, 2007 that resulted in no capital expenditures being reported for Telesat in 2008, compared with $188 million in 2007.
     Reduced spending at Bell Aliant, particularly in the first half of 2008, also contributed to the overall decrease in BCE’s capital expenditures in 2008. These reductions stemmed from the completion of the accelerated phase of its investment in FTTN technology in 2007 and planned reduced capital spending for 2008. Bell Aliant’s capital expenditures in 2008 decreased 2.2% to $529 million, compared with $541 million in the previous year.
     At Bell, capital expenditures increased 1.8% in 2008 to $2,459 million from $2,415 million in 2007, corresponding to a stable capital intensity ratio of 16.5% year over year. The majority of spending was focused on strategic priorities within the growth areas of our business, including investments to enhance and update our wireless network, expand broadband access and capabilities through Bell’s FTTN program, as well as to meet customer demand and service expectations. The year-over-year increase was mainly the result of new investments in both our wireless and wireline broadband networks, including the deployment of an HSPA 3G wireless network that is expected to be in place nationally by early 2010, the rollout of high-speed fibre access directly to new condominiums and other MDUs throughout the Québec-Windsor corridor, as well as speed and capacity enhancements to our IP backbone network infrastructure. Higher spending on wireless cell site capacity and signal quality, the implementation of a card swap program at Bell TV, and our move to campus environments in Calgary, Toronto and Montréal also contributed to increased capital expenditures year over year. This was offset partly by lower expenditures to maintain our legacy network infrastructure, reduced IT project-related spending on system upgrades, office equipment and process improvements, and less capital spent to support business customers.

2007 COMPARED TO 2006

Capital expenditures for BCE were $3,144 million in 2007, compared with $3,121 million in 2006. Capital spending at Bell was slightly higher in 2007, increasing 0.7% to $2,415 million from $2,399 million in 2006. The majority of capital spending at Bell in 2007 was focused on strategic priorities within the growth areas of our business. The difference in capital expenditures between BCE and Bell was due to spending at Bell Aliant to sustain legacy wireline infrastructure and

48   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

enhance broadband access and spending on satellite builds at Telesat. The year-over-year increase in capital expenditures was due mainly to higher spending on wireless capacity expansion, investment in high-speed EVDO wireless technology, our FTTN roll-out to deliver higher-speed broadband access, billing system improvements, new product and services development, as well as higher spending at Bell Aliant due to an acceleration of its FTTN expansion program. These factors were largely offset by reduced spending on legacy network infrastructure, new DSL footprint expansion, IT infrastructure and systems to support cost containment initiatives and the non-recurrence of spending in 2007 related to preparations for the industry-wide implementation of wireless number portability in March 2007.
     As a percentage of revenues, capital expenditures for BCE decreased to 17.7% in 2007 from 17.8% in 2006. Bell’s capital intensity declined slightly, decreasing to 16.5% from 16.6% in 2006.

Cash Dividends/Distributions Paid by Subsidiaries to Non-Controlling Interest

Dividends and/or distributions paid by subsidiaries to non-controlling interest of $366 million in 2008 and $404 million in 2007 decreased by $38 million, or 9.4%, due mainly to a special dividend paid to Bell Canada preferred shareholders in 2007 on the exchange of Bell Canada preferred shares for BCE Inc. preferred shares.
     Dividends and/or distributions paid by subsidiaries to non-controlling interest of $404 million in 2007 and $293 million in 2006 increased by $111 million, or 38%. This was mainly due to our decreased ownership interest in Bell Aliant starting in the second half of 2006 as a result of the formation of the trust.

Business Acquisitions

We invested $56 million in 2008 for various business acquisitions compared to $163 million in 2007, mainly due to the privatization of the Bell Nordiq Income Fund by Bell Aliant and $65 million in 2006 for various business acquisitions.

Business Dispositions

On October 31, 2007, we sold Telesat, our satellite services subsidiary, which represents our Telesat segment. We realized net cash proceeds of $3,123 million.

Formation of Bell Aliant

Cash used for the payment of costs for the formation of Bell Aliant was $255 million in 2006. This included $133 million for transaction costs, comprised of investment banking, professional and consulting fees and $122 million for premium costs paid on the redemption, prior to maturity, of Bell Aliant debt.

Going-Private Costs

Going-private costs of $163 million in 2008 increased $114 million compared to $49 million in 2007. Amounts paid in 2008 include employee retention costs and costs associated with the Privatization for financial advisory, professional and consulting fees.

Increase/Decrease in Investments

The cash used in investments in 2006, and provided by investments in 2007, related mainly to the purchases and sales of various available-for-sale investments in those periods.

Cash Dividends Paid on Common Shares

In 2008, we paid dividends of $0.73 per common share, a decrease compared to the dividends paid in 2007 of $1.425 per common share. BCE Inc. did not pay dividends on its common shares for the second and third quarters of 2008, pending the expected closing of the Privatization. Following the termination of the Definitive Agreement by BCE Inc. in accordance with its terms on December 12, 2008, BCE Inc.’s board of directors reinstated the payment of common share dividends beginning with the fourth quarter of 2008 common share dividend and announced a share buyback through a NCIB under which the company is entitled to repurchase for cancellation up to 40 million shares, or approximately 5%, of BCE Inc.’s issued and outstanding common shares over the 12-month period starting December 23, 2008.
     In 2007, we paid a dividend of $1.425 per common share, an increase compared to the dividend paid in 2006 of $1.32 per common share. The total cash dividends paid decreased by $22 million as the increase in the dividend rate was more than offset by the decrease in the number of BCE Inc. common shares outstanding as a result of BCE Inc.’s NCIBs and the reduction in the number of outstanding BCE Inc. common shares made in conjunction with a distribution of Bell Aliant trust units, by way of return of capital, to holders of BCE Inc. common shares in the third quarter of 2006.

Repurchase of Common Shares

2008

In the fourth quarter of 2008, BCE Inc. repurchased 7.5 million outstanding common shares under the 2008 NCIB program for a total cash outlay of $178 million. Of the shares repurchased, 4 million were cancelled in 2008 for a total cost of $92 million and the remaining 3.5 million in early 2009 for a total cost of $86 million.

2007

In the first quarter of 2007, BCE Inc. repurchased and cancelled 7.4 million outstanding common shares for a total cash outlay of $227 million under the 2007 NCIB program, which began in February 2007. No common shares were repurchased for cancellation under the NCIB during the remainder of 2007 as the program was suspended pending completion of the company’s review of strategic alternatives and subsequent to the announcement of the Privatization. The 2007 NCIB program ended on February 8, 2008.

BCE Inc. – 2008 Annual Report   49

Management’s Discussion and Analysis

2006

In 2006, BCE Inc. repurchased for cancellation 45 million common shares, or approximately 5% of the company’s outstanding common shares, for a total cost of $1,241 million under the 2006 NCIB program.

Debt Instruments

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.

2008

We repaid $451 million of debt, net of issuances, in 2008, which were primarily payments under capital leases.

2007

We repaid $1,766 million of debt, net of issuances, in 2007. The repayments included $1,175 million of debentures at Bell Canada, $1,135 million of credit facilities at Bell Aliant and other repayments that included capital leases. This was partly offset by Bell Aliant’s net issuances of $900 million of medium-term notes and increased borrowings in notes payable and bank advances.

2006

In 2006, we repaid $432 million of debt, net of issuances, including the following:

  BCE Inc. repaid $1,350 million of debt

  Bell Canada repaid $463 million of debt

  Bell Aliant redeemed $785 million of notes, debentures and bonds

  Telesat repaid $150 million in notes payable

  we made other repayments that included capital leases.

     This was partly offset by Bell Aliant’s drawdown of $1,235 million of its credit facilities and the issuance of $1,250 million of debt.

Financing Activities of Subsidiaries with Third Parties

2007

Financing activities of subsidiaries with third parties of $333 million in 2007 related to Bell Aliant’s repurchase of 10.6 million units under its NCIB program for a total cash outlay of $330 million.

2006

In 2006, financing activities of subsidiaries with third parties of $292 million related to payments by Bell Aliant, Bell Nordiq Group Inc. and Telesat on the redemption of preferred shares of $175 million, $60 million and $50 million, respectively.

Cash Relating to Discontinued Operations

2007

Cash provided by discontinued operations was $319 million in 2007. Of the total, $327 million of net proceeds came from Bell Aliant’s sale of ADS.

2006

In 2006, cash provided by discontinued operations was $2,102 million. This consisted mainly of:

  $665 million net proceeds from the sale of our investment in CTVglobemedia offset by the deconsolidation of CTVglobemedia’s cash on hand of $35 million

  CTVglobemedia’s return of capital of $607 million as part of the recapitalization of CTVglobemedia

  $849 million net proceeds from the sale of CGI, partly offset by the deconsolidation of CGI’s cash on hand of $81 million and $21 million incurred for the exercise of CGI warrants

  BCI’s return of capital of $156 million offset by BCE’s contribution to BCI of $61 million in satisfaction of its obligation arising from the 2005 tax loss monetization

  $23 million of cash generated from CTVglobemedia’s operations.

Credit Ratings

The interest rates we pay are based partly on the quality of our credit ratings. As of March 11, 2009, the BCE Inc. and Bell Canada ratings have all been confirmed at investment grade levels and assigned stable outlooks from Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), DBRS Limited (DBRS) and Moody’s Investors Service, Inc. (Moody’s). Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade.
     On February 9, 2009, Moody’s confirmed BCE Inc.’s and Bell Canada’s credit ratings. On February 10, 2009, S&P raised its long-term corporate credit ratings on BCE Inc. and Bell Canada three notches to ‘BBB+’ from ‘BB+’ and removed the credit ratings from CreditWatch. On February 11, 2009, DBRS changed its credit ratings on BCE Inc. to BBB (high) and Bell Canada’s senior and subordinated debt ratings to A (low) and BBB, respectively, and removed BCE Inc.’s and Bell Canada’s credit ratings from Under Review Developing. In addition, BCE Inc.’s preferred share rating was downgraded one notch by both DBRS and S&P to Pfd-3 (high) and P-2 (low), respectively, in line and concurrently with their new debt ratings assigned to BCE Inc.

50   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

The table below lists BCE Inc.’s and Bell Canada’s key credit ratings at March 11, 2009.

BCE INC.

	DBRS	MOODY’S	S&P

Commercial paper	R-1 (low)	P-2	–
Long-term debt	BBB (high)	Baa2	BBB+
Preferred shares	Pfd-3 (high)	–	P-2 (low)

BELL CANADA

	DBRS	MOODY’S	S&P

Commercial paper	R-1 (low)	P-2	A-2
Long-term debt	A (low)	Baa1	BBB+
Subordinated long-term debt	BBB	Baa2	BBB

The investment grade credit ratings confirmed in February 2009 by Moody’s, S&P and DBRS reflect the strength of our balance sheet and prospects of our business plan in current economic conditions.
     Our financial policy is to maintain investment grade credit metrics to allow financial flexibility and access to low-cost funding. Our financial policy targets for Bell are to maintain a net debt to Adjusted EBITDA ratio of between 1.5 and 2.0 times and an Adjusted EBITDA to net interest expense ratio greater than 7.5 times. In these target ratios, net debt includes amounts outstanding under our accounts receivable securitization program and our total outstanding preferred shares. Further, net interest expense includes dividends on preferred shares and losses on sales due to our accounts receivable securitization program while Adjusted EBITDA includes cash distributions received from Bell Aliant. The calculation and components of these ratios are intended to reflect the methodologies generally used by the credit rating agencies.

Liquidity

We expect to generate enough cash in 2009 from our operating activities to pay for capital expenditures and increase free cash flow for the year.
     Our cash balances at the end of 2008 are in excess of $3,000 million. We believe that this, together with estimated 2009 free cash flow, will permit us to self-finance all our debt and capital lease obligations, as well as BCE Inc.’s NCIB program and dividend payments. Additional liquidity is available through BCE Inc. and Bell Canada’s committed bank credit facilities in the amount of $1,400 million, which mature in August 2009, which we expect to renew by that time. These facilities are substantially undrawn.

Cash Requirements

In 2009, we expect that we will need cash mainly for capital expenditures, the payment of contractual obligations and outstanding debt, employee benefit plans funding, dividend payments, ongoing operations and other cash requirements. Our existing cash balances and expected free cash flow generation are expected to be sufficient in 2009 to meet these requirements.

CAPITAL EXPENDITURES

In 2009, our capital spending will focus on strategic priorities, demand growth and service quality. We expect the capital intensity ratio at Bell to decrease slightly from 2008 while maintaining an appropriate level of investment in our networks and services.

EMPLOYEE BENEFIT PLANS FUNDING

Our employee benefit plans include both defined benefit and defined contribution plans, as well as other post-employment benefits. The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics and pension regulations. Our expected funding for 2009 is detailed in the following table and is subject to actuarial valuations being completed in 2009. An actuarial valuation was last performed on most of our pension plans on December 31, 2007.

EXPECTED FUNDING	BELL	BELL ALIANT	TOTAL

Defined benefit – service cost	200	55	255
Defined benefit – deficit	170	90	260

Defined benefit	370	145	515

Other post-employment benefits	100	10	110
Defined contribution	40	10	50

Total net benefit plans	510	165	675

We expect to contribute approximately $515 million to all of our defined benefit pension plans in 2009, including subsidiary and supplemental plans, subject to actuarial valuations being completed. We also expect, in 2009, to pay approximately $110 million to beneficiaries under other employee benefit plans and to contribute approximately $50 million to the defined contribution pension plans.
     The capital markets turmoil in the second half of 2008 resulted in a return on Bell’s defined benefit pension plan assets of -19.5% for 2008. With the reduction in the value of pension plan assets, cash funding for 2009 is expected to increase to the level outlined in the table above. Our cash

BCE Inc. – 2008 Annual Report   51

Management’s Discussion and Analysis

funding estimate is based on the federal government’s announced relief measures to permit 2008 solvency deficits to be funded over a 10-year period subject to meeting certain criteria.
     Bell Canada closed the membership of its defined benefit plan in January 2005 to eliminate its pension obligation volatility in respect of all new employees, who now enroll in the defined contribution plan. Similarly in 2006, we announced the phase-out over a 10-year period of post-retirement benefits for all employees, which will result in Bell’s post-retirement benefits funding being gradually phased out after 2016.

CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations at December 31, 2008 that are due in each of the next five years and thereafter.

						THERE-
	2009	2010	2011	2012	2013	AFTER	TOTAL

Long-term debt	1,626	1,039	1,006	511	86	5,608	9,876
Notes payable and bank advances	246	–	–	–	–	–	246
Capital leases	475	299	333	207	246	1,849	3,409
Operating leases	181	163	142	116	109	684	1,395
Commitments for capital expenditures	113	92	87	86	86	809	1,273
Purchase obligations	1,112	664	496	207	169	465	3,113
Other long-term liabilities (including current portion)	41	43	46	–	–	–	130

Total	3,794	2,300	2,110	1,127	696	9,415	19,442

Our treasury strategy, executed over the past years, has resulted in an attractive long-term debt maturity schedule.
     We have approximately $1,600 million of long-term debt maturing in 2009 comprised mainly of Bell Canada’s $700 million 6.15% Series M2 Medium term Notes, Bell Canada’s $150 million 10.35% Series EC Notes and BCE Inc.’s $650 million 7.35% Series C Notes.
     With regards to capital leases, we have imputed interest included in capital leases of $1,255 million.
     Rental expense relating to operating leases was $234 million in 2008, $261 million in 2007 and $273 million in 2006.
     Purchase obligations consist mainly of contractual obligations under service contracts. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     Other long-term liabilities included in the table relate to Bell Canada’s future payments over the remaining life of its contract with Amdocs Canadian Managed Services, Inc. for the development of Bell Canada’s billing system. The total amount of this long-term liability was $130 million at December 31, 2008.
     At December 31, 2008, we had other long-term liabilities that are excluded from the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and various other long-term liabilities.
     The accrued employee benefit liability and future income tax liabilities are excluded as we cannot accurately determine the timing and cash requirements as:

  future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

Deferred revenue and gains on assets are excluded as they do not represent future cash payments.

OTHER CASH REQUIREMENTS

Our cash requirements may also be affected by the liquidity risks related to our contingencies, off-balance sheet arrangements and derivative instruments. We may not be able to quantify all of these risks for the reasons described as follows.

Off-Balance Sheet Arrangements

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.
     We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 26 to the consolidated financial statements for more information.

SECURITIZATION OF ACCOUNTS RECEIVABLE

Bell Canada and Bell Aliant have sale of receivable agreements in place that provide them with what we believe is an attractive form of financing compared to debt financing.

     Under the agreements, Bell Canada and Bell Aliant sold interests in pools of accounts receivable to securitization trusts for a total of $1,305 million.

52   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

     The accounts receivable that were sold must meet minimum performance targets. These are based on specific delinquency, default and receivable turnover ratio calculations, as well as minimum credit ratings. If these accounts receivable fail to meet these performance targets, Bell Canada and Bell Aliant would no longer be able to sell their receivables and would need to find an alternate source of financing.
     These securitization agreements are an important part of our capital structure and liquidity. If we did not have them, we would have had to issue $1,305 million of additional debt and/or equity to replace the financing they provided at year end. See Note 10 to the consolidated financial statements for more information.

COMMITMENT UNDER THE CRTC DEFERRAL ACCOUNT MECHANISM

Please refer to Commitment Under the CRTC Deferral Account Mechanism within the section Our Regulatory Environment for further analysis.

Derivative Instruments

We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares that may be issued under our special compensation payments and deferred share units. We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
     The carrying value of the outstanding derivative instruments was a net asset of $103 million at December 31, 2008. Their fair values amounted to a net asset of $103 million. See Note 20 to the consolidated financial statements for more information.

Litigation

We become involved in various claims and litigation as a part of our business and transactions. While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2008, based on information currently available and management’s assessment of the merits of such claims and litigation, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.
     You will find a more detailed description of the material claims and litigation pending at December 31, 2008 in the BCE 2008 AIF, and in Note 25 to the consolidated financial statements.

Dividend Policy

On February 10, 2009, the board of directors of BCE Inc. adopted a new common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted EPS and increased the annual dividend payable on BCE Inc.’s common shares by 5%, from $1.46 per share to $1.54 per share, starting with BCE Inc.’s common share quarterly dividend payable on April 15, 2009, the whole subject to the discretion of BCE Inc.’s board of directors. The new dividend policy was adopted with the objective of allowing sufficient financial flexibility to continue investing in BCE Inc.’s business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend will be directly linked to growth in BCE Inc.’s Adjusted EPS.

Sources of Liquidity

Should our cash requirements exceed cash generated from our operations, we expect to cover such shortfall through current cash balances, the committed and uncommitted financing facilities we currently have in place or through new facilities, to the extent available.
     These cash balances and financing facilities should give us flexibility in carrying out our plans for future growth. If necessary, we may, to the extent possible, supplement our liquidity sources by issuing additional debt or equity, or by selling non-core assets. We might do this to help finance business acquisitions or for contingencies.
     The table below is a summary of our outstanding committed lines of credit, bank facilities and commercial paper credit lines at December 31, 2008.

	COMMITTED	DRAWN	(2)	AVAILABLE

Commercial paper credit lines (1)	1,951	467		1,484
Other Credit Facilities	884	493		391

Total	2,835	960		1,875

(1)	BCE Inc.’s and Bell Canada’s current commercial paper credit lines expire in August 2009 and Bell Aliant’s current commercial paper credit lines expire in July 2011.
(2)	Includes $273 million in issued letters of credit under our commercial paper credit facilities and $312 million under our Other credit facilities.

BCE Inc., Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the available amount of their supporting committed lines of credit. These supporting committed lines of credit are available and may be drawn at any time. BCE Inc., Bell Canada and Bell Aliant had no commercial paper outstanding at December 31, 2008.
     BCE Inc., Bell Canada and Bell Aliant also have non-committed credit facilities in the aggregate amount of $2,668 million that may be drawn. At December 31, 2008, the full amount of $2,668 million remained undrawn.

OUR COMPETITIVE ENVIRONMENT

We face intense competition from cable companies and from other CLECs that are not cable operators. The rapid development of new technologies, services and products has eliminated the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and VoIP, in particular, have reduced barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investments in financial, marketing, personnel and technological resources than have historically been required. We expect this trend to

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Management’s Discussion and Analysis

continue in the future, which could adversely affect our growth and our financial performance.
     Competition affects our pricing strategies and could reduce our revenues and lower our profitability. It could also affect our ability to retain existing customers and attract new ones. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products, or changes in pricing strategies by our competitors, could affect our ability to gain new customers and retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets. If we fail to do so, our business and market position could be adversely affected.
     The CRTC regulates the prices we can charge for basic access services in areas where it determines there is not enough competition to protect the interests of users. Since August 2007, the CRTC has determined that competition was sufficient to grant forbearance from price regulation for over 90% of Bell Canada’s residential local telephone service lines and over 80% of Bell Canada’s business local telephone service lines in Ontario and Québec. See Our Regulatory Environment for more information.
     We already have several domestic and foreign competitors. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcast distribution undertakings. On June 26, 2008, the Competition Policy Review Panel provided its report to the Government of Canada and suggested that the federal government adopt a two-phased approach to foreign participation in the telecommunications and broadcast industry. Removing or easing the limits on foreign ownership could result in more foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. We cannot predict what action, if any, the Government of Canada will take as a result of these reviews and how it may affect us.

Wireline

Our main competitors in local and access services are: Rogers Cable Inc. (Rogers Cable); Vidéotron Ltée (Vidéotron), in Québec; Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco Cable), in Ontario and Québec; TELUS Corporation (TELUS); Allstream Enterprise Solutions (a division of MTS Allstream Inc.) (Allstream); Primus Telecommunications Canada Inc. (Primus); Bragg Communications Inc. operating under the Eastlink trade-name, in New Brunswick, Nova Scotia and Prince Edward Island; Maskatel Inc., in Québec; Shaw Communications Inc. (Shaw), in British Columbia, Alberta, Saskatchewan and Manitoba; and Vonage Canada (a division of Vonage Holdings Corp.) (Vonage).
     Our major competitors in long distance services are: Allstream; Rogers Cable; TELUS; Vidéotron, in Québec; Primus; Vonage; dial-around providers, such as Yak and Looney Call, which are divisions of YAK Communications (Canada) Inc. which has been acquired by Globalive Communications Corporation; Cogeco Cable, in Ontario and Québec; Eastlink, in New Brunswick, Nova Scotia and Prince Edward Island; prepaid long distance providers, such as Group of Gold Line; and Vonage.
     We continue to face cross-platform competition as customers replace traditional services with new and non-traditional technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. Industry Canada’s licensing of AWS spectrum to potential new wireless competitors, as discussed in more detail below, could result in additional technology substitution.
     We are facing significant competitive pressure from cable companies as a result of them offering voice services over their networks. Cable telephony in particular is being driven by its inclusion in discounted bundles and is now offered by cable operators in numerous markets including Toronto, Montréal, Québec City, Ottawa-Gatineau, Hamilton, London and Kitchener-Waterloo, as well as other smaller centres. Although further expansion of the cable companies’ footprints is expected to slow down, cable companies will continue to put downward pressure on our market share, especially in the residential market. This could continue to have an adverse effect on our business and results of operations.
     Although we expect a reduction in 2009 in the rate of our residential NAS losses, there is a risk that adverse changes in certain factors, including, in particular, competitive actions by cable providers, may result in acceleration beyond our current expectations in our rate of residential NAS erosion. This could have an adverse effect on our results of operations.
     Additional competitive pressure in our business and wholesale operations is also emerging from other competitors such as electrical utilities. These alternative technologies, products and services are making significant inroads into our legacy services, which typically represent our higher margin business.
     Prices for long distance services have been declining since this market was opened to competition. Our long distance services continue to face intense competitive pressure given the expanded presence of cable telephony and the continuing impact from non-traditional suppliers, including prepaid card suppliers, dial-around services and VoIP providers, as well as from traditional competitors such as inter-exchange carriers and resellers. We also experience competition from telecommunications providers such as Skype Technologies (a division of eBay) that provide equivalent long distance service at low prices using personal computers and broadband connections.
     Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are. Competitors are also offering IP-based telephony to business customers at attractive prices.
     In Bell Aliant’s residential markets, competition for most product lines is well established. Competition for local telephone service is most established in Nova Scotia and Prince

54   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

Edward Island, where it was introduced in the residential market in 1999 and 2001, respectively. In more recent years, the competitive local service market has continued to expand with the introduction of local service competition in New Brunswick and Newfoundland and Labrador, as well as in Ontario and Québec. In the business customer base, Bell Aliant operates in an increasingly competitive marketplace, with competition emerging from VoIP providers, cable television operators and system integrators.
     The current competitive environment suggests that the number of our legacy wireline customers and the volume of our long distance traffic will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines through cost reductions and by building the business for newer growth services, but the margins on newer services are generally less than the margins on legacy services and we cannot provide any assurance that our efforts will be successful. If legacy services margins decline faster than the rate of growth in margins for our newer growth services, our financial performance could be adversely affected. In addition, if a large portion of the customers who stop using our voice services also cease using our other services, our financial performance could be adversely affected. Bringing to market new growth products and services is expensive and inherently risky as it requires capital and other investments at a time when the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable competitors. The launch of new products or services could be delayed or cancelled due to reductions in the amount of available capital to be invested. Any such delay or cancellation could have an adverse effect on our business, cash flows and results of operations.

Wireless

Competition for subscribers to wireless services is based on price, products, services and enhancements, technical quality of the wireless networks, customer service, distribution, coverage and capacity. The Canadian wireless telecommunications industry is highly competitive. We compete for wireless subscribers, dealers and retail distribution outlets, content and device access, and personnel, directly with the following wireless service providers: Rogers Wireless Inc. (including its subsidiary Fido Solutions Inc.) and TELUS Mobility (a business unit of TELUS), and with a multitude of resellers known as MVNOs that aggressively introduce, price and market their products and services. We expect competition to intensify as new technologies, products and services are developed which could adversely affect our ability to achieve our subscriber additions and ARPU growth targets. For example, mobile handsets that connect to wireless Internet access networks are now available from a number of manufacturers and service providers. If these products significantly penetrate the marketplace, usage of our wireless network may decline which would adversely affect our wireless revenues.
     Competition could also increase as a result of Industry Canada’s licensing of AWS spectrum in 2008. Industry Canada’s policies relating to the auction and to the licensing of AWS spectrum favoured the entry of new competitors into the Canadian wireless market and resulted in several potential new competitors securing blocks of spectrum in the auction, mostly on a regional basis. To the extent that some or all of these potential new competitors begin operations, competitive intensity in the Canadian wireless industry will likely increase. The number and viability of new competitors will remain unknown until they actually commence operations or make specific announcements in relation thereto. See Our Regulatory Environment – Radiocommunication Act – AWS Spectrum, for more details on this subject.

Internet Access

We compete with cable companies and Internet service providers (ISPs) to provide high-speed and dial-up Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us, which could directly affect our ability to maintain ARPU performance and could adversely affect our results of operations.
     Cable companies have aggressively rolled out Internet networks offering higher speeds to their customers, forcing us to incur significant capital expenditures in order to also be able to offer higher speeds on our networks. The failure to make continued investments in our Internet networks enabling us to offer Internet services at higher speeds to our customers as well as our inability to offer a different range of products and services compared to our competitors could adversely affect the pricing of our products and services and our results of operations. Furthermore, as the penetration of the Canadian broadband Internet market reaches higher levels, the possibility to acquire new customers increasingly depends on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, it also adversely affects our ability to acquire customers from our competitors.
     Regional electrical utilities continue to develop and market services that compete directly with Bell’s Internet access services. Developments in wireless broadband services may also lead to increased competition in certain geographic areas. This could have an adverse effect on the financial performance of our Internet access services business.
     In the high-speed Internet access services market, we compete with large cable companies, such as: Rogers Cable, in Ontario, New Brunswick, Nova Scotia and Prince Edward Island; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Eastlink, in New Brunswick, Nova Scotia and Prince Edward Island; and Persona Communications Inc., which was acquired by Eastlink in 2007, in all provinces except New Brunswick, Nova Scotia and Prince Edward Island.
     In the dial-up market, we compete with America Online, Inc., Primus and approximately 200 ISPs.

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Management’s Discussion and Analysis

Video

Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, STB features, availability of service in the region, price and customer service. Bell TV competes directly with Star Choice Television Network Inc., another DTH satellite television provider, and with cable companies across Canada. Most of these cable companies continue to upgrade their networks, operational systems and services, which will improve their competitiveness. This could negatively affect our financial performance.
     Bell Canada holds broadcasting distribution licences for major centres in Ontario and Québec to offer video services on a wireline basis. Bell Canada and Bell TV offer video services through DTH satellite, VDSL and hybrid fibre coaxial cable. Bell Canada is also currently offering IP television services on a limited basis.
     Bell TV continues to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, we are participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. This competition and the outcome of the related legal actions could have an adverse effect on the business and results of operations of Bell TV. Bell TV’s and Bell Canada’s competitors also include Canadian cable companies, such as: Rogers Cable, in Ontario, New Brunswick and Newfoundland; Vidéotron, in Québec: Cogeco Cable, in Ontario and Québec; Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and northwestern Ontario; Eastlink, in New Brunswick, Nova Scotia and Prince Edward Island and Persona Communications Inc., in all provinces except New Brunswick, Nova Scotia and Prince Edward Island. In addition to these traditional video competitors, certain traditional telephone companies have recently launched or are contemplating the launch of IP television services that would compete with Bell TV in certain markets.
     In addition to the licenced broadcast distribution undertakings noted above, new unregulated video services and offerings available over high-speed Internet connections are beginning to compete with traditional television services. The continued growth of these services could negatively affect the financial performance of Bell TV and Bell Canada.

Wholesale

The main competitors in our wholesale business include both traditional carriers and emerging carriers. Traditional competitors include Allstream and TELUS, both of which may wholesale some or all of the same products and services as Bell Canada. Non-traditional competitors include electrical utility-based telecommunications providers, cable operators, domestic CLECs and U.S.-based carriers for certain services. Despite intense competitive pressure, our new products and unregulated services markets continue to grow. However, growth of end-user technologies such as VoIP is continuing to increase pressure on some legacy product lines.

OUR REGULATORY ENVIRONMENT

This section describes the legislation that governs our businesses, and provides highlights of recent regulatory initiatives and proceedings and government consultations that affect us. Bell Canada, Bell Aliant and several of Bell Canada’s direct and indirect subsidiaries and significantly influenced companies, including NorthernTel, Limited Partnership (NorthernTel), Télébec Limited Partnership (Télébec), Northwestel, Bell Mobility and Bell TV, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and the Bell Canada Act. Our business is affected by decisions made by various regulatory agencies, including the CRTC. The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.

Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada the power to give general direction to the CRTC on any of these objectives. It applies to several of the Bell Canada companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant, NorthernTel, Northwestel and Télébec.
     Under the Telecommunications Act, all telecommunications common carriers must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or are not regulated. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy.
     The Telecommunications Act includes the following ownership requirements for companies, such as Bell Canada, Bell Aliant and Bell Mobility, that operate as telecommunications common carriers:

  they must be eligible to operate as Canadian carriers;

  they must be Canadian owned and controlled corporations. Direct ownership must be at least 80% Canadian ownership of voting shares and indirect ownership, such as indirect ownership through BCE Inc., must be at least 66 2/3% Canadian ownership of voting shares;

  they must not otherwise be controlled by non-Canadians; and

  at least 80% of the members of their board of directors must be Canadian.

BCE Inc. monitors and periodically reports on the level of non-Canadian ownership of its common shares.

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Management’s Discussion and Analysis

Changes to Government’s Approach to Regulation

Pursuant to the Telecommunications Act, telecommunications services are regulated unless the CRTC decides to forbear or abstain from regulation. The CRTC may decide not to regulate all or part of certain services or classes of telecommunications services if it determines there is enough competition to protect the interests of users. In the first few years following the inception of the Telecommunications Act, the majority of Bell Canada’s revenues were for services subject to regulatory approval. With the introduction of competition in Canadian telecommunications markets, rules and regulations for the incumbent telephone companies were introduced in order to facilitate the progression of competition. In recent years, competition intensified while these detailed and prescriptive rules and regulations continued to affect our ability to compete.
     However, there have recently been a number of actions and decisions by the Government of Canada and the CRTC under the Telecommunications Act which are more reflective of the significant changes taking place in the industry and which acknowledge the vibrant state of competition in these markets.
     In March 2006, the Telecommunication Policy Review Panel, comprised of experts appointed by the Minister of Industry, released a comprehensive report which called for significant changes to Canada’s telecommunications policies and regulations. The report noted that the state of competition in Canada has progressed to the point where the CRTC should remove most of its existing economic regulations and instead rely on market forces. In December  2006, the federal Cabinet adopted one of the Telecommunication Policy Review Panel’s recommendations and issued to the CRTC a policy direction (the Policy Direction) which called on the CRTC to “rely on market forces to the maximum extent feasible” and to design regulations that “interfere with the operation of competitive market forces to the minimum extent necessary”.
     On April 4, 2007, consistent with the Policy Direction and with the intention of enhancing competitive rivalry, the federal Cabinet varied CRTC Telecom Decision 2006-15, which had established a framework for the deregulation of local services offered by the incumbent telephone companies in their territories, and streamlined the criteria and process to obtain forbearance in local service markets. The variance also improved the ability of incumbent telephone companies to compete effectively by eliminating the winback and promotional restrictions for local exchange services in regulated and deregulated areas. Since August 2007, the CRTC has granted Bell Canada local residential service forbearance in 218 geographic areas and local business service forbearance in 59 geographic areas, representing over 90% and 80% of Bell Canada’s residential and business access lines, respectively, in Ontario and Québec. Since July 2007, the CRTC has granted Bell Aliant local residential service forbearance in 157 geographic areas and local business service forbearance in 41 geographic areas in its territory.
     Bell Canada was granted forbearance for its High-Speed Metro service in Montréal, Ottawa and Toronto and for its high-speed digital NAS in 31 wire centres, and the CRTC also granted forbearance for the provision of dark fibre, allowing for greater flexibility with respect to the terms and conditions under which these business services are offered.
     On April 30, 2007, the CRTC issued Telecom Decision 2007-27, in which it established the rules that govern the prices Bell Canada and other incumbent telephone companies charge for residential and business local services that remain subject to regulation, granting them more pricing flexibility in order to meet individual customer needs. Furthermore, since the issuance of the Policy Direction, the CRTC has eliminated the retail high-speed Internet winback rule and the tariff requirement for services provided on a market trial basis; relaxed its bundling rules; streamlined its approval process for retail tariff filings and service withdrawal; and significantly reduced the retail quality of service reporting requirements and eliminated the rate adjustment plan associated with below standard results.
     The CRTC has initiated further proceedings to examine its regulatory measures in light of the Policy Direction.
     Although recent regulatory developments have given Bell Canada and Bell Aliant more flexibility to compete, there is a risk that future CRTC decisions relating to regulated services, in particular the terms under which competitors obtain access to incumbent telephone companies’ facilities, may have a negative effect on our business and financial results.

Key Telecommunications Issues

This section describes key regulatory issues which are being addressed, or have been addressed in past years, that influence or have influenced our business and may continue to affect our flexibility to compete in the marketplace.

COMMITMENT UNDER THE CRTC DEFERRAL ACCOUNT MECHANISM

Bell Canada’s accumulated deferral account commitment at December 31, 2006 was estimated at $479 million, which was increased to $488 million as a result of further CRTC decisions during 2007. The clearing of the deferral account is subject to CRTC approval.
     On February 16, 2006, the CRTC issued Telecom Decision 2006-9, in which it determined the ways in which incumbent telephone companies should clear the accumulated balances in their deferral accounts. On September 1, 2006, Bell Canada and Bell Aliant filed their proposals for clearing the accumulated balances in their deferral accounts, proposing to improve access to communications for persons with disabilities and to extend broadband access to 264 communities across Ontario and Québec where it would not otherwise be made available on a commercial basis.
     On December 28, 2007 the CRTC approved the use of $37 million of deferral account funds to expand broadband service to 16 communities proposed by Bell Canada.
     In 2008, the CRTC issued Telecom Decisions 2008-1 and 2008-21, approving the use of deferral account funds to extend broadband service to an additional 86 communities in Ontario and Québec. Since this broadband expansion is uneconomic, the assets are impaired and, as such, we have accrued $236 million in restructuring and other to reflect the cost of

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Management’s Discussion and Analysis

this expansion to the additional communities. In total, we have accrued $273 million in other long-term liabilities for the approved 102 communities. The CRTC also indicated that 22 additional communities are still subject to further review. In Decision 2008-1, the CRTC approved Bell Canada’s proposed initiatives to improve access to telecommunications services for persons with disabilities, amounting to $24 million. Finally, the CRTC directed Bell Canada to rebate any balance remaining in its deferral account to residential subscribers in urban, non-high-cost serving areas within the Ontario and Québec portions of the serving areas of Bell Canada and Bell Aliant, and to file proposals to rebate such funds.
     Bell Canada’s accumulated deferral account commitment at December 31, 2008 was estimated to be $152 million. This estimate takes into account the estimated deferral account drawdown associated with the CRTC-approved broadband expansion program and the initiatives associated with improving access to communications services for persons with disabilities. The annualized recurring amount in Bell Canada’s deferral account is estimated at $16.3 million. On October 30, 2008, the CRTC issued Telecom Order 2008-305 directing Bell Canada and Bell Aliant to implement rate reductions effective December 1, 2008 for stand-alone local residential telephone access services in certain portions of their Ontario and Québec serving areas to clear Bell Canada’s annualized recurring amount. On December 1, 2008, Bell Canada filed an application to review and vary Telecom Order 2008-305, arguing that its obligation is limited to $11.7 million. A CRTC determination on the amount and timing of deferral account-related rate reductions is expected in the first half of 2009. As of December 31, 2008, Bell Aliant does not have an accumulated deferral account balance or an estimated future annualized commitment.
     The issues of rebates and broadband expansion using deferral account funds were before the Federal Court of Appeal in connection with two separate appeals launched by Bell Canada and by certain consumer groups. Bell Canada had appealed the legality of the CRTC’s jurisdiction to order retroactive rebates while the consumer groups had appealed the decision to permit the use of deferral account funds to expand the availability of broadband services.
     By order of the Federal Court of Appeal, Telecom Decision 2006-9 was stayed, effectively suspending the disposition of deferral account funds, except for funds for the improvement of accessibility to communications services for persons with disabilities.
     In March 2008, the Federal Court of Appeal dismissed both Bell Canada’s and the consumer groups’ appeals. In May 2008, Bell Canada and TELUS filed applications seeking leave from the Supreme Court of Canada to appeal the Federal Court of Appeal’s decision regarding rebates. Also in May 2008, the consumer groups filed a leave to appeal application with the Supreme Court of Canada related to the Federal Court of Appeal’s decision to permit the use of deferral account funds for broadband expansion.
     On September 25, 2008, the Supreme Court of Canada approved the leave to appeal applications filed by each of Bell Canada, the consumer groups and TELUS. The Supreme Court also approved the extension of the stay of Telecom Decision 2006-9, as it relates to the use of deferral account funds for broadband expansion and rebates, until it issues its final decision on the appeals that it has agreed to hear. The appeals are scheduled to be heard on March 26, 2009.
     Due to the nature and number of uncertainties which remain concerning the disposition of funds remaining in Bell Canada’s deferral account, we are unable to estimate the impact of Telecom Decision 2008-1 and outstanding proceedings on our financial results at this time.

REVIEW OF REGULATORY FRAMEWORK FOR WHOLESALE SERVICES

As required by the federal Cabinet’s Policy Direction, on November 9, 2006, the CRTC released Telecom Public Notice 2006-14, in which it initiated a comprehensive review of the regulatory framework which requires incumbent telephone companies to provide wholesale access to certain telecommunications services to competitors. As part of this review, the CRTC examined the appropriate definition of essential services and the pricing principles for such services. In addition, the regulatory treatment for non-essential services was also examined.
     On March 3, 2008, the CRTC issued Telecom Decision 2008-17, in which it redefined essential services, assigned individual wholesale services to six separate categories, set out the pricing rules for each and established transition periods leading to forbearance for some.
     In a series of applications filed on May 15, 2008, Bell Canada, Bell Aliant, Télébec and Saskatchewan Telecommunications requested that the CRTC review and vary certain portions of Telecom Decision 2008-17. The applicants requested that the CRTC eliminate the requirement for the establishment of a new wholesale asymmetric digital subscriber line (ADSL) access service; reclassify their billing and collection services; modify the pricing treatment for certain services; and allow for off-tariff negotiated agreements for specific categories of wholesale services. The applicants also filed on May 15, 2008 a proposed forbearance framework for all new non-essential wholesale services, except those non-essential services that the CRTC determines are public good or interconnection services. On May 21, 2008, MTS Allstream Inc. requested that the CRTC review and vary certain portions of Telecom Decision 2008-17 related to the classification of wholesale DSL and Ethernet services. On June 19, 2008, Cybersurf Corp. filed an application requesting that the CRTC require incumbent telephone companies to provide wholesale DSL services at speeds equivalent to all of their retail wireline Internet offerings or determine the conditions under which these services should be made available to competitors. On August 27, 2008, Bell Canada and Bell Aliant filed an application seeking forbearance of Wholesale Local Service and Features.
     On December 11, 2008, the CRTC issued four wholesale services decisions. The CRTC denied the Bell Canada, Bell Aliant, Télébec and Saskatchewan Telecommunications application to reclassify their billing and collection services and the

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Management’s Discussion and Analysis

applicants’ request for a forbearance framework for all new non-essential wholesale services. The CRTC also denied MTS Allstream Inc.’s application to reclassify Ethernet services and in Telecom Decision 2008-117 approved in part Cybersurf Corp.’s DSL application, requiring incumbent telephone companies to provide wholesale DSL services at speeds equivalent to their retail wireline Internet offerings where there is demand by a competitor. We submitted that this requirement was limited to services provided entirely over copper-based facilities and that it did not apply to the services provided over our FTTN network. On January 13, 2009, Cybersurf Corp. filed an application seeking an order requiring incumbent telephone companies to provide wholesale DSL speeds equivalent to all of their retail wireline Internet offerings, including those services with a fibre component. On March 3, 2009, the CRTC issued Telecom Order 2009-111 in which it ruled that the requirement applies to all retail wireline Internet services provided over a path which includes copper facilities. This means the requirement applies to our FTTN network. On March 11, 2009, Bell Canada and Bell Aliant filed a petition with the Governor in Council requesting the rescission of Telecom Order 2009-111 and the variation of Telecom Decision 2008-117.
     On January 19, 2009, the CRTC accepted the Bell Canada, Bell Aliant, Télébec and Saskatchewan Telecommunications proposal to allow for off-tariff negotiated agreements for conditional essential and conditional mandated non-essential wholesale services. On January 26, 2009, the CRTC issued Telecom Regulatory Policy 2009-34, in which it approved the Bell Canada, Bell Aliant, Télébec and Saskatchewan Telecommunications application to eliminate the requirement for the establishment of a new wholesale ADSL access service. The CRTC also denied MTS Allstream Inc.’s application to reclassify wholesale DSL services and initiated a proceeding to consider issues regarding the appropriate configuration, classification, and feasibility of an unbundled ADSL access service for use by competitors. On February 16, 2009, the CRTC denied the Bell Canada and Bell Aliant application seeking forbearance of Wholesale Local Service and Features. On February 23, 2009, Bell Canada and Bell Aliant filed applications with the CRTC to withdraw their Wholesale Local Service and Features services, proposing to no longer offer the services to new wholesale customers, while allowing existing customers to continue with the services in accordance with their approved tariffs.

CANADIAN ASSOCIATION OF INTERNET PROVIDERS (CAIP) PART VII APPLICATION

Internet usage on our network continues to increase significantly primarily due to the popularity of peer-to-peer and video streaming applications, resulting in capacity pressures during peak usage periods. As a result, in the fall of 2007, in an effort to improve the general customer experience, Bell Canada began to apply network management controls (traffic shaping) on the peer-to-peer applications of its retail customers during peak usage periods. Bell Canada slows down, but does not block, peer-to-peer applications which relieves congestion on the network and allows other applications such as email, website browsing and video streaming to move faster. In March 2008, Bell Canada expanded these activities to its wholesale ISP customers that purchase its gateway access service (GAS), a mandated wholesale DSL product that Bell Canada provides to these customers on terms and conditions set by the CRTC. The GAS service runs on the same network as the retail Internet service, and is now subject to the same network management activities. On April 3, 2008, CAIP filed an application with the CRTC seeking an interim order that Bell Canada be directed to stop traffic management of its GAS service immediately while the CRTC examines the issue. It also sought a permanent order preventing Bell Canada from carrying out traffic management of its GAS services in the future. On May 14, 2008, the CRTC denied CAIP’s request for an interim order directing Bell Canada to stop traffic management of its GAS service immediately because CAIP had not demonstrated that its members would suffer irreparable harm if the order was not granted. On November 20, 2008, the CRTC issued Telecom Decision 2008-108 in which it denied CAIP’s application.

REVIEW OF THE INTERNET TRAFFIC MANAGEMENT PRACTICES OF ISPS

On November 20, 2008, the CRTC issued Telecom Public Notice 2008-19 where it initiated a proceeding to consider Internet traffic management practices for retail and wholesale Internet services. The CRTC is seeking comments with supporting rationale on the changes in bandwidth consumption that can lead to network congestion, technical or business model Internet traffic management practices that are currently available or may be developed in the future, and the impact of these practices on end-users. In addition, the CRTC will examine the appropriateness of implementing regulatory measures in relation to Internet traffic management by ISPs. Comments were due on February 23, 2009, and a public hearing is scheduled to commence on July  6, 2009. A decision from the CRTC imposing restrictions on Bell Canada’s network management activities could have a negative effect on our business and financial results.

CRTC CONSULTATION ON THE ACCESSIBILITY OF TELECOMMUNICATIONS AND BROADCASTING SERVICES

On June 10, 2008, the CRTC issued Broadcasting Notice of Public Hearing 2008-8 and Telecom Public Notice 2008-8 where it initiated a proceeding to address issues related to the accessibility of telecommunications and broadcasting services to persons with disabilities. The CRTC sought comments on how it can improve, where appropriate, its existing initiatives and comments, with supporting rationale, on proposals for otherwise improving the accessibility of telecommunications and broadcasting services, including those provided via the Internet and to mobile devices. Comments were filed on July 24, 2008 and a public hearing concluded on November 26, 2008. A decision from the CRTC imposing additional obligations on telecommunications service providers and broadcasting undertakings could have a negative effect on our business and financial results.

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Management’s Discussion and Analysis

Broadcasting Act

The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to:

  protect and strengthen the cultural, political, social and economic fabric of Canada; and

  encourage the development of Canadian expression.

Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy. A corporation must meet the following ownership requirements to obtain a broadcasting or a broadcasting distribution licence:

  it must be Canadian owned and controlled. At least 80% of all outstanding and issued voting shares and at least 80% of the votes must be beneficially owned directly by Canadians;

  it must not otherwise be controlled by non-Canadians;

  at least 80% of the board of directors, as well as the CEO, must be Canadian; and

  at least 66 2/3% of all outstanding and issued voting shares, and at least 66 2/3% of the votes of the parent corporation, must be beneficially owned and controlled, directly or indirectly, by Canadian interests.

If the parent corporation of a broadcasting licencee has fewer than 80% Canadian directors on its board of directors, a non-Canadian CEO or less than 80% Canadian ownership, the parent corporation must demonstrate to the CRTC that it or its directors do not have control or influence over any of the broadcasting licencee’s programming decisions. Corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licencee. The CRTC may impose certain requirements, including the payment of certain benefits, as a condition of the transfer.
     Bell Canada holds broadcasting distribution licences, for major centres in Ontario and Québec, to offer video on a wire-line basis. In addition, Bell TV, Bell Aliant, Northwestel and Cablevision du Nord du Québec Inc., a Télébec subsidiary, have broadcasting distribution licences that allow them to offer services. Bell TV is permitted to offer services nationally. Bell Aliant is permitted to offer services in Newfoundland and Labrador, Nova Scotia and New Brunswick. Télébec is permitted to offer services in specific areas of Ontario and Québec. Northwestel is permitted to offer services in specific areas of the Northwest Territories.

Bell TV

Bell TV is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell TV’s competitive position or the cost of providing its services. Bell TV’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010. While we expect this licence will be renewed at term, there is no assurance that this will happen.
     In July 2007, the CRTC initiated a public process intended to review the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services. On October 30, 2008, the CRTC issued Broadcasting Public Notice 2008-100 in which it established its regulatory frameworks for broadcast distribution undertakings and discretionary programming services, and set out its policies related to signal carriage and distant signals. The majority of the CRTC’s determinations are to be implemented on August 31, 2011 and in certain respects will provide Bell TV a measure of added flexibility in service packaging.
     The CRTC rejected the over-the-air broadcasters’ fee-for-carriage proposal, which would have required cable and satellite operators to pay for the right to carry local signals. However, the CRTC determined that cable and satellite operators will be required to contribute 1% of their annual revenue to a new local programming fund administered by an independent third party chosen by the Canadian Association of Broadcasters (CAB). The new 1% contribution is in addition to the 5% of annual revenue that cable and satellite operators currently contribute to production funds. The CRTC intends to implement this new funding mechanism by the end of 2009.
     The CRTC also altered its policies regarding delivery of distant or out-of-market signals. Cable and satellite operators can continue to deliver these signals without consent or fees within the province of origin but will require the permission of broadcasters to deliver the signals to subscribers in other provinces. The CRTC determined that broadcasters and cable and satellite operators should negotiate the terms under which the signals will be delivered but that it will arbitrate disputes when parties are unable to reach mutually satisfactory agreements.
     The CRTC issued three follow-up consultations in which it is seeking comments on the proposed regulatory frameworks for video-on-demand undertakings and the sale of commercial advertising in the local availabilities of non-Canadian services, as well as comments on proposed conditions of licence for competitive mainstream sports and national news specialty services.
     On April 28, 2008, the Federal Court of Appeal overturned the December 2006 judgment of the Federal Court of Canada, which had ruled that Part II Licence Fees, levied by the CRTC under the Broadcasting Act to recover Industry Canada costs associated with broadcasting spectrum management and paid by broadcasters and broadcast distributors, were an illegal tax. The Federal Court of Appeal judgment essentially declared the portion of the Broadcasting Licence Fee Regulations that deal with Part II Fees to be valid and operational. The Federal Court of Canada’s decision had been appealed by the Government of Canada, which contested the declaration that Part II Licence Fees were an illegal tax, and by the CAB which challenged the finding that their members were not entitled to recovery of fees paid to date. Vidéotron and the CAB filed applications for leave to appeal the decision of the Federal Court of Appeal to the Supreme Court

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of Canada and leave to appeal was granted on December 18, 2008. On November 29, 2007, Bell TV initiated a civil action against the Government of Canada, claiming reimbursement of Part II Licence Fees paid over the last six years (the maximum period recoverable under applicable limitation periods). This suit has been stayed on consent pending a decision of the Supreme Court of Canada on the CAB and Vidéotron appeals. The fees in question represent each year 1.365% of Bell TV’s annual revenue.

CRTC Consultation on Canadian Broadcasting in New Media

On October 15, 2008, the CRTC issued Broadcasting Notice of Public Hearing 2008-11 where it initiated a proceeding to consider issues pertaining to Canadian broadcasting in new media. The CRTC considers broadcasting in new media to be the distribution of audio or video content over new technologies such as the Internet or mobile devices. In 1999, the CRTC had exempted broadcasting delivered or accessed over the Internet from regulation due to its limited impact on traditional radio and television and its finding that regulation was not necessary to achieve the objectives of the Broadcasting Act. More recently, it had similarly exempted broadcasting over mobile devices.
     The CRTC has asked interested parties to respond to questions and to provide comments, with rationale and supporting evidence, on the following matters:

  the definition of broadcasting in new media

  the significance of broadcasting in new media and its impact on the Canadian broadcasting system whether incentives or regulatory measures are necessary or desirable for the creation and promotion of Canadian broadcasting content in new media, including consideration of the potential requirement for direct financial contribution from content aggregators, ISPs and portal operators if there are issues concerning access to broadcasting content in new media what other broadcasting or public policy objectives should be considered the appropriateness of exemption orders for the new media broadcasting undertakings and mobile television broadcasting undertakings.

Comments were filed on December 5, 2008 and a public hearing concluded on March 11, 2009. In their joint comments, Bell Canada and Bell Aliant recommended that the existing regulatory exemptions of broadcasting in new media should continue. A decision from the CRTC requiring content aggregators, ISPs and/or portal operators to subsidize Canadian new media broadcasting content could have a negative effect on our business and financial results.

Radiocommunication Act

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that:

  radio communication in Canada is developed and operated efficiently radio stations are established in an orderly manner, as well as any changes thereto.

The Minister of Industry has the discretion to:

  issue and amend radio licences

  set technical standards for radio equipment

  establish licensing conditions

  decide how radio spectrum is allocated and used.

Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to corporations under the Telecommunications Act.
     The Radiocommunication Act contains provisions which make it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal in connection with unauthorized reception of satellite signals. Bell TV, Bell Canada, the CAB, and members of Canada’s broadcasting production community continue to encourage the Government of Canada to strengthen the Radiocommunication Act in order to combat the black market in signal theft.

Spectrum Licences

Companies must have a spectrum licence to operate wireless systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act. While we anticipate that the licences under which we provide cellular and personal communications services (PCS) will be renewed at term, there is no assurance that this will happen. In Industry Canada’s November 28, 2007 decision regarding the licensing and auction policy for the auctioning of AWS spectrum, Industry Canada indicated that an upcoming consultation regarding the renewal process may affect the renewal of both existing cellular and PCS as well as AWS spectrum licences. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. Moreover, in its AWS decision, Industry Canada indicated that even with full compliance with the conditions of a licence, Industry Canada could withdraw a licence based on circumstances in existence at the time of renewal. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial results.
     As a result of a 2003 Industry Canada decision, the cellular and PCS licences under which we provide service, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, our cellular and PCS licences are now classified as “spectrum licences”, that is licences issued on a geographic basis rather than on a radio-site-by-radio-site basis, with a standard 10-year licence term.

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Management’s Discussion and Analysis

Consultation Concerning the Renewal of Spectrum Licences

On March 28, 2008, Industry Canada initiated a consultation to consider, among other things, the renewal of the existing 24 and 38 GHz spectrum licences. These spectrum licences, issued in 1999, were the first radio licences in Canada to be awarded through a competitive spectrum auction. Bell Canada holds a number of 24 GHz licences which are used for fixed, or non-mobile, wireless services. While Industry Canada has indicated that it will consult generally on the issue of auctioned spectrum licence renewal later this year, the 24 and 38 GHz licences represent the first auctioned licences to come up for renewal. A key aspect of the consultation, among others, is Industry Canada’s proposal to apply a licence fee to the renewal term in the event that the licences are renewed. Industry Canada’s consultation contains a proposed fee and the underlying analysis used to arrive at the proposed fee. Bell Mobility submitted comments in response to the consultation on June 19, 2008 and proposed, among other things, that any renewal fee be restricted to the costs associated with the management of the spectrum in question.

Wireless and Radio Towers

In February 2005, Industry Canada released a report concerning its procedures for approving and placing wireless and radio towers in Canada, including the role of municipal authorities in the approval process. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In June 2007, Industry Canada released its revised antenna siting and approval policy. The new policy maintains exclusive federal jurisdiction over the authority to regulate the siting of antennae and related supporting structures in Canada. The new policy, which came into effect in January 2008, requires additional public notification in order to erect new tower sites which may require additional community consultation. The revised policy also includes dispute resolution guidelines and timelines which may facilitate new tower placement in some instances.
     In its November 28, 2007 AWS decision, Industry Canada adopted a new policy which mandates the sharing of wireless towers and cell sites at commercial rates, where technically feasible, and prohibits exclusive rooftop arrangements with landlords. Industry Canada also initiated a public consultation to consider specific implementation issues and changes to the conditions of existing and AWS spectrum licences, necessitated by its new tower sharing policy. On February 29, 2008, Industry Canada issued its conditions of licence for mandated roaming and antenna tower and site sharing and to prohibit exclusive site arrangements. On November 21, 2008, the conditions of licence came into effect, incorporating the arbitration rules and procedures issued on the same day. As noted by Industry Canada, the revised conditions of licence are intended to facilitate competitive entry into the Canadian wireless market and, taken collectively, are intended to result in increased competition. On February 17, 2009 Industry Canada initiated an expedited consultation which seeks, in addition to other issues, to establish the time lines for provision of access to incumbent towers and cell sites by new entrants. Comments were due by March 6, 2009 and Industry Canada intends to issue its process guidelines subsequent to its review of parties’ submissions. Due to the nature and number of uncertainties that remain concerning mandated tower sharing, we are unable to estimate the potential impact of the revised conditions of licence on our business at this time.

AWS Spectrum

As mentioned above, on November 28, 2007, Industry Canada released its decision concerning the policy and rules governing the licensing of additional mobile spectrum for AWS in the 1.7 and 2.1 GHz bands. The licensing process also made an additional 10 MHz of PCS spectrum available in the 1.9 GHz band and 5 MHz in the 1.6 GHz band. In total 105 MHz of spectrum, 90 MHz of which is AWS spectrum, was available to be licenced through the competitive spectrum auction, the bidding stage of which ended on July 21, 2008. Industry Canada’s AWS decision set aside 40 MHz of the available 90 MHz of AWS spectrum for which only new entrants were able to bid. The remaining 50 MHz of AWS spectrum was open to bidding by any party including incumbent carriers and new entrants. In order to provide an expansion path for next-generation technologies and future services, we purchased new wireless licences in the AWS spectrum auction. We acquired 20 MHz of spectrum in Ontario (including Toronto and surrounding areas), in Canada’s Atlantic provinces, and in Northern Canada, as well as 10 MHz in Québec and in Western Canada, for a total investment of $741 million.
     Industry Canada’s policies relating to the auction and to the licensing of AWS spectrum favoured the entry of new competitors into the Canadian wireless market and resulted in several potential new competitors securing blocks of spectrum in the auction, mostly on a regional basis. To the extent that some or all of these potential new competitors begin operations, competitive intensity in the Canadian wireless industry will likely increase, at least regionally. However, we believe that this will also be a catalyst to drive further adoption and growth of wireless services. The number and viability of new competitors will remain unknown until they actually commence operations or make specific announcements in relation thereto.

Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE Inc., unless the sale or disposal would result in BCE Inc. retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of its business, the CRTC must also approve the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities.

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Management’s Discussion and Analysis

ASSUMPTIONS AND RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

Assumptions Made in the Preparation of Forward-Looking Statements

Forward-looking statements made in BCE’s 2008 annual report, including in this MD&A, are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. This section outlines certain assumptions for 2009 that we made in addition to those set out under Business Outlook and in other sections of this MD&A. Refer to Business Outlook for more details on such assumptions including, in particular, concerning Canadian market assumptions. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Canadian Economic Assumptions

  Canadian GDP to decrease by approximately 1%, consistent with estimates by the six major banks in Canada the Bank of Canada’s target overnight rate to remain fairly stable at approximately 1%

  the Consumer Price Index as estimated by Statistics Canada to decline from 2008 levels to the range of 1.0% to 1.5%.

Operational and Financial Assumptions

Operational and financial assumptions for 2009 concerning Bell (excluding Bell Aliant) include the following:

  residential NAS losses to decline compared to 2008

  revenue outlook was derived in the context of a worsening economy

  Bell’s total net benefit plans cost to increase mainly as a result of significantly lower returns on pension plan assets

  Bell’s employee benefit plans funding to increase mainly as a result of significantly lower returns on pension plan assets, based on a 10-year amortization of the pension solvency deficits that arose during 2008

  Bell’s capital intensity targeted at levels slightly lower than 2008

  Bell to continue to invest in extending its fibre network to pass additional households in order to strengthen its competitive position against cable companies

  Bell’s 100-day plan and other identified cost reduction opportunities to deliver additional annualized cost savings compared to those achieved in 2008.

     Financial assumptions for 2009 concerning BCE include the following:

  restructuring and other charges targeted at levels similar to 2008 depreciation and amortization expense essentially unchanged when compared to 2008

  BCE’s effective tax rate to decrease compared to 2008

  relatively stable cash taxes given the accelerated utilization of Bell’s investment tax credit carryforwards

  EPS to be positively impacted by the previously announced NCIB.

Assumptions about Transactions

  BCE Inc. to repurchase up to 5% of its common shares under its previously announced NCIB long-term debt maturing in 2009 to be permanently repaid.

Risks that Could Affect Our Business and Results

A decline in economic growth and in retail and commercial activity and/or adverse financial conditions in the credit markets could decrease demand for our products and services, potentially reducing profitability and threatening the ability of our customers to pay their expenses.

Our business is affected by general economic and financial conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. If there is a decline in economic growth and in retail and commercial activity, and/or if adverse financial conditions exist in the credit markets, as is currently the case with the global credit crisis, there could be a lower demand for our products and services. During these periods, customers may delay buying our products and services, reduce purchases or discontinue using them. Weak economic and financial conditions could lower our profitability and reduce cash flows from operations. They also could negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses, which could adversely affect our results of operations.
     BCE’s business outlook for 2009 assumes, in particular, that many of our lines of business will be resilient to the current economic downturn. However, the current adverse economic conditions make BCE’s business outlook subject to greater uncertainty and, consequently, it may not materialize. It is impossible to predict with certainty the impact that the current economic downturn and credit crisis will have on our business and residential customers’ future purchasing patterns.

Failure to achieve our business objectives could have an adverse impact on our financial performance and growth prospects.

We continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution against our five strategic imperatives.
     Executing against these imperatives requires shifts in employee skills, investing capital to implement our strategies and operating priorities as well as targeted cost reductions. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve our business objectives which could have an adverse effect on our business, financial performance and growth prospects.
     Our strategies also require us to continue to transform our cost structure. Accordingly, we are continuing to implement several initiatives to reduce costs while containing our capital expenditures.

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Management’s Discussion and Analysis

     Our objectives for targeted cost reductions continue to be aggressive, and there is no assurance that we will be successful in reducing costs. Improved customer service and an enhanced perception of Bell Canada’s service offerings by existing and potential customers are critical to increasing customer retention and ARPU and attracting new customers.
     There is a risk that customer service improvements that we may achieve will not necessarily translate into an enhanced public perception of Bell Canada’s service offerings or the achievement of customer retention objectives. If we are unable to achieve any or all of these objectives, our business and results of operations could be adversely affected.

We may be required to increase contributions to our employee benefit plans in the future depending on various factors including future returns on pension plan assets, long-term interest rates and changes in pension regulations, which may have a negative effect on our liquidity and results of operations.

The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics and pension regulations. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our employee benefit plans in the future and, therefore, could have a negative effect on our liquidity and results of operations.
     There is no assurance that our pension plans will be able to earn their assumed rate of return. A material portion of our pension plans’ assets is invested in public equity securities. As a result, the ability of our pension plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. The market conditions also impact the discount rate used to calculate our solvency obligations and thereby could also significantly affect our cash funding requirements.
     In addition, our estimated funding requirements for 2009 are based on preliminary calculations and are subject to the filing of valuations with the applicable regulatory agencies. They also assume the passing into law of the temporary funding relief proposed by the Canadian federal government in November 2008 allowing solvency deficits that arose during 2008 to be amortized over 10 years, instead of the usual five years, subject to meeting certain criteria.
     Our funding requirements for 2009 may be higher than expected if the actual modifications to the pension regulations are not adopted or if the results of our actuarial valuations materially and negatively differ from our preliminary calculations.

We need to anticipate technological change and invest in or develop new technologies, products and services. If we are unable to launch new technologies, products and services on a timely basis or if regulation expands to delay newer technologies, our business and results of operations may be adversely affected.

We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services and short product life cycles. Investment in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to increasing the number of our subscribers and achieving our financial performance objectives.
     We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulation could be expanded to apply to newer technologies which could delay our launch of new services.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will gain market acceptance. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline. Our failure to successfully develop, implement and market new technologies, products, services or enhancements in a reasonable time could have an adverse effect on our business and results of operations.

Our operations depend on how well we protect, maintain and replace our networks, equipment, IT systems and software.

Our operations depend on how well we protect our networks, equipment, IT systems and software, and the information stored in our data centres, against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, vandalism and other events. Our operations also depend on the timely replacement, maintenance and upgrade of our networks, equipment, IT systems and software. Any of these and other events could result in network failures, billing errors and delays in customer service. Our operations also depend on our ability to protect the information stored in our data centres against theft. The theft of such information could adversely affect our customer relationships and expose us to claims in damages by customers.
     Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned above, as well as strikes or other work disruptions, bankruptcies or other insolvency proceedings, technical difficulties or other events affecting the networks of these other carriers, could also harm our business and our customer relationships.

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Management’s Discussion and Analysis

We depend on key third-party suppliers to provide products and services that we need to operate our business.

We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These products and services may only be available from a limited number of suppliers.
     If, at any time, suppliers cannot provide us with products or services, including, without limitation, telecommunications equipment, software and maintenance services, that comply with evolving telecommunications standards or that are compatible with our equipment, IT systems and software, our business and results of operations could be adversely affected. In addition, if we are unable to obtain products or services that are essential to our operations on a timely basis and at an acceptable cost, our ability to offer our products and services and to roll out our advanced services, and the quality of our networks, may be negatively impacted, our network development and expansion could be impeded, and our business, strategy and results of operations could be adversely affected. These suppliers may be subject to litigation with respect to technology that we depend on for our service offerings. In addition, the business and operations of our suppliers and their ability to continue to provide us with products and services could be adversely affected by various factors, including, without limitation, general economic and credit market conditions, the intensity of competitive activity, labour disruptions, availability of and accessibility to capital, bankruptcy or other insolvency proceedings, and changes in technological standards.

Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions.

Approximately 47% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur it would not adversely affect service to our customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could harm our business, including our customer relationships and results of operations.
     The collective agreement between the CEP and Bell Canada covering 7,922 clerical and associated employees will expire on May 31, 2009.

The significant increase in broadband demand could have an adverse effect on our business and financial results.

With the rapid growth in video and other bandwidth-intensive applications on the Internet and on mobile devices, we may need to incur significant capital expenditures to provide additional capacity on our Internet and wireless networks. We may not be able to recover these costs from customers due to competitors’ short term pricing of comparable services. There is also a risk that our efforts to optimize network performance, in the face of increasing broadband demand, through paced FTTN roll-out, traffic management and rate plan changes could be unsuccessful and/or generate adverse publicity potentially resulting in an increase in our subscriber churn rate beyond our current expectations, or new regulation and thereby compromising our efforts to attract new customers. This could have an adverse effect on our business and results of operations.

Events affecting the operations of our service providers that operate outside Canada could have an adverse effect on our service levels.

We have outsourced certain services to providers that operate outside Canada. Although we have redundancy and network monitoring systems in place, a major natural disaster that affects the region in which our service providers operate, or other events adversely affecting the business or operations of such service providers, or our inability to access their services, could adversely affect our service levels and our business.

If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

As previously discussed under Financial and Capital Management – Liquidity, we need significant amounts of cash to implement our business plan. Our cash requirements may be adversely affected by the risks associated with our contingencies, off-balance sheet arrangements and assumptions built into our business plan. Our ability to meet our financial obligations and provide for planned growth depends on our having access to adequate sources of capital and on our ability to generate cash flows from operations which is subject to general economic, market, competitive, regulatory and other risk factors described in this document, many of which are not within our control.
     In general, we finance our capital needs from cash generated by our operations or investments, by borrowing from commercial banks, through debt and equity offerings in the capital markets, or by selling or otherwise disposing of assets (including sale of accounts receivable). As for the amount of working capital available to operate our business and our ability to achieve our working capital objectives, this could be adversely impacted by the quality of, and our level of success in collecting, accounts receivable through the use of our employees, systems and technology.
     Our ability to raise debt financing depends on our ability to access the public debt capital market and bank credit market. The cost and amount of funding depend largely on market conditions and the outlook for our business and credit ratings at the time capital is raised. An increased level of debt borrowings could result in lower credit ratings, increase our borrowing costs and reduce the amount of funding available to us. Business acquisitions could also adversely

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Management’s Discussion and Analysis

affect our credit ratings and have similar adverse consequences. In addition, participants in the public debt capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
     Our ability to access the public debt capital and bank credit markets at this time may be negatively affected by the adverse conditions currently prevailing in such markets. We have credit facilities with various financial institutions, including credit facilities supporting our commercial paper programs which mature in August 2009. While it is our intention to renew such credit facilities, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.
     If we cannot raise the capital we need to implement our business plan upon acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

We may not be able to discontinue certain services as necessary to improve capital and operating efficiencies.

We are in the process of moving traffic on our core circuit-based infrastructure to IP technology. As part of this move, we are in the process of discontinuing certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve the efficiencies as expected.

Regulatory initiatives or proceedings, pending or future litigation or changes in laws or regulations could have an adverse effect on our business and results of operations.

Our business is affected by decisions made by various regulatory agencies, including the CRTC. Decisions of the CRTC may have an adverse effect on our business and results of operations. In addition, we become involved in various claims and litigation as part of our business or transactions. Pending or future litigation, including an increase in class action claims, could have an adverse effect on our business and results of operations.
     Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. These include changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. They also include recent amendments to Canadian securities laws which introduced statutory civil liability for misrepresentations in continuous disclosure.
     We believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available. The calculation of income taxes and the applicability of commodity taxes in many cases, however, require significant judgement in interpreting tax rules and regulations. Our tax filings are subject to government audits which could materially change the amount of current and future income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.
     For a description of the principal regulatory initiatives and proceedings affecting us, please see the section Our Regulatory Environment. For a description of the principal legal proceedings involving us, please see the section Legal Proceedings contained in the BCE 2008 AIF.

Satellites used by Bell TV are subject to significant operational risks and satellites that are not yet built are subject to construction and launch delays that could have an adverse effect on Bell TV’s business and financial results.

In conjunction with the sale by BCE Inc. of its subsidiary Telesat on October 31, 2007, a set of commercial arrangements between Telesat and Bell TV were put into place that provide Bell TV access to current and expanded satellite capacity. Pursuant to these commercial arrangements, Bell TV currently uses four satellites. Telesat operates or directs the operation of these satellites.
     Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or micrometeoroids could also damage the satellites used by Bell TV.
     Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities to operate the satellites, could have an adverse effect on Bell TV’s business and results of operations and could result in many customers terminating their subscription to Bell TV’s DTH satellite television service.
     In addition, there are certain risks related to the construction and launch of new satellites. Launch delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Launch vehicles may fail resulting in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could adversely affect Bell TV’s ability to launch new services and reduce the competitiveness of its television services.

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Management’s Discussion and Analysis

The theft of our satellite television services could have an adverse effect on Bell TV’s business and results of operations.

Bell TV faces a loss of revenue resulting from the theft of its services. In 2008, Bell TV introduced and completed a smart card exchange for its authorized digital receivers that is designed to block unauthorized reception of Bell TV’s signals. However, as with any technology-based security system, it is not possible to prevent with absolute certainty a compromise of that security system. As is the case for all other television distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise of Bell TV’s signal security systems. The theft of Bell TV’s services could have an adverse effect on Bell TV’s business and results of operations.

BCE Inc. is dependent on the ability of its subsidiaries to pay dividends or otherwise make distributions to it.

BCE Inc. has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and other companies, including its indirect ownership of the equity of Bell Canada. BCE Inc.’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.
     BCE Inc.’s subsidiaries, joint ventures and other companies in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries, joint ventures and other companies in which it has an interest upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and other companies.

We cannot guarantee that BCE Inc.’s dividend policy will be maintained.

On February 10, 2009, the board of directors of BCE Inc. adopted a new common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted EPS, subject to the discretion of BCE Inc.’s board of directors. However, based on the prevailing economic, competitive and technological environment at any given time, our ability to raise the capital we need and other risk factors, there can be no guarantee that BCE Inc.’s dividend policy will be maintained. Refer to the previous section entitled Our Competitive Environment, the risks disclosed in this section relating to the need to anticipate technological change and invest in new technologies and relating to our ability to raise capital, and, more generally, to all of the other risks disclosed in this section for more information on these risks and their potential impact on BCE’s businesses, revenues, cash flows and capital expenditures which in turn could adversely affect BCE Inc.’s ability to maintain its dividend policy.

A major decline in the market price of BCE Inc.’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may contribute to volatility in BCE Inc.’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s securities, may negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

We may not receive distributions from Bell Aliant due to the uncertainty of Bell Aliant’s performance or changes to the tax treatment of trusts.

Although Bell Aliant intends, subject to approval of the trustees of Bell Aliant, to make cash distributions to its unitholders, including BCE Inc. and Bell Canada, there can be no guarantee regarding the amounts of these cash distributions, which may fluctuate with Bell Aliant’s performance. Bell Aliant also has the discretion to establish cash reserves for the proper conduct of its business which would reduce the amount of cash available for distributions in the year. Accordingly, we cannot provide any assurance regarding the actual levels of distributions by Bell Aliant. The Government of Canada’s changes to the tax treatment of income trusts announced on October 31, 2006 received royal assent and were enacted into law on June 22, 2007 (the SIFT Rules). Effective in 2011, income trusts that were publicly traded before November 2006, like Bell Aliant, will be subject to taxation at corporate tax rates and certain distributions to unitholders will be taxed like dividends received from a corporation. All else being equal, the taxation of income trusts at corporate tax rates is likely to result in less cash being available to pay distributions by Bell Aliant. The Government of Canada specified that while there was no intention to prevent existing income trusts from normal growth during the transitional period, any undue expansion of an existing income trust before 2011 would make the new rules effective immediately. To qualify for the delay in applying the SIFT Rules, Bell Aliant must comply with the government’s normal growth guidelines regarding equity capital that were issued on December 15, 2006, as amended from time to time. In particular, the equity of Bell Aliant is only permitted to grow by a prescribed annual amount up to and including the 2010 calendar year. In December 2008, the Minister of Finance released Explanatory Notes to the November 28, 2008 Notice of Ways and Means Motion which would revise the normal growth guidelines to accelerate the safe harbour amounts for 2009 and 2010 to make them available immediately. This change would generally allow a trust, like Bell Aliant, to use the remaining growth room in a single year, rather than incrementally over 2009 and 2010. Because there is still uncertainty as to the interpretation of

BCE Inc. – 2008 Annual Report   67

Management’s Discussion and Analysis

these guidelines and what constitutes growth in certain situations, there can be no assurance that Bell Aliant will be able to retain the benefit of the deferral of the SIFT Rules. A reduction in distributions from Bell Aliant could have an adverse effect on our cash flows and results of operations.

Health concerns about radio frequency emissions from wireless devices, as well as epidemics and other health risks, could have an adverse effect on our business.

It has been suggested that some radio frequency emissions from cellular phones may be linked to certain medical conditions. Interest groups have also requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. Increasing concern over the use of cellular phones and the possible related health risks is expected to put additional pressure on the wireless communication industry to demonstrate their safe use and could lead to additional government regulation, which could have a negative effect on our business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. We rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meets all applicable safety requirements. Epidemics, pandemics and other health risks could also occur which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and results of operations.

The expected timing, completion and benefits of the HSPA overlay of our wireless network are subject to various risks and uncertainties.

On October 10, 2008, we announced a strategic initiative to overlay our existing national 3G CDMA/EVDO wireless network with a network technology known as HSPA. This HSPA overlay is expected to be completed by early 2010. Risks and uncertainties that could adversely affect the expected timing and completion of, as well as benefits expected to be derived from, this network overlay include: the choice of suppliers and difficulties in the completion of definitive agreements with such suppliers; supply shortages, product defects and product liability; increased costs or difficulties related to completion of the network build or implementation of the network sharing arrangement with TELUS Communications Company; our ability to fully realize the expected efficiencies and cost savings from the new technology and the network sharing arrangement with TELUS Communications Company; the level of difficulty experienced in the transition of services or technology; availability of spectrum-related assets necessary to deploy HSPA technology; events affecting the functionality of, and our ability to protect and maintain, our networks, IT systems and software; intellectual property right claims or other litigation in respect of HSPA technology (or related network elements); and other anticipated and unanticipated costs and expenses and other risk factors relating to us or affecting TELUS Communications Company or the selected suppliers.

The expected timing and completion of the proposed acquisition by Bell Canada of substantially all of the assets of national electronics retailer The Source by Circuit City is subject to closing conditions and other risks and uncertainties.

The expected timing and completion of the proposed acquisition by Bell Canada of substantially all of the assets of national electronics retailer The Source by Circuit City is subject to closing conditions and other risks and uncertainties including, without limitation, court approval, third-party consents and any required regulatory approval or expiry of any required regulatory waiting period. Accordingly, there can be no assurance that the proposed acquisition by Bell Canada will occur, or that it will occur in accordance with the timetable that is currently contemplated. There can also be no assurance that the strategic benefits and competitive and cost efficiencies expected to result from the transaction will be realized.

Our business depends on the performance of and our ability to retain our senior executives.

Our business depends on the efforts, abilities and expertise of our senior executives. These individuals are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel and identifying business opportunities. The loss of one or more of these key individuals could impair our business and development until qualified replacements are found. We cannot assure you that these individuals could quickly be replaced with persons of equal experience and capabilities. Although we have retention plans in place and employment agreements with certain of these individuals, we cannot prevent them from terminating their employment with us.

Risk Management Practices

BCE Inc.’s audit committee (Audit Committee) is responsible for the oversight of our risk management processes. Such processes are designed to manage, rather than eliminate, the risk of failure to achieve our business objectives. The Audit Committee also takes into account significant social, environmental and ethical matters that relate to our business and reviews annually our corporate social responsibility program.
     We have enterprise-wide risk assessment processes which incorporate the internal control and enterprise risk management frameworks of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Risk assessment and evaluation is an important part of the annual business planning cycle. In developing their annual plans, BCE’s business units identify and assess significant risks to the achievement of their business objectives and where necessary

68   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

develop mitigation plans. The risk information generated is reviewed with senior management and BCE Inc.’s board of directors in evaluating the business plans for each of the business units and the company as a whole. The Internal Audit group plans its annual activities employing a risk-based review of internal control processes in the company. Throughout the year the Internal Audit group carries out continuing assessments of the quality of controls. On a quarterly basis the Internal Audit group reports to the Audit Committee on the status of adherence to our internal control policies and on areas identified for specific improvement. The Internal Audit group also promotes effective risk management in our lines of business.
     The Audit Committee considers the effectiveness of the operation of our internal control procedures, reviewing reports from the Internal Audit group and BCE Inc.’s external auditors. The Audit Committee reports its conclusions to BCE Inc.’s board of directors.

OUR ACCOUNTING POLICIES

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.
     We have prepared our consolidated financial statements according to Canadian GAAP. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. Estimates related to revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, inventory reserves, employee compensation plans, evaluation of minimum lease terms for operating leases, and business combinations require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. There were no significant changes to the estimates we made in the past three years. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.

Critical Accounting Estimates

As required under Canadian GAAP, we make estimates when we account for and report assets, liabilities, revenues and expenses, and disclose contingent assets and liabilities in our financial statements. We are also required to regularly evaluate the estimates that we make.
     We base our estimates on a number of factors, including historical experience, current events and actions that we may undertake in the future, and other assumptions that we believe are reasonable based on information available at the time they are made. Given the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from these estimates.
     We consider the estimates described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that are highly uncertain at the time the estimate was made and changes to these estimates could have a material impact on our financial statements.
     Our senior management has discussed the development and selection of the critical accounting estimates described in this section with the Audit Committee of our board of directors. The Audit Committee has reviewed these critical accounting estimates.
     Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Employee Benefit Plans

We maintain defined benefit plans that provide pension and other post-employment benefits for most of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.
     We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.
     While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.
     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the estimated average working lives of the employees who benefit from the plans.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate and the expected long-term rate of return on plan assets. Each of our operating segments is affected by these assumptions.

DISCOUNT RATE

The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan.

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Management’s Discussion and Analysis

     We determine the appropriate discount rate at the end of every year. Our discount rate was 7.0% at December 31, 2008, an increase from 5.6% at December 31, 2007. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the discount rate on the net benefit plans cost for 2009 and the accrued benefit asset at December 31, 2009.

		IMPACT ON
		ACCRUED
	IMPACT ON NET	BENEFIT ASSET
	BENEFIT PLANS	AT DECEMBER 31,
	COST FOR 2009	2009
	INCREASE/	INCREASE/
	(DECREASE)	(DECREASE)

Discount rate increased to 7.5%
Bell Wireline	(40)	40
Bell Wireless	(1)	1
Bell Aliant	(18)	18

Total	(59)	59

Discount rate decreased to 6.5%
Bell Wireline	56	(56)
Bell Wireless	1	(1)
Bell Aliant	18	(18)

Total	75	(75)

Although there is no immediate impact on our balance sheet, a lower discount rate results in a higher accrued benefit obligation and a higher pension deficit.

EXPECTED LONG-TERM RATE OF RETURN

The expected long-term rate of return is a weighted average rate of our forward-looking view of long-term returns on each of the major plan asset categories in our funds.
     We determine the appropriate expected long-term rate of return at the end of every year. We assumed an expected long-term rate of return on plan assets of 7.25% in 2008, compared to 7.5% in 2007. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the expected rate of return on plan assets on the net benefit plans cost for 2009 and the accrued benefit asset at December 31, 2009.

		IMPACT ON
		ACCRUED
	IMPACT ON NET	BENEFIT ASSET
	BENEFIT PLANS	AT DECEMBER 31,
	COST FOR 2009	2009
	INCREASE/	INCREASE/
	(DECREASE)	(DECREASE)

Expected rate of return increased to 7.75%
Bell Wireline	(50)	50
Bell Wireless	(1)	1
Bell Aliant	(12)	12

Total	(63)	63

Expected rate of return decreased to 6.75%
Bell Wireline	50	(50)
Bell Wireless	1	(1)
Bell Aliant	12	(12)

Total	63	(63)

Although there is no immediate impact on our balance sheet, poor fund performance results in a lower fair value of plan assets and a higher pension deficit. This means that we may have to increase cash contributions to the pension fund.

Useful Lives of Property, Plant and Equipment

We review estimates of the useful lives of property, plant and equipment on a periodic basis and adjust them on a prospective basis, if necessary.
     A significant proportion of our total assets consist of property, plant and equipment. Changes in technology or in our intended use of these assets, as well as changes in business prospects or economic and industry factors may cause the estimated useful lives of these assets to change.
     We perform internal studies to assess the appropriateness of depreciable lives of property, plant and equipment. These studies use models, which take into account actual and expected future usage, physical wear and tear, replacement history, and assumptions about technology evolution, to calculate the remaining life of our assets. When these factors indicate that assets’ useful lives are different from the original assessment, we depreciate the remaining carrying values prospectively over the adjusted estimated useful lives.

Goodwill Impairment

We assess goodwill impairment of individual reporting units in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired.
     We assess goodwill impairment in two steps:

  we identify any potential impairment by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of a reporting unit is less than its carrying value, fair values are determined for all of its identifiable assets and liabilities. The excess of the fair value of the reporting unit over the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.

  an impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its fair value.

We make a number of significant estimates when calculating fair value using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the numbers of years used in the cash flow model, the discount rate and others.
     We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.
     Any changes in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.

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Management’s Discussion and Analysis

     We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.
     There were no impairment charges recorded in 2008, 2007 or 2006.

Capital Asset Impairment

As a result of the major economic downturn in the fourth quarter of 2008, we tested all of our capital assets for impairment.
     Impairment is assessed based on the total undiscounted future cash flows as compared to the carrying value of the asset.
     We make a number of significant estimates when calculating fair value using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, the discount rate and others.
     We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.
     Any changes in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.
     We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.
     The future cash flows of all of the capital asset groups tested were greater than the carrying value and no impairment charge was recorded in 2008.

Contingencies

We become involved in various litigation and regulatory matters as a part of our business. Each of our operating segments may be affected. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.
     We accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on information that is available at the time. We estimate the amount of the loss by consulting with the outside legal counsel that is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.
     If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material effect on our results of operations, cash flows and financial position in the period in which the judgment or settlement occurs. Any accrual would be charged to operating income and included in Accounts payable and accrued liabilities or Other long-term liabilities. Any cash settlement would be deducted from cash from operating activities.
     None of our operating segments had any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2008. We have not made any significant changes to our estimates in the past two years.

Income Taxes

Management believes that it has sufficient amounts accrued for outstanding income tax matters based on all of the information that is currently available. In addition, the calculation of income tax expense requires significant judgment in interpreting tax rules and regulations, which are changing constantly. Each of our operating segments may be affected.
     Our tax filings are also subject to audits, the outcome of which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.
     There were no significant changes to the estimates we made in the past two years.

Recent Changes to Accounting Standards

General Standards of Financial Presentation

The Canadian Accounting Standards Board (AcSB) amended section 1400, General Standards of Financial Statement Presentation, to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements. These changes came into effect on January 1, 2008 and did not impact our financial statements.

Capital Disclosures

The AcSB issued section 1535, Capital Disclosures, which establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed to enable users to evaluate the objectives, policies and processes for managing capital. These changes came into effect on January 1, 2008 and are disclosed in Note 20, Financial and Capital Management.

Inventory

The AcSB issued section 3031, Inventories, which establishes guidance on the determination of cost of inventory and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. These changes came into effect on January 1, 2008 and the effect of adopting this section was not significant.

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Management’s Discussion and Analysis

Financial Instruments

The AcSB issued section 3862, Financial Instruments – Disclosures and section 3863, Financial Instruments – Presentation.
     Section 3862 establishes disclosure requirements that enable users to evaluate:

  the significance of financial instruments for the entity’s financial position and performance; and

  the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.
     These two sections came into effect on January 1, 2008 replacing section 3861, Financial Instruments – Disclosures and Presentation. These changes are disclosed in Note 20, Financial and Capital Management.
     The AcSB also amended section 3855, Financial Instruments – Recognition, section 3862, Financial instruments – Disclosure and section 3863, Financial Instruments – Presentation, to permit reclassification of a financial asset out of held-for-trading or AFS categories in specific circumstances. These amendments, including the related disclosure requirements, apply to reclassifications made on or after July 1, 2008. The effect of this amendment did not impact our financial statements.

Future Changes to Accounting Standards

Goodwill and Intangible Assets

The AcSB issued section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Standards relating to goodwill are unchanged from those included in section 3062. Section 3064 comes into effect on January 1, 2009 replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. The effect of adopting this section is not expected to be significant.

International Financial Reporting Standards (IFRS)

The AcSB has set January 1, 2011, as the date that IFRS will replace current Canadian GAAP for publicly accountable enterprises, which includes Canadian reporting issuers. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption also is expected to differ from current IFRS due to new IFRS standards and pronouncements that are expected to be issued before the changeover date. We plan to prepare our financial statements in accordance with IFRS for periods commencing as of January 1, 2011.
     The following information is presented pursuant to the October 2008 recommendations of the Canadian Performance Reporting Board relating to pre-2011 communications about IFRS conversion and to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to International Financial Reporting Standards. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

IFRS Changeover Plan

We have developed a detailed plan for our changeover to IFRS comprised of three related phases:

  Review and Assessment

  Design

  Implementation.

PHASE 1: REVIEW AND ASSESSMENT PHASE

The objective of this phase is to identify the required changes to our accounting policies and practices resulting from the changeover to IFRS to determine the scope of the work effort required for the Design and Implementation phases. Phase 1 involves:

  a detailed review of all relevant IFRS standards to identify differences with our current accounting policies and practices the separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date, and those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS the prioritization of those differences that could have a more than inconsequential impact on our financial statements, business processes or IT systems the identification of internal stakeholders and business areas that may be affected by the changeover.

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Management’s Discussion and Analysis

PHASE 2: DESIGN PHASE

Phase 2 will result in the design and development of detailed solutions to address the differences identified in the first phase of our changeover plan. These solutions will result in certain necessary changes to our internal business processes and financial systems to comply with IFRS accounting and disclosure requirements. Phase 2 activities include:

  the evaluation of accounting policy alternatives

  the investigation, development and documentation of solutions to resolve differences identified in Phase 1, reflecting changes to existing accounting policies and practices, business processes, IT systems and internal controls the implementation of a change management strategy to address the information and training needs of internal and external stakeholders.

PHASE 3: IMPLEMENTATION PHASE

In the third and final phase of our changeover plan, we will implement the changes to affected accounting policies and practices, business processes, systems and internal controls. These changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are appropriately addressed in time for the changeover.

Progress towards Completion of our IFRS Changeover Plan

We have completed Phase 1 of our changeover plan and have identified the differences between Canadian GAAP and IFRS that impact our financial statements. Our detailed analysis has identified a number of accounting differences and policy alternatives under IFRS as compared to Canadian GAAP. We also have determined, however, that our accounting policies are largely aligned with IFRS requirements in many key areas.
     Phase 2 work has commenced and we have begun assessing the impact and designing solutions to address the differences, focussing initially on those differences that may require changes to our financial systems or that are more complex or time-consuming to resolve.
     Appropriate resources have been secured to complete the changeover on a timely basis according to our plan milestones. We have also ensured training needs are met and will continue to be addressed throughout the changeover period.
     We have detailed project plans and progress reporting in place to support and communicate the changeover. The following table is a summary of our progress towards completion of selected key activities of our IFRS changeover plan as of December 31, 2008. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures; however, such impact may be material. Additional information will be provided as we move towards the changeover date.

BCE Inc. – 2008 Annual Report   73

Management’s Discussion and Analysis

Progress towards Completion of our IFRS Changeover Plan

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Financial statement preparation	Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

	Quantify the effects of changeover to IFRS	Assessment and quantification of the significant effects of the changeover completed by approximately the third quarter of 2010 Final selection of accounting policy alternatives by the changeover date	Completed the identification of IFRS differences Assessment and design of solutions to resolve differences has begun Evaluation and selection of accounting policy alternatives is underway

Training and communication	Provide training to affected employees of operating units, management and the board of directors and relevant committees thereof, including the Audit Committee

Engage subject matter experts to assist in the transition

Communicate progress of changeover plan to internal and external stakeholders

Timely training provided to align with work under changeover – training completed by mid-2010

Communicate effects of changeover in time for 2011 financial planning process, by the third quarter of 2010

Completed detailed training for resources directly engaged in the changeover and general awareness training to broader group of finance employees

Periodic internal and external communications about our progress are ongoing

Engaged third-party subject matter experts to assist in the transition

IT systems	Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual record-keeping during 2010 (i.e., IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011

		Changes to significant systems and dual record-keeping process completed in time for the first quarter of 2010	IFRS differences with system impacts identified and design of solutions underway Dual record-keeping alternatives identified and under review

Contractual arrangements and compensation	Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to arrangements and plans

		Changes completed by the third quarter of 2010	IFRS differences with potential impacts on contractual arrangements and compensation plans identified

Internal controls Internal control over financial reporting (ICFR)	Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual record-keeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes completed by the first quarter of 2010

Conduct management evaluation of new or revised controls throughout 2010

		Update CEO/Chief Financial Officer (CFO) certification process by the fourth quarter of 2010	Monitoring design of solutions to address IFRS differences to permit concurrent design or revision and implementation of necessary internal controls

Internal controls Disclosure controls and procedures (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures have begun Project steering committee, including Investor Relations, has been assembled and is engaged

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Management’s Discussion and Analysis

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE Inc.’s President and CEO and Executive Vice-President and CFO, to allow timely decisions regarding required disclosure.
     As of December 31, 2008, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109, was carried out by our management under the supervision, and with the participation, of the President and CEO and the Executive Vice-President and CFO. Based on that evaluation, the President and CEO and the Executive Vice-President and CFO concluded that the design and operation of our disclosure controls and procedures were effective at December 31, 2008.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management evaluated the design and operation of our internal control over financial reporting as of December 31, 2008, based on the framework and criteria established in Internal Control – Integrated Framework issued by the COSO, and has concluded that our internal control over financial reporting is effective. There are no material weaknesses that have been identified by management.
     No changes were made in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-GAAP FINANCIAL MEASURES

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

BCE Inc. – 2008 Annual Report   75

Management’s Discussion and Analysis

     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE and Bell.

BCE	2008	2007	2006

Operating income	2,864	3,479	3,314
Depreciation and amortization of intangible assets	3,269	3,184	3,122
Restructuring and other	871	331	354

EBITDA	7,004	6,994	6,790

BELL	2008	2007	2006

Operating income	2,143	2,652	2,507
Depreciation and amortization of intangible assets	2,685	2,559	2,482
Restructuring and other	810	308	299

EBITDA	5,638	5,519	5,288

The following tables are reconciliations of operating income to EBITDA on a consolidated basis for Bell and for our Bell Wireline and Bell Wireless segments for the fourth quarter of 2008.

BELL	Q4 2008	Q4 2007

Operating income	520	557
Depreciation and amortization of intangible assets	715	643
Restructuring and other	146	141

EBITDA	1,381	1,341

BELL WIRELINE	Q4 2008	Q4 2007

Operating income	226	274
Depreciation and amortization of intangible assets	580	538
Restructuring and other	131	138

EBITDA	937	950

BELL WIRELESS	Q4 2008	Q4 2007

Operating income	294	283
Depreciation and amortization of intangible assets	135	105
Restructuring and other	15	3

EBITDA	444	391

Operating Income before Restructuring and Other

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE and Bell and for our Bell Wireline and Bell Wireless Segments.

BCE	2008	2007	2006

Operating income	2,864	3,479	3,314
Restructuring and other	871	331	354

Operating income before restructuring and other	3,735	3,810	3,668

BELL	2008	2007	2006

Operating income	2,143	2,652	2,507
Restructuring and other	810	308	299

Operating income before restructuring and other	2,953	2,960	2,806

BELL WIRELINE	2008	2007	2006

Operating income	902	1,454	1,523
Restructuring and other	773	304	296

Operating income before restructuring and other	1,675	1,758	1,819

BELL WIRELESS	2008	2007	2006

Operating income	1,241	1,198	984
Restructuring and other	37	4	3

Operating income before restructuring and other	1,278	1,202	987

Adjusted Net Earnings

The term Adjusted net earnings does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings before restructuring and other, net losses (gains) on investments, and costs incurred to form Bell Aliant.
     We use Adjusted net earnings, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other, net losses (gains) on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to Adjusted net earnings on a consolidated basis and per BCE Inc. common share.

76   BCE Inc. – 2008 Annual Report

Management’s Discussion and Analysis

		2008		2007		2006

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	819	1.02	3,926	4.88	1,937	2.25
Restructuring and other (1)	572	0.71	206	0.25	222	0.26
Net losses (gains) on investments (2)	420	0.52	(2,248)	(2.79)	(525)	(0.61)
Other costs incurred to form Bell Aliant (3)	–	–	–	–	42	0.05

Adjusted net earnings	1,811	2.25	1,884	2.34	1,676	1.95

(1)	Includes transaction costs associated with the formation of Bell Aliant. These costs relate mainly to financial advisory, professional and consulting fees. In 2006, we incurred $138 million ($77 million after tax and non-controlling interest).
(2)	Amounts for 2006 include the recognition of a future tax asset of $434 million, representing the tax-effected amount of approximately $2,341 million of previously unrecognized capital loss carryforwards.
(3)	Premium cost incurred by Bell Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant. In 2006, we incurred $122 million ($42 million after tax and non-controlling interest).

Free Cash Flow

The term free cash flow does not have any standardized meaning according to Canadian GAAP.
     We define free cash flow as cash from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	2008	2007	2006

Cash flows from operating activities	5,912	5,733	5,357
Bell Aliant distributions to BCE	290	282	309
Capital expenditures	(2,988)	(3,144)	(3,121)
Other investing activities	(726)	14	(3)
Dividends paid on preferred shares	(129)	(124)	(84)
Dividends/distributions paid by subsidiaries to non-controlling interest	(366)	(404)	(293)
Bell Aliant free cash flow	(304)	(399)	(383)
Telesat free cash flow	–	2	28

Free cash flow	1,689	1,960	1,810

BCE Inc. – 2008 Annual Report   77

Reports on Internal Control

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of BCE Inc. (BCE) is responsible for establishing and maintaining adequate internal control over financial reporting under the supervision of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
     Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
     Management evaluated the design and operation of BCE’s internal control over financial reporting as of December 31, 2008, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management.
     BCE’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited BCE’s Consolidated Financial Statements for the year ended December 31, 2008. Deloitte & Touche issued an unqualified opinion on the effectiveness of BCE’s internal control over financial reporting.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer

(signed) Karyn A. Brooks
Senior Vice-President and Controller

March 11, 2009

78   BCE Inc. – 2008 Annual Report

Reports on Internal Control

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the board of directors and Shareholders of BCE Inc.

We have audited the internal control over financial reporting of BCE Inc. and subsidiaries (the “Company”) as of December 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 11, 2009 expressed an unqualified opinion on those financial statements.

(signed) Deloitte & Touche LLP (1)
Independent Registered Chartered Accountants

Montréal, Canada
March 11, 2009

(1) Chartered accountant auditor permit no. 13633

BCE Inc. – 2008 Annual Report   79

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

These financial statements form the basis for all of the financial information that appears in this annual report.
     The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte & Touche LLP, Independent Registered Chartered Accountants, have audited the financial statements.
     Management has prepared the financial statements according to generally accepted accounting principles. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
     Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
     The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 122 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer

(signed) Karyn A. Brooks
Senior Vice-President and Controller

March 11, 2009

80   BCE Inc. – 2008 Annual Report

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the board of directors and Shareholders of BCE Inc.

We have audited the accompanying consolidated balance sheets of BCE Inc. and subsidiaries (the “Company”) as at December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, deficit and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) Deloitte & Touche LLP (1)
Independent Registered Chartered Accountants

Montréal, Canada
March 11, 2009

(1) Chartered accountant auditor permit no. 13633

BCE Inc. – 2008 Annual Report   81

Consolidated Financial Statements

Consolidated Statements of Operations

FOR THE YEAR ENDED DECEMBER 31 (in $ millions, except share amounts)	NOTE	2008	2007	2006

Operating revenues		17,698	17,752	17,554

Cost of revenue, exclusive of depreciation and amortization		(4,428)	(4,095)	(3,965)
Selling, general and administrative expenses		(6,266)	(6,663)	(6,799)
Depreciation	12	(2,537)	(2,547)	(2,504)
Amortization of intangible assets	12	(732)	(637)	(618)
Restructuring and other	4	(871)	(331)	(354)

Total operating expenses		(14,834)	(14,273)	(14,240)

Operating income		2,864	3,479	3,314
Other (expense) income	5	(253)	2,405	(187)
Interest expense	6	(791)	(859)	(940)

Pre-tax earnings from continuing operations		1,820	5,025	2,187
Income taxes	7	(469)	(735)	(75)
Non-controlling interest		(320)	(331)	(219)

Earnings from continuing operations		1,031	3,959	1,893
Discontinued operations	8	(88)	98	114

Net earnings		943	4,057	2,007
Dividends on preferred shares		(124)	(131)	(70)

Net earnings applicable to common shares		819	3,926	1,937

Net earnings per common share – basic	9
Continuing operations		1.13	4.76	2.12
Discontinued operations		(0.11)	0.12	0.13

Net earnings		1.02	4.88	2.25
Net earnings per common share – diluted	9
Continuing operations		1.12	4.75	2.12
Discontinued operations		(0.11)	0.12	0.13

Net earnings		1.01	4.87	2.25
Dividends per common share		0.73	1.46	1.32
Average number of common shares outstanding – basic (millions)		805.8	804.8	861.4

Consolidated Statements of Comprehensive Income

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2008	2007	2006

Net earnings		943	4,057	2,007
Other comprehensive (loss) income – net of income taxes and non-controlling interest
Net change in unrealized (losses) gains on available-for-sale financial assets	1, 23	(33)	49	–
Net change in unrealized gains on derivatives designated as cash flow hedges	1, 23	2	16	–
Net change in unrealized gains (losses) on currency translation adjustment (CTA)	1, 23	2	(2)	71

Other comprehensive (loss) income		(29)	63	71

Comprehensive income		914	4,120	2,078

Consolidated Statements of Deficit

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2008	2007	2006

Balance at beginning of year		(1,679)	(4,343)	(4,763)
Adjustments to deficit upon adoption of new financial instruments accounting standards on January 1, 2007	1	–	4	–
Net earnings		943	4,057	2,007
Dividends declared on preferred shares		(124)	(131)	(70)
Dividends declared on common shares	20	(588)	(1,172)	(1,132)
Excess of purchase price over stated capital of cancelled common shares and related contributed surplus	21	(20)	(95)	(384)
Other		–	1	(1)

Balance at end of year		(1,468)	(1,679)	(4,343)

82   BCE Inc. – 2008 Annual Report

Consolidated Financial Statements

Consolidated Balance Sheets

AT DECEMBER 31 (in $ millions)	NOTE	2008	2007

ASSETS

Current assets
Cash and cash equivalents		3,059	2,652
Accounts receivable	10	1,837	1,902
Future income taxes	7	86	71
Inventory	11	272	264
Prepaid and other expenses		304	274
Current assets of discontinued operations	8	20	61

Total current assets		5,578	5,224

Capital assets
Property, plant and equipment		19,407	18,593
Finite-life intangible assets		2,697	2,475
Indefinite-life intangible assets		3,697	2,913

Total capital assets	12	25,801	23,981

Other long-term assets	13	2,613	3,080
Goodwill	14	5,659	5,855
Non-current assets of discontinued operations	8	12	90

Total assets		39,663	38,230

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	15	3,538	3,254
Interest payable		139	145
Dividends payable		337	337
Debt due within one year	16	2,201	721
Current liabilities of discontinued operations	8	12	40

Total current liabilities		6,227	4,497

Long-term debt	17	10,099	10,766
Other long-term liabilities	18	4,946	4,630
Non-current liabilities of discontinued operations	8	–	2

Total liabilities		21,272	19,895

Non-controlling interest	19	1,080	1,103

Commitments and contingencies	25

SHAREHOLDERS’ EQUITY

Preferred shares	21	2,770	2,770

Common shareholders’ equity
Common shares	21	13,525	13,536
Treasury stock	21	(86)	–
Contributed surplus	21	2,531	2,537
Accumulated other comprehensive income	1, 23	39	68
Deficit		(1,468)	(1,679)

Total common shareholders’ equity		14,541	14,462

Total shareholders’ equity		17,311	17,232

Total liabilities and shareholders’ equity		39,663	38,230

On behalf of the board of directors:

(signed) Thomas C. O’Neill Director	(signed) Victor L. Young Director

BCE Inc. – 2008 Annual Report   83

Consolidated Financial Statements

Consolidated Statements of Cash Flows

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2008	2007	2006

Cash flows from operating activities
Net earnings		943	4,057	2,007
Less: (Losses) earnings from discontinued operations, net of income taxes and non-controlling interest		(88)	98	114

Earnings from continuing operations		1,031	3,959	1,893
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	3, 12	3,269	3,184	3,122
Net benefit plans cost	24	250	410	511
Restructuring and other	3, 4	871	331	354
Losses (gains) on investments	5	308	(2,414)	26
Future income taxes		129	413	(13)
Non-controlling interest		320	331	219
Contributions to employee pension plans	24	(232)	(265)	(172)
Other employee future benefit plan payments	24	(96)	(96)	(96)
Payments of restructuring and other		(305)	(118)	(225)
Operating assets and liabilities	27	367	(2)	(262)

Cash flows from operating activities		5,912	5,733	5,357

Cash flows used in investing activities
Capital expenditures	3	(2,988)	(3,144)	(3,121)
Business acquisitions	14	(56)	(163)	(65)
Business dispositions	14	(10)	3,123	–
Formation of Bell Aliant	5	–	(7)	(255)
Going-private costs	2	(163)	(49)	–
Increase in investments		(8)	(27)	(304)
Decrease in investments		1	192	64
Other investing activities	12	(726)	14	(3)

Cash flows used in investing activities		(3,950)	(61)	(3,684)

Cash flows used in financing activities
Increase (decrease) in notes payable and bank advances		1	211	(57)
Issue of long-term debt		50	1,071	4,392
Repayment of long-term debt		(502)	(3,048)	(4,767)
Issue of common shares	21	50	153	29
Repurchase of common shares	21	(92)	(227)	(1,241)
Redemption of equity securities by subsidiaries from non-controlling interest		–	(333)	(305)
Issue of equity securities by subsidiaries to non-controlling interest		1	–	13
Cash dividends paid on common shares	20	(587)	(1,147)	(1,169)
Cash dividends paid on preferred shares		(129)	(124)	(84)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(366)	(404)	(293)
Other financing activities		15	(66)	(157)

Cash flows used in financing activities		(1,559)	(3,914)	(3,639)

Cash flows from (used in) continuing operations		403	1,758	(1,966)
Cash flows (used in) from discontinued operations activities		(25)	(26)	19
Cash flows from discontinued investing activities		29	345	1,456
Cash flows (used in) from discontinued financing activities		(2)	–	627

Net increase in cash and cash equivalents		405	2,077	136
Cash and cash equivalents at beginning of year		2,658	581	445

Cash and cash equivalents at end of year		3,063	2,658	581

Consists of:
Cash and cash equivalents of continuing operations		3,059	2,652	563
Cash and cash equivalents of discontinued operations	8	4	6	18

Total		3,063	2,658	581

Income taxes paid (net of refunds)		112	36	187
Interest paid		787	880	941

84   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

This section of our annual report contains the audited consolidated financial statements of BCE Inc. and detailed notes with explanations and additional information.
     The financial statements contain our results and financial history for the past three years. The notes are an important part of understanding our financial results. They explain how we arrived at the numbers in the financial statements, describe significant events or changes that affect the numbers, and explain certain items in the financial statements. The notes also include details about our results that do not appear in the financial statements.
     In the notes to the consolidated financial statements, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities on and after such date.
     All amounts are in millions of Canadian dollars, except where noted.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP).

Basis of Consolidation

We consolidate the financial statements of all of the companies we control. We proportionately consolidate our share of the financial statements of our joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.

Comparative Figures

We have reclassified some of the amounts for the previous periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect our decisions in 2008 to cease operations or to sell certain of our businesses, including Expertech Network Installation (U.S.) Inc. (Expertech US). We also have restated financial information for the previous periods to reflect the sales of our investment in Aliant Directory Services (ADS) and most of our investment in CTVglobemedia Inc. (CTVglobemedia). They are all now shown as discontinued operations.
     Telesat Canada (Telesat) was sold on October 31, 2007 and we have continuing commercial arrangements between Telesat and Bell ExpressVu Limited Partnership (Bell TV) that provide Bell TV continued access to current and expanded satellite capacity. As a result of these arrangements, we have not accounted for Telesat as a discontinued operation.

Using Estimates

When preparing financial statements according to GAAP, management makes estimates and assumptions relating to:

  reported amounts of revenues and expenses

  reported amounts of assets and liabilities

  disclosure of contingent assets and liabilities.

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and actual results could differ. In particular, we use estimates when accounting for certain items such as revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, legal and tax contingencies, employee compensation plans, employee benefit plans, retained interest in securitized receivables, income taxes and goodwill impairment. We also use estimates when recording the fair values of assets acquired and liabilities assumed in a business combination.

Recognizing Revenue

We recognize revenues when they are earned, specifically when all the following conditions are met:

  services are provided or products are delivered to customers there is clear evidence that an arrangement exists

  amounts are fixed or can be determined

  our ability to collect is reasonably assured.

In particular, we recognize:

  fees for local, long distance and wireless services when we provide the services other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, over the term of the contract subscriber revenues when customers receive the service

  revenues from the sale of equipment when the equipment is delivered and accepted by customers revenues on long-term contracts as services are provided, equipment is delivered and accepted, and contract milestones are met rebates and allowances to customers as a reduction of revenue.

Revenues exclude sales taxes and other taxes we collect from our customers.

BCE Inc. – 2008 Annual Report   85

Notes to Consolidated Financial Statements

Multiple-Element Arrangements

We enter into arrangements that may include the sale of a number of products and services, notably in our wireless and video product lines and in our business portfolio. In all such cases, we separately account for each product or service according to the methods previously described when the following three conditions are met:

  the product or service has value to our customer on a stand-alone basis there is objective and reliable evidence of the fair value of any undelivered product or service if the sale includes a general right of return relating to a delivered product or service, the delivery or performance of any undelivered product or service is probable and substantially in our control.

If there is objective and reliable evidence of fair value for all products and services in a sale, the total price to the customer is allocated to each product and service based on its relative fair value. Otherwise, we first allocate a portion of the total price to any undelivered products and services based on their fair value and the remainder to the products and services that have been delivered.
     If the conditions to account separately for each product or service are not met, we recognize revenue pro rata over the term of the sale agreement.

Subcontracted Services

We may enter into arrangements with subcontractors who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenue.

Sales Returns

We accrue an estimated amount for sales returns, based on our past experience, when revenue is recognized.

Deferred Revenues

We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues also include amounts billed under multiple-element sales contracts where the conditions to account separately for each product or service sold have not been met. Deferred revenues are presented in Accounts payable and accrued liabilities or in Other long-term liabilities on the balance sheet.

Cash and Cash Equivalents

Cash and cash equivalents is comprised mainly of highly liquid investments with original maturities of three months or less from the date of purchase.

Securitization of Accounts Receivable

We consider a transfer of accounts receivable to be a sale when we give up control of the accounts receivable in exchange for proceeds other than our retained beneficial interest in the accounts receivable.
     We determine the fair value of the accounts receivable transferred based on the present value of future expected cash flows, which we project using management’s best estimates of discount rates, the weighted average life of accounts receivable, credit loss ratios and other key assumptions. We recognize a loss on the securitization, which we record in Other (expense) income. The loss is calculated by reference to the carrying amount of the transferred accounts receivable and is allocated between accounts receivable sold and our retained interest, according to their relative fair values on the day the transfer is made.
     We recognize a servicing liability on the day accounts receivable are transferred when we continue to service the accounts receivable after the transfer. We amortize this liability to earnings over the expected life of the transferred accounts receivable.

Inventory

We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment for resale and the weighted-average cost formula for all other inventory items. We maintain inventory valuation reserves for inventory that is slow-moving or obsolete, calculated using an inventory aging analysis.

Capital Assets

We carry capital assets at cost less accumulated amortization. Most of our telecommunications assets are amortized using the group depreciation method. When we retire assets in the ordinary course of business, we charge their original cost to accumulated amortization. In general, we amortize capital assets on a straight-line basis over their estimated useful lives. We review the estimates of the useful lives of the assets on a periodic basis and adjust them on a prospective basis, if needed.

ESTIMATED USEFUL LIFE

Telecommunications assets	3 to 50 years
Machinery and equipment	2 to 20 years
Buildings	10 to 40 years
Satellites	2 to 15 years
Finite-life intangible assets
Software	2 to 7 years
Customer relationships	5 to 30 years

We capitalize construction costs, labour and overhead, and interest related to assets we build or develop when the project cost is significant.

86   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

     We capitalize certain costs of developing or buying software for internal use. We expense software maintenance and training costs when they are incurred. The expense is included in Selling, general and administrative expenses in the statement of operations.
     We initially measure and record asset retirement obligations at fair value using a present value methodology, adjusted subsequently for any changes to the timing or amount of the original estimate of cash flows. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the recorded asset retirement obligation and record a corresponding amount in earnings to reflect the passage of time.
     We assess capital assets for impairment when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate impairment by deducting the assets’ fair value, based on discounted cash flows expected from their use and disposition, from their carrying value. If the fair value is less than the carrying value, the difference is deducted from earnings.
     We account for leases that transfer substantially all of the benefits and risks of ownership of an asset to us as capital leases. We record an asset when we enter into a capital lease together with a related long-term obligation. Rental payments under operating leases are expensed as incurred.

Indefinite-Life Intangible Assets

Our indefinite-life intangible assets consist mainly of the Bell brand and wireless spectrum licences. We assess these assets for impairment every year and when events or changes in circumstances indicate that an asset might be impaired.
     We assess impairment by comparing the assets’ fair value, based on estimates of discounted future cash flows or other valuation methods, to their carrying value. If the fair value is less than the carrying value, the difference is deducted from earnings.

Available-for-Sale (AFS) Financial Assets

We generally designate our portfolio investments in securities as AFS. They are classified in our balance sheet as Other long-term assets. These securities initially are recorded at their fair value on the date of acquisition, plus related transaction costs. Investments in publicly-traded securities are adjusted to fair value at each balance sheet date. The corresponding unrealized gains and losses are recorded in our statement of comprehensive income and are reclassified to Other (expense) income in the statement of operations when realized or when management assesses a decline in fair value to be other than temporary. Investments in our privately-held securities are recorded at cost as their fair value cannot be measured reliably. Gains and losses are recorded in our statement of operations when realized or when management assesses the decline in fair value compared to cost to be other than temporary. The gain or loss is based on a formal business valuation. Other earnings from investments are also recorded in Other (expense) income in the statement of operations.

Costs of Issuing Debt and Equity

The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method, unless the debt is recorded at fair value as part of a hedging relationship. The cost of issuing equity is reflected in the statement of deficit.

Goodwill

We assess goodwill for impairment for each of our reporting units in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired.

We assess goodwill impairment in two steps:

  we identify any potential impairment by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of a reporting unit is less than its carrying value, fair values are determined for all of its identifiable assets and liabilities. The excess of the fair value of the reporting unit over the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.

  an impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its fair value.

Derivative Financial Instruments

We do not use derivative financial instruments for speculative or trading purposes. We use derivative financial instruments to manage:

  interest rate risk

  foreign exchange rate risk

  changes in the price of BCE Inc. common shares relating to special compensation payments (SCPs) and deferred share units (DSUs).

We document all relationships between derivatives and the items they hedge and our risk management objective and strategy for using hedges. This process includes linking every derivative to:

  a specific asset or liability, or

  a specific firm commitment, or

  an anticipated transaction.

We assess the effectiveness of a derivative in managing an identified risk when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedge becomes ineffective, we stop using hedge accounting. Any premiums paid for derivatives used in hedging relationships are deferred and expensed to earnings over the term of the contract. Any forward premiums or discounts on forward foreign exchange contracts that are used to hedge long-term debt denominated in foreign currencies are amortized to interest expense over the term of the forward contract.

BCE Inc. – 2008 Annual Report   87

Notes to Consolidated Financial Statements

Fair Value Hedges

Our fair value hedges primarily consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. These swaps usually involve exchanging interest payments without exchanging the notional amount on which the payments are based. We record the exchange of payments as an adjustment to interest expense on the hedged debt. We include the related net receivable or payable from counterparties in Prepaid and other expenses or Accounts payable and accrued liabilities for swaps that mature within one year, and in Other long-term assets or Other long-term liabilities for swaps that have a maturity of more than one year. Changes in the fair value of these derivatives and the related long-term debt are recognized in Other (expense) income in the statement of operations and offset, except for any ineffective portion of the hedging relationship.

Cash Flow Hedges

Our cash flow hedges are used to mitigate the foreign currency risk on certain long-term debt instruments and purchase commitments. We use cross-currency swaps to hedge firm commitments to pay interest and/or principal amounts in the foreign currency. We use foreign exchange forward contracts to manage the exposure to anticipated transactions denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in our statement of comprehensive income, except for any ineffective portion, which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are reclassified to the statement of operations in the same periods as the corresponding hedged items are recognized in income. Cash flow hedges that mature within one year are included in Prepaid and other expenses or Accounts payable and accrued liabilities, whereas hedges that have a maturity of more than one year are included in Other long-term assets or Other long-term liabilities.

Economic Hedges

Derivatives that are economic hedges but do not qualify for hedge accounting are recognized at fair value. We record changes in the fair value of these derivatives in Other (expense) income in the statement of operations.

EQUITY FORWARD CONTRACTS

We use equity forward contracts to manage the risk of changes in the price of BCE Inc. common shares relating to SCPs and DSUs. We recognize gains and losses on these contracts on the same basis that we recognize the compensation expense relating to the hedged items. Unrealized gains and losses are included in Other long-term assets or Other long-term liabilities.

Employee Benefit Plans

Defined Benefit (DB) Pension and Other Post-Employment Benefit Plans

We maintain DB plans that provide pension benefits for most of our employees. Benefits are based on the employee’s length of service and average rate of pay during the best consecutive five years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation.
     We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service.
     We also provide other post-employment benefits to some of our employees, including:

  healthcare and life insurance benefits during retirement. The provision of such benefits is being phased out over a ten-year period ending on December 31, 2016. We do not fund most of these other post-employment benefit plans.

  other benefits, including various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

We accrue our obligations and related costs under employee benefit plans, net of the fair value of plan assets. Pension and other retirement benefit costs are determined using:

  the projected benefit method, prorated on years of service, which takes into account future pay levels a discount rate based on market interest rates of high-quality corporate bonds with maturities that match the timing of benefits expected to be paid under the plans management’s best estimate of the plans’ expected investment performance, pay increases, retirement ages of employees and expected healthcare costs.

We value pension plan assets at fair value using current market values. We use a market-related value to calculate the expected return on plan assets. This value is based on a four-year weighted average of the fair value of the pension plan assets.
     We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the day of the amendment. This represents the period during which we expect to realize economic benefits from the amendments.
     Transitional assets and obligations that arose upon implementation of new accounting standards for employee future benefits are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.

88   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

     We use the corridor approach to recognize actuarial gains and losses in earnings. We deduct 10% of the benefit obligation or the market-related value of plan assets, whichever is greater, from the unamortized net actuarial gains or losses on a market-related value basis. Any excess is amortized over the average remaining service period of active employees. At the end of 2008, this period ranged from 9 to 13 years, with a weighted average period of 10.4 years.
     December 31 is the measurement date for our employee benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. An actuarial valuation was last performed on most of our pension plans on December 31, 2007.
     When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.

Defined Contribution (DC) Plans

We also maintain DC plans that provide certain employees with pension benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of that employee’s salary.
     We recognize a pension cost for DC plans when the employee provides service to the company, essentially coinciding with our cash contributions.
     Generally, new employees can participate only in the DC pension arrangements.

Income Taxes

Current income tax expense is the estimated income taxes payable for the current year after any refunds or the use of losses incurred in previous years.
     We use the liability method to account for future income taxes. Future income taxes reflect:

  the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes the benefit of unutilized tax losses that will more likely than not be realized and carried forward to future years to reduce income taxes.

We calculate future income taxes using the rates enacted by tax law and those substantively enacted. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

Investment Tax Credits

We recognize investment tax credits when it is more likely than not that they will be realized, and they are presented as part of Accounts receivable and Other long-term assets on the balance sheet. We use the cost reduction method to account for them, under which the credits are applied against the expense or asset to which the investment tax credit relates.

Subscriber Acquisition Costs

We expense all subscriber acquisition costs when the related services are activated.

Stock-Based Compensation Plans

BCE Inc.’s stock-based compensation plans include stock option plans, restricted share unit plans (RSUs), DSUs and the employee savings plan (ESP). Before 2000, the long-term incentive plans often included SCPs.

Stock Options

We use the fair value-based method to account for employee stock options granted on or after January 1, 2002 and the Black-Scholes option pricing model to measure compensation expense relating to options.
     We credit contributed surplus for the stock option expense recorded over the vesting period. Upon the exercise of stock options, we credit share capital for the amount paid by the employees as well as the amounts previously credited to contributed surplus.

RSUs

For each RSU granted, we record compensation expense equal to the market value of a BCE Inc. common share at the date of grant, prorated over the vesting period.
     Compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares and management’s estimate of the number of RSUs that are expected to vest. The cumulative effect of any change in value is recognized in the period of the change. Vested RSUs are settled, at the holder’s option, either in BCE Inc. common shares purchased on the open market, in cash, in DSUs or through a combination of these.

DSUs

For each DSU granted, we record compensation expense equal to the market value of a BCE Inc. common share at the grant date. Compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares. DSUs are settled in BCE Inc. common shares purchased on the open market following the cessation of a participant’s employment or when a director leaves the board.

BCE Inc. – 2008 Annual Report   89

Notes to Consolidated Financial Statements

ESP and SCPs

We recognize our contributions under the ESP as compensation expense. We also recognize compensation expense or recovery relating to SCPs. The corresponding liabilities are recorded as part of Accounts payable and accrued liabilities.

Regulation of the Telecommunications Industry

Some of our subsidiaries, such as Bell Canada and Bell Aliant, are regulated by the Canadian Radio-television and Telecommunications Commission (CRTC) pursuant to the Telecommunications Act. Although the majority of our services are forborne from economic regulation, our business is affected by CRTC decisions over the prices we charge for specific services that remain subject to economic regulation and other operating requirements.

Recent Changes to Accounting Policies and Standards

General Standards of Financial Presentation

The Canadian Accounting Standards Board (AcSB) amended section 1400, General Standards of Financial Statement Presentation, to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements. These changes came into effect on January 1, 2008 and did not impact our financial statements.

Capital Disclosures

The AcSB issued section 1535, Capital Disclosures, which establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed to enable users to evaluate the objectives, policies and processes for managing capital. These changes came into effect on January 1, 2008 and are disclosed in Note 20, Financial and Capital Management.

Inventory

The AcSB issued section 3031, Inventories, which establishes guidance on the determination of cost of inventory and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. These changes came into effect on January 1, 2008 and the effect of adopting this section was not significant.

Financial Instruments

The AcSB issued section 3862, Financial Instruments – Disclosures and section 3863, Financial Instruments – Presentation.
     Section 3862 establishes disclosure requirements that enable users to evaluate:

  the significance of financial instruments for the entity’s financial position and performance; and

  the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.
     These two sections came into effect on January 1, 2008, replacing section 3861, Financial Instruments – Disclosures and Presentation. These changes are disclosed in Note 20, Financial and Capital Management.
     The AcSB also amended section 3855, Financial Instruments – Recognition and Measurement, section 3862, Financial Instruments – Disclosures and section 3863, Financial Instruments – Presentation, to permit reclassification of a financial asset out of held-for-trading or AFS categories in specific circumstances. These amendments, including the related disclosure requirements, apply to reclassifications made on or after July 1, 2008. These amendments did not impact our financial statements.

Future Changes to Accounting Standards

Goodwill and Intangible Assets

The AcSB issued section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Standards relating to goodwill are unchanged from those included in section 3062. Section 3064 comes into effect on January 1, 2009, replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. The effect of adopting this section is not expected to be significant.

90   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

NOTE 2: GOING-PRIVATE TRANSACTION

On June 29, 2007, BCE Inc. entered into a definitive agreement, as subsequently amended (the Definitive Agreement), to be acquired by a corporation (the Purchaser) owned by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity. The transaction was to be completed through a plan of arrangement and was scheduled to close on or before December 11, 2008.
     The closing of the privatization transaction (the Privatization) was contingent upon the fulfillment of several closing conditions, including, pursuant to Section 8.1(f) of the Definitive Agreement, the receipt at the effective time of a positive solvency opinion from KPMG LLP (KPMG).
     On December 11, 2008, BCE Inc. announced that it had received from the Purchaser on December 10, 2008 a notice purporting to terminate the Definitive Agreement. BCE Inc. disputes that the Purchaser was entitled to terminate the Definitive Agreement on December 10, 2008, as such notice was delivered prematurely, prior to the outside date for closing of the transaction, and is therefore invalid. Also on December 11, 2008, BCE Inc. announced that it had received confirmation from KPMG that it would not be able to deliver an opinion that BCE Inc. would meet, post transaction, the solvency tests set out in the Definitive Agreement. All closing conditions had been satisfied by BCE Inc., other than the solvency opinion, a condition to closing that was to be satisfied by its nature at the effective time.
     In light of these developments, BCE Inc. terminated the Definitive Agreement in accordance with its terms on December 12, 2008.

NOTE 3: SEGMENTED INFORMATION

The accounting policies used by the segments are the same as those we describe in Note 1, Significant Accounting Policies. Segments negotiate sales with each other as if they were unrelated parties.
     We measure the profitability of each segment based on its operating earnings before interest, income taxes, and depreciation and amortization (EBITDA). For financial reporting purposes, we allocate depreciation and amortization, and restructuring and other to the segments to calculate operating income by segment.
     Our operations, including most of our revenues, capital assets and goodwill, are located in Canada.
     Our results of operations are reported in four segments: Bell Wireline, Bell Wireless, Bell Aliant and Telesat. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Substantially all of our interest expense, other (expense) income, income tax and non-controlling interest are managed on a total company basis and are, accordingly, not reflected in segment results. The inter-segment eliminations eliminate any intercompany transactions included in each segment’s results. During the third quarter of 2008, certain elements of our operating segments were realigned to reflect changes in our management accountability for operations. Our reportable segments did not change.
     The Bell Wireline segment provides local telephone, long distance, data (including Internet access), video and other services to Bell Canada’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. Video services are provided nationwide. Also included in this segment is our wholesale business, which provides and purchases local telephone, long distance, data and other services to resellers and other carriers.
     The Bell Wireless segment provides wireless telephone and paging services and products to Bell Canada’s residential, small and medium-sized business and large enterprise customers across Canada.
     The Bell Aliant segment provides local telephone, long distance, Internet, data, wireless and other information and communications technology solutions to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec.
     Telesat provides satellite communications and systems management and also provides consulting services in establishing, operating and upgrading satellite systems worldwide. On October 31, 2007, we sold Telesat, which represents all of our Telesat segment. We have maintained continuing commercial arrangements between Telesat and Bell TV that provide Bell TV continued access to current and expanded satellite capacity. As a result of these arrangements, we have not accounted for Telesat as a discontinued operation.

BCE Inc. – 2008 Annual Report   91

Notes to Consolidated Financial Statements

Segmented Information

			INTER-				INTER-
			SEGMENT				SEGMENT
	BELL	BELL	ELIMINA-		BELL		ELIMINA-	CONSOLI-
	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TELESAT	TIONS	DATED

For the year ended December 31, 2008
Operating revenues
External customers	10,272	4,435	–	14,707	2,991	–	–	17,698
Inter-segment	368	46	(248)	166	341	–	(507)	–

Total operating revenues	10,640	4,481	(248)	14,873	3,332	–	(507)	17,698

Operating expenses	(6,772)	(2,711)	248	(9,235)	(1,966)	–	507	(10,694)
Depreciation and amortization of intangible assets	(2,193)	(492)	–	(2,685)	(584)	–	–	(3,269)
Restructuring and other	(773)	(37)	–	(810)	(61)	–	–	(871)

Operating income	902	1,241	–	2,143	721	–	–	2,864

Other expense								(253)
Interest expense								(791)
Income taxes								(469)
Non-controlling interest								(320)

Earnings from continuing operations								1,031

Segment assets	25,838	7,821	–	33,659	6,306	–	(302)	39,663
Capital expenditures	1,966	493	–	2,459	529	–	–	2,988
Advanced wireless services spectrum licences	–	741	–	741	–	–	–	741

For the year ended December 31, 2007
Operating revenues
External customers	10,379	4,105	–	14,484	2,949	319	–	17,752
Inter-segment	340	59	(227)	172	398	139	(709)	–

Total operating revenues	10,719	4,164	(227)	14,656	3,347	458	(709)	17,752

Operating expenses	(6,840)	(2,524)	227	(9,137)	(2,048)	(195)	622	(10,758)
Depreciation and amortization of intangible assets	(2,121)	(438)	–	(2,559)	(562)	(106)	43	(3,184)
Restructuring and other	(304)	(4)	–	(308)	(23)	–	–	(331)

Operating income	1,454	1,198	–	2,652	714	157	(44)	3,479

Other income								2,405
Interest expense								(859)
Income taxes								(735)
Non-controlling interest								(331)

Earnings from continuing operations								3,959

Segment assets	25,447	6,878	–	32,325	6,292	–	(387)	38,230
Capital expenditures	1,960	455	–	2,415	541	188	–	3,144

92   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

Segmented Information

			INTER-				INTER-
			SEGMENT				SEGMENT
	BELL	BELL	ELIMINA-		BELL		ELIMINA-	CONSOLI-
	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TELESAT	TIONS	DATED

For the year ended December 31, 2006
Operating revenues
External customers	10,474	3,797	–	14,271	2,940	343	–	17,554
Inter-segment	356	52	(240)	168	361	136	(665)	–

Total operating revenues	10,830	3,849	(240)	14,439	3,301	479	(665)	17,554

Operating expenses	(6,967)	(2,424)	240	(9,151)	(1,968)	(216)	571	(10,764)
Depreciation and amortization of intangible assets	(2,044)	(438)	–	(2,482)	(579)	(121)	60	(3,122)
Restructuring and other	(296)	(3)	–	(299)	(55)	–	–	(354)

Operating income	1,523	984	–	2,507	699	142	(34)	3,314

Other expense								(187)
Interest expense								(940)
Income taxes								(75)
Non-controlling interest								(219)

Earnings from continuing operations								1,893

Capital expenditures	1,901	498	–	2,399	517	205	–	3,121

Revenues by Product

FOR THE YEAR ENDED DECEMBER 31						2008	2007	2006

Revenues
Local and access						3,360	3,617	3,785
Long distance						1,165	1,219	1,327
Data						3,721	3,574	3,521
Wireless						4,058	3,773	3,464
Video						1,450	1,317	1,150
Equipment and other						953	984	1,024

Total external revenues						14,707	14,484	14,271
Inter-segment revenues						166	172	168

Bell						14,873	14,656	14,439
Bell Aliant						3,332	3,347	3,301
Telesat						–	458	479
Inter-segment eliminations						(507)	(709)	(665)

BCE						17,698	17,752	17,554

BCE Inc. – 2008 Annual Report   93

Notes to Consolidated Financial Statements

NOTE 4: RESTRUCTURING AND OTHER

FOR THE YEAR ENDED DECEMBER 31	2008	2007	2006

Employee costs
Bell	(274)	(63)	(81)
Bell Aliant	(54)	(23)	(11)
Real estate
Bell	(81)	(77)	(72)
Bell Aliant	(7)	(4)	–

Total restructuring costs	(416)	(167)	(164)
Other charges	(455)	(164)	(190)

Total restructuring and other	(871)	(331)	(354)

The liability for restructuring costs at December 31, 2008 is as follows:

		BELL	CONSOLI-
	BELL	ALIANT	DATED

Balance at December 31, 2007	127	23	150
2008 restructuring costs (1)	264	54	318
Real estate	81	7	88
Less: Cash payments	(267)	(18)	(285)

Balance at December 31, 2008	205	66	271

(1)	Excludes amounts related to net benefit costs ($6 million), vacation pay ($3 million) and special bonus ($1 million) for Bell.

Restructuring Costs

Restructuring costs at Bell consist of:

  employee termination charges related to workforce reduction initiatives for the involuntary departure of approximately 2,770 employees in 2008, the voluntary and involuntary departure of approximately 900 employees in 2007 and the involuntary departure of approximately 1,780 employees in 2006. Included in the 2007 charge of $63 million is $26 million relating to a voluntary early retirement plan accepted by approximately 250 employees. Of the 250 employees, 202 received immediate pension and post-employment benefits, and 190 of those also received an additional guaranteed pension payable up to 65 years of age. The remaining 48 employees received a special cash allowance. The program is complete.

  real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, charges for relocation and lease vacancy, and buyout costs related to our plan to relocate employees to campus environments in Calgary, Toronto and Montréal. Our cumulative expense since 2004 as a result of workforce reduction initiatives is $218 million and since 2007 for costs related to campus moves is $65 million. Included in 2008 real estate costs of $81 million are charges of $32 million related to workforce reduction initiatives and $49 million related to our plan to relocate employees to campus environments.

We expect to incur costs of approximately $41 million to relocate employees and close additional real estate facilities as a result of workforce initiatives, which will be expensed as incurred in our Bell Wireline segment. We also expect to spend approximately $13 million for relocation costs and $38 million for lease vacancy and buyout costs related to the campus moves. These costs will be recorded in our Bell Wireline segment with payments extending to 2024. Real estate costs in 2007 of $77 million include $61 million related to workforce reduction initiatives and $16 million related to our plan to relocate employees to campus environments.
     Restructuring costs at Bell Aliant consist mainly of employee termination charges related to workforce reduction initiatives. Employee termination charges in 2008 related to involuntary employee departures.

Other Charges

We recorded other charges of $455 million in 2008 related primarily to $236 million accrued in other long-term liabilities for the CRTC’s decision in the first quarter of 2008 on the use of deferral account funds for the uneconomic expansion of broadband (see Note 25, Commitments and Contingencies), $187 million for employee retention (see Note 22, Stock-Based Compensation Plans), other costs associated with the Privatization (see Note 2, Going-Private Transaction) and costs related to Bell’s rebranding. Of the total other charges, $178 million was paid in 2008.
     We recorded other charges of $164 million in 2007 related primarily to transaction costs associated with the Privatization (see Note 2, Going-Private Transaction), employee retention costs (see Note 22, Stock-Based Compensation Plans) and a charge for uneconomic broadband expansion approved by the CRTC (see Note 25, Commitments and Contingencies). The transaction costs relate mainly to financial advisory, professional and consulting fees. Of the total other charges, $63 million was paid in 2007.
     We recorded other charges of $190 million in 2006 related primarily to transaction costs associated with the formation of Bell Aliant. These transaction costs relate mainly to financial advisory, professional and consulting fees. Of the total transaction costs, $133 million was paid in 2006, which is reflected as cash flows used in investing activities in the statement of cash flows.

94   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

NOTE 5: OTHER (EXPENSE) INCOME

FOR THE YEAR ENDED DECEMBER 31	NOTE	2008	2007	2006

(Losses) gains on investments	13	(308)	2,414	(26)
Interest income		97	47	57
Securitization losses	10	(52)	(64)	(57)
Premium on redemption of Bell Aliant debt		–	–	(148)
Foreign currency gains (losses)		19	(31)	(4)
Other		(9)	39	(9)

Total other (expense) income		(253)	2,405	(187)

(Losses) Gains on Investments

Losses on investments of $308 million in 2008 resulted from write-downs of our AFS investments. The decline in fair values of these investments was assessed to be other than temporary. The impairments were based on business valuations or quoted market prices. See Note 13, Other Long-Term Assets.
     Gains on investments of $2,414 million in 2007 resulted mainly from:

  a $2,300 million gain on the sale of Telesat, our satellite services subsidiary, on October 31, 2007 a $92 million dilution gain from the privatization of the Bell Nordiq Income Fund in the first quarter of 2007.

In 2006, losses on investments of $26 million included a loss of $36 million as a result of our decision to exit a line of business, partly offset by a $9 million gain on the acquisition of certain shares by the Bell Canada pension fund.

Premium on Redemption of Bell Aliant Debt

In 2006, Bell Aliant recorded a $148 million charge for premium costs on early redemption of its debt. Included in the total charge for the year was a premium cost of $122 million as a result of the formation of Bell Aliant all of which was paid in 2006 and is reflected as cash flows used in investing activities in the statement of cash flows:

  $40 million, incurred on June 30, 2006, on the early redemption of all of its outstanding 10.75% First Mortgage Bonds, Series T and, on July 4, 2006, the early redemption of all of its outstanding 11.4% First Mortgage Bonds, Series V

  $82 million, incurred on July 4, 2006, at which date Bell Aliant redeemed all of its outstanding 8.30% Debentures, Series 2; 9.70% Debentures, Series 4; 9.05% Debentures, Series 5; 10.6% First Mortgage Bonds, Series T; 11.15% First Mortgage Bonds, Series U; 9.77% First Mortgage Bonds, Series V; and 8.76% First Mortgage Bonds, Series W.

NOTE 6: INTEREST EXPENSE

FOR THE YEAR ENDED DECEMBER 31	NOTE	2008	2007	2006

Interest expense on long-term debt		(755)	(812)	(909)
Interest expense on other debt		(36)	(56)	(43)
Capitalized interest	12	–	9	12

Total interest expense		(791)	(859)	(940)

Included in interest expense on long-term debt is $99 million of interest on capital leases for 2008, $61 million for 2007, and $54 million for 2006. The sale of Telesat resulted in the recognition of interest expense on capital leases on the satellites used by Bell TV.

BCE Inc. – 2008 Annual Report   95

Notes to Consolidated Financial Statements

NOTE 7: INCOME TAXES

The following table reconciles the amount of reported income tax expense in the statements of operations with income tax expense at Canadian statutory rates of 32.6% in 2008 and 34.7% in 2007 and 2006.

FOR THE YEAR ENDED DECEMBER 31	2008	2007	2006

Income tax expense computed at statutory rates	(593)	(1,744)	(759)
Non-taxable portion of (losses) gains on investments	(97)	420	(19)
Non-taxable portion of Bell Aliant’s income	109	111	53
Resolution of uncertain tax positions (1)	70	348	153
Recognition of previously unrecognized capital and non-capital loss carryforwards (2)	17	–	434
Effect of changes in future tax rates on temporary differences	4	87	56
Large corporations tax	–	–	19
Other	21	43	(12)

Total income tax expense	(469)	(735)	(75)

(1)	Included in this amount for 2007 are settlements with tax authorities on uncertain tax positions in connection with the sale of an investment in a prior year and other audit issues.
(2)	In 2006, we recognized a future tax asset of $434 million, representing the tax-effected amount of approximately $2,341 million of previously unrecognized capital loss carryforwards, as realization of the loss carryforwards was more likely than not due to the anticipated gain on the sale of Telesat.

The following table shows the significant components of income tax expense that related to earnings from continuing operations.

FOR THE YEAR ENDED DECEMBER 31	2008	2007	2006

Current income taxes	(340)	(322)	(88)
Future income taxes
Recognition and utilization of loss carryforwards	(61)	(478)	244
Resolution of uncertain tax positions	70	348	153
Effect of changes in future tax rates on temporary differences	4	87	56
Change in temporary differences and other	(142)	(370)	(440)

Total income tax expense	(469)	(735)	(75)

The following table shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, as well as tax loss carryforwards.

	NOTE	2008	2007

Non-capital loss carryforwards		215	276
Employee benefit plans		104	120
Property, plant and equipment and finite-life intangible assets		(794)	(602)
Indefinite-life intangible assets		(426)	(402)
Investment tax credits		(240)	(213)
Partnership income deferral (1)		(116)	(183)
Other		(574)	(709)

Total future income taxes		(1,831)	(1,713)

Future income tax balances are comprised of:
Future income tax asset – current portion		86	71
Future income tax asset – long-term portion	13	78	126
Future income tax liability – current portion	15	(87)	(71)
Future income tax liability – long-term portion	18	(1,908)	(1,839)

Total future income taxes		(1,831)	(1,713)

(1)	The taxation year end of certain of Bell Aliant’s corporate subsidiaries differs from their partnership year ends. This results in a deferral of partnership income for tax purposes.

96   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

At December 31, 2008, BCE had $798 million of non-capital loss carryforwards. We:

  recognized a future tax asset of $215 million, of which $168 million related to Bell Aliant, for financial reporting purposes for approximately $661 million of the non-capital loss carryforwards. Of the total non-capital loss carryforwards recognized, $57 million expires in varying annual amounts until the end of 2018. The balance expires in varying annual amounts from 2019 to 2028.

  did not recognize a future tax asset for financial reporting purposes in respect of approximately $137 million of the non-capital loss carryforwards. This balance expires in varying annual amounts from 2019 to 2028.

At December 31, 2008, BCE had $972 million in unrecognized capital loss carryforwards which can be carried forward indefinitely.

NOTE 8: DISCONTINUED OPERATIONS

FOR THE YEAR ENDED DECEMBER 31	2008	2007	2006

Expertech US	(43)	(3)	(2)
ADS	(5)	114	11
Bell Canada International Inc. (BCI)	–	25	52
CTVglobemedia	–	2	7
CGI Group Inc. (CGI)	–	–	63
Other (1)	(40)	(40)	(17)

Net (loss) gain from discontinued operations	(88)	98	114

(1)	Due mainly to asset impairments related to our decisions to cease operations or to sell certain of our businesses.

The following table is a summarized statement of operations for the discontinued operations.

FOR THE YEAR ENDED DECEMBER 31	2008	2007	2006

Revenue	89	135	1,147

(Loss) income from discontinued operations	(38)	(35)	96
(Loss) gain from discontinued operations	(55)	338	106
Income tax recovery (expense) on operating (loss) income	–	5	(42)
Income tax expense on gain	–	(56)	(14)
Non-controlling interest	5	(154)	(32)

Net (loss) gain from discontinued operations	(88)	98	114

Expertech US

During the fourth quarter of 2008, we decided to sell our investment in Expertech US. As such, we have accounted for Expertech US as a discontinued operation and no longer consolidate its financial results. The anticipated loss on sale of Expertech US is $15 million and has been recorded in the fourth quarter of 2008. Expertech US was previously included in the Bell Wireline segment.

ADS

In February 2007, Yellow Pages Group (YPG), through Yellow Pages Income Fund, and Bell Aliant announced that they had entered into a memorandum of understanding for YPG to acquire the assets of ADS, a partnership held 87.14% by Bell Aliant and the balance by YPG. At March 31, 2007, we accounted for ADS as a discontinued operation and no longer proportionately consolidated its financial results. ADS was previously included in the Bell Aliant segment.
     On April 30, 2007, the transaction was completed and we realized net proceeds of $327 million. The gain on disposition was approximately $110 million.

BCI

In June 2007, we recorded a return of capital of $25 million from BCI, which reflected the final distribution in the context of BCI’s plan of arrangement.
     In 2006, as part of its liquidation process, BCE received a return of capital from BCI of $156 million on which we recorded a gain of $52 million.

CTVglobemedia

On August 30, 2006, we reduced our interest in CTVglobemedia to 20% from 68.5% and received net proceeds of approximately $665 million. The proceeds were offset by the deconsolidation of CTVglobemedia’s cash on hand of $35 million. The net loss on disposition was $4 million. Goodwill of $1,920 million was included in the net assets sold. In January 2006, we received $607 million as a return of capital stemming from the recapitalization of CTVglobemedia.
     In September 2006, CTVglobemedia completed its take-over bid for CHUM Limited. As a result of the transaction our interest in CTVglobemedia was reduced to 15%. Our remaining investment in CTVglobemedia is accounted for using the cost method.

CGI

On January 12, 2006, CGI bought 100 million of its Class A shares from us and we realized total net proceeds of $849 million. The proceeds were offset by the deconsolidation of CGI’s cash on hand of $81 million. The gain on disposition was $79 million. Goodwill of $674 million was included in the net assets sold.
     Upon closing of the transaction, our current information services/technology outsourcing contract with CGI was extended by four years to June 2016.

BCE Inc. – 2008 Annual Report   97

Notes to Consolidated Financial Statements

     On April 6, 2006, we exercised our CGI warrants to acquire Class A shares at a cost of $21 million. In addition, we recorded a loss of $17 million in the second quarter of 2006, which represented a write-down of our remaining investment in CGI, which was available for sale, to fair market value based on its market price at June 30, 2006.
     Included in the net gain from discontinued operations in 2006 is a loss of $1 million, which represented a further write-down of our investment in CGI as a result of the Bell Canada pension fund’s acquisition of our remaining 31.4 million CGI shares.

NOTE 9: EARNINGS PER SHARE

The following table is a reconciliation of the components used in the calculation of basic and diluted earnings per common share from continuing operations.

	2008	2007	2006

Earnings from continuing operations
Earnings from continuing operations	1,031	3,959	1,893
Dividends on preferred shares	(124)	(131)	(70)

Earnings from continuing operations – basic	907	3,828	1,823

Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	805.8	804.8	861.4
Assumed exercise of stock options (1)	1.4	2.1	0.2

Weighted average number of common shares outstanding – diluted	807.2	806.9	861.6

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options, which are options that would not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share. The number of excluded options was 4,646,531 in 2008, 5,278,529 in 2007 and 18,479,608 in 2006.

NOTE 10: ACCOUNTS RECEIVABLE

AT DECEMBER 31	2008	2007

Trade accounts receivable	1,405	1,403
Allowance for doubtful accounts	(132)	(127)
Allowance for revenue adjustments	(82)	(91)
Income taxes receivable	63	124
Investment tax credits	408	427
Other accounts receivable	175	166

Total accounts receivable	1,837	1,902

Securitization of Accounts Receivable

At December 31, 2008, an interest of a total of $1,140 million of Bell Canada’s accounts receivable had been sold to a securitization trust for cash ($1,112 million in cash at December 31, 2007) under a revolving sales agreement that expires on December 31, 2011. Bell Canada had a retained interest of $130 million in the pool of accounts receivable at December 31, 2008 ($149 million at December 31, 2007), which equals the amount of overcollateralization in the receivables sold.
     At December 31, 2008, an interest of a total of $165 million of Bell Aliant’s accounts receivable had been sold to a securitization trust for cash ($220 million in cash at December 31, 2007) under a revolving sales agreement that expires on July 7, 2011. Bell Aliant had a retained interest of $44 million in the pool at December 31, 2008 ($61 million at December 31, 2007).
     Bell Canada and Bell Aliant continue to service these accounts receivable. The buyers’ interest in the collection of these accounts receivable ranks ahead of the interests of Bell Canada and Bell Aliant, which means that Bell Canada and Bell Aliant are exposed to certain risks of default on the amount securitized. They have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Bell Aliant accounts receivable until the agreements expire. The buyers and their investors have no further claim on Bell Canada’s and Bell Aliant’s other assets if customers do not pay amounts owed.
     In 2008, we recognized a loss of $52 million on the revolving sale of accounts receivable for the combined securitizations, compared to losses of $64 million in 2007 and $57 million in 2006.
     The following table shows balances for the combined securitizations at December 31, 2008 and the assumptions that were used in the model on the date of transfer and at December 31, 2008. A 10% or 20% adverse change in each of these assumptions would have no significant effect on the current fair value of the retained interest.

98   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

	RANGE FOR 2008	2008	2007

Securitized interest in accounts receivable		1,305	1,332
Retained interest		174	210
Servicing liability		2	2
Average accounts receivable managed		2,091	2,040
Assumptions
Cost of funds	4.05%–4.93%	4.05%	4.74%
Average delinquency ratio	11.60%–12.97%	11.60%	12.10%
Average net credit loss ratio	0.96%–1.14%	0.96%	1.06%
Weighted average life (days)	37	37	36
Servicing fee liability	2.00%	2.00%	2.00%

The following table is a summary of certain cash flows received from and paid to the trusts during the year.

FOR THE YEAR ENDED DECEMBER 31	2008	2007

Collections reinvested in revolving sales	18,374	18,579
Decrease in sale proceeds	(27)	(6)

NOTE 11: INVENTORY

AT DECEMBER 31	2008	2007

Inventory
Work in progress	54	68
Finished goods	236	218
Provision	(18)	(22)

Total inventory	272	264

The total amount of inventories recognized as an expense was $1,344 million in 2008, $1,313 million in 2007 and $1,217 million in 2006.

NOTE 12: CAPITAL ASSETS

	2008			2007

		ACCUMULATED	NET BOOK		ACCUMULATED	NET BOOK
AT DECEMBER 31	COST	AMORTIZATION	VALUE	COST	AMORTIZATION	VALUE

Property, plant and equipment
Telecommunications assets
Inside plant	21,408	15,782	5,626	20,818	14,987	5,831
Outside plant	16,401	10,754	5,647	15,492	10,306	5,186
Station equipment	3,322	1,728	1,594	3,070	1,563	1,507
Machinery and equipment	7,009	4,567	2,442	6,451	4,072	2,379
Buildings	3,459	1,570	1,889	3,171	1,527	1,644
Plant under construction	1,099	–	1,099	1,305	–	1,305
Satellites	1,395	562	833	849	482	367
Land	77	–	77	76	–	76
Other	333	133	200	370	72	298

Total property, plant and equipment	54,503	35,096	19,407	51,602	33,009	18,593

Finite-life intangible assets
Software	4,840	2,865	1,975	4,507	2,540	1,967
Customer relationships	874	169	705	625	120	505
Other	33	16	17	12	9	3

Total finite-life intangible assets	5,747	3,050	2,697	5,144	2,669	2,475

Indefinite-life intangible assets
Brand name	2,014	–	2,014	1,986	–	1,986
Spectrum licences	1,667	–	1,667	911	–	911
Cable licences	16	–	16	16	–	16

Total indefinite-life intangible assets	3,697	–	3,697	2,913	–	2,913

Total capital assets	63,947	38,146	25,801	59,659	35,678	23,981

BCE Inc. – 2008 Annual Report   99

Notes to Consolidated Financial Statements

The cost of assets under capital leases was $3,396 million at December 31, 2008 and $2,508 million at December 31, 2007. Additions to assets under capital leases were $935 million in 2008, mainly from capital leases related to a new satellite that became operational in 2008 as well as our campus initiatives, and $251 million in 2007. The net book value of these assets was $2,218 million at December 31, 2008 and $1,531 million at December 31, 2007. The sale of Telesat in 2007 resulted in the recognition of capital leases on the satellites used by Bell TV (see Note 14, Goodwill).
     Depreciation of property, plant and equipment was $2,537 million in 2008, $2,547 million in 2007 and $2,504 million in 2006. Amortization of finite-life intangible assets was $731 million in 2008, $634 million in 2007 and $615 million in 2006. Included in depreciation of property, plant and equipment is depreciation of capital leases of $257 million in 2008, $143 million in 2007 and $132 million in 2006.
     We did not capitalize interest costs in 2008 ($9 million in 2007 and $12 million in 2006).
     Additions to finite-life intangible assets were $486 million in 2008 and $526 million in 2007. The future annual amortization expense for finite-life intangible assets, calculated based on the asset values as at December 31, 2008, is as follows.

YEAR ENDING DECEMBER 31

2009	(700)
2010	(495)
2011	(327)
2012	(200)
2013	(102)

Total estimated amortization expense	(1,824)

NOTE 13: OTHER LONG-TERM ASSETS

AT DECEMBER 31	NOTE	2008	2007

Accrued benefit asset	24	1,636	1,524
Future income taxes	7	78	126
AFS publicly-traded and privately-held securities		275	666
Investment tax credits (1)		130	239
Long-term notes and other receivables		151	234
Other		343	291

Total other long-term assets		2,613	3,080

(1)	Our investment tax credits expire in varying annual amounts until the end of 2028.

Amortization of deferred charges was $1 million in 2008, $3 million in 2007 and $3 million in 2006.

NOTE 14: GOODWILL

The consolidated statements of operations include the results of acquired businesses from the date they were purchased. We cease including results from businesses we have sold on the date they are sold. The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2008 and 2007.

	BELL	BELL	BELL		CONSOLI-
	WIRELINE	WIRELESS	ALIANT	TELESAT	DATED

Balance – December 31, 2006	2,451	2,175	700	97	5,423
2007 acquisitions	18	–	438	–	456
Contingent consideration paid in respect of a prior year’s acquisition	2	–	–	–	2
Issuance of units by Bell Aliant	–	–	(36)	–	(36)
Repurchase of units at Bell Aliant	–	–	107	–	107
Sale of Telesat	–	–	–	(97)	(97)

Balance – December 31, 2007	2,471	2,175	1,209	–	5,855
2008 acquisitions	29	11	9	–	49
Contingent consideration paid in respect of a prior year’s acquisition	3	–	–	–	3
Adjustments from completion of prior year’s purchase price allocation	(3)	–	(194)	–	(197)
Repurchase of units at Bell Aliant	–	–	(48)	–	(48)
Other	(3)	–	–	–	(3)

Balance – December 31, 2008	2,497	2,186	976	–	5,659

100   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

Sale of Telesat

On October 31, 2007, we sold Telesat, our satellite services subsidiary, which represents our Telesat segment. We realized net cash proceeds of $3,123 million and the gain on sale was approximately $1,893 million, net of taxes of $407 million.

Bell Nordiq Income Fund

In January 2007, Bell Aliant purchased the remaining 36.7% interest that it did not already own in NorthernTel Limited Partnership and Télébec Limited Partnership (Télébec), the operating partnerships of the Bell Nordiq Income Fund, held through Bell Nordiq Group Inc. (Bell Nordiq). Goodwill was recognized on the transaction because the value of the net assets was lower than the future earnings potential. None of the goodwill is deductible for tax purposes.
     Immediately prior to the acquisition, Bell Nordiq Income Fund unit holders received a special distribution of $4.00 cash per unit and, on January 30, 2007, received 0.4113 of a Bell Aliant unit for each Bell Nordiq Income Fund unit held. As a result, our non-controlling interest increased by $156 million.
     In 2008, Bell Aliant finalized the purchase price allocation relating to this acquisition.

Repurchase of Units at Bell Aliant

In 2007, Bell Aliant repurchased 10.6 million outstanding units for a total cash outlay of $330 million as part of the normal course issuer bid (NCIB). No further units were repurchased in 2008 and the NCIB program was terminated on February  27, 2008.
     Bell Aliant’s 2007 NCIB program, in which we did not participate, resulted in a 2% increase in our ownership of Bell Aliant, which we recorded as an increase to our goodwill of $107 million. In 2008, we finalized the allocation of goodwill, which had the following impact on our balance sheet:

  goodwill decreased by $48 million

  property, plant and equipment increased by $4 million

  finite-life intangibles increased by $63 million

  other long-term liabilities increased by $19 million.

Purchase Price Allocations

The purchase price allocations for all 2008 acquisitions include certain estimates. The final purchase price allocation for each business acquisition will be complete within 12 months of the acquisition date.
     The following tables summarize the fair values assigned to each major asset and liability class for each of the last three years.

2008 Business Combinations

All acquisitions in 2008 were individually insignificant.

TOTAL

Consideration given
Cash	53

Purchase price	53

Property, plant and equipment	11
Finite-life intangible assets (1)
Customer relationships	6
Indefinite-life intangibles
Brand	1
Licences	1
Non-controlling interest	(15)

Fair value of net assets acquired	4

Goodwill (2)	49

(1)	The customer relationships are being amortized over a weighted average period of seventeen years.
(2)	$9 million is deductible for tax purposes.

BCE Inc. – 2008 Annual Report   101

Notes to Consolidated Financial Statements

2007 Business Combinations

	BELL NORDIQ	OTHER	TOTAL

Consideration given
Cash	135	24	159
Acquisition costs	4	–	4
Non-cash	394	(2)	392

Purchase price	533	22	555

Property, plant and equipment	37	2	39
Finite-life intangible assets (1)
Customer relationships	186	3	189
Roaming agreements	4	–	4
Indefinite-life intangible assets
Brand	27	–	27
Licences	14	–	14
Long-term debt	(3)	–	(3)
Other long-term liabilities	(71)	–	(71)
Non-controlling interest	95	2	97

Fair value of net assets acquired	289	7	296

Goodwill (2)	244	15	259

(1)	The customer relationships and the roaming agreements are being amortized over weighted average periods of twenty-three and four years, respectively.
(2)	$8 million is deductible for tax purposes.

2006 Business Combinations

All acquisitions in 2006 were individually insignificant.

TOTAL

Consideration given
Cash	66
Acquisition costs	2
Non-cash	1

Purchase price	69

Non-cash working capital	4
Property, plant and equipment	2
Finite-life intangible assets (1)
Customer relationships	15
Licences	4
Other long-term assets	2
Long-term debt	(2)
Other long-term liabilities	(4)
Non-controlling interest	5

26
Cash and cash equivalents	3

Fair value of net assets acquired	29

Goodwill (2)	40

(1)	The customer relationships and licences are being amortized over a weighted average period of six years.
(2)	$6 million is deductible for tax purposes.

NOTE 15: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

AT DECEMBER 31	NOTE	2008	2007

Trade accounts payable and accruals		1,735	1,432
Compensation payable		502	592
Deferred revenues		540	497
Taxes payable		161	227
Restructuring costs payable		194	68
Future income taxes	7	87	71
Other current liabilities		319	367

Total accounts payable and accrued liabilities		3,538	3,254

NOTE 16: DEBT DUE WITHIN ONE YEAR

		WEIGHTED	WEIGHTED
		AVERAGE	AVERAGE
AT DECEMBER 31	NOTE	INTEREST RATE	MATURITY	2008	2007

Bank advances		2.59%	N/A	217	214
Notes payable		4.75%	30 days	29	40

Total bank advances and notes payable				246	254

Long-term debt due within one year
BCE Inc.				650	–
Bell Canada				1,189	405
Bell Aliant				116	62

				1,955	467
Unamortized premium				7	8
Unamortized debt issuance costs				(7)	(8)

Total long-term debt due within one year	17			1,955	467

Total debt due within one year				2,201	721

N/A: Not applicable

102   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

Restrictions

Some of the credit agreements:

  require us to meet specific financial ratios

  require us to maintain a certain level of Bell Canada voting shares.

We are in compliance with all conditions and restrictions.

Credit Facilities

Debt due within one year includes $324 million drawn under our committed credit facilities, with an additional $51 million included in long-term debt. These amounts do not include $585 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $2,835 million at December 31, 2008. BCE Inc. and Bell Canada’s current commercial paper credit lines expire in August  2009 and Bell Aliant’s current commercial paper credit lines expire in July 2011.
     BCE Inc., Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the amount of their supporting committed lines of credit. The total amount of these supporting committed lines of credit available (net of letters of credit) was $1,677 million at December 31, 2008. BCE Inc., Bell Canada and Bell Aliant had no commercial paper outstanding at December 31, 2008.

NOTE 17: LONG-TERM DEBT

		WEIGHTED
		AVERAGE
AT DECEMBER 31	NOTE	INTEREST RATE	MATURITY	2008	2007

BCE Inc. (a)		7.35%	2009	650	650

Bell Canada (b)
Debentures
1997 trust indentures		6.14%	2009–2035	4,400	4,400
1976 trust indentures		9.78%	2009–2054	1,770	1,722
Subordinated debentures		8.21%	2026–2031	275	275
Capital leases		6.95%	2009–2047	2,129	1,487
Other				230	101

Total – Bell Canada				8,804	7,985

Bell Aliant (c)
Non-revolving term facility		Floating	2009	100	100
Debentures, notes and bonds		5.29%	2009–2037	2,395	2,447
Other				81	33

Total – Bell Aliant				2,576	2,580

Total debt				12,030	11,215
Unamortized premium (d)				66	72
Unamortized debt issuance costs				(42)	(54)
Less: Amount due within one year	16			(1,955)	(467)

Total long-term debt				10,099	10,766

Restrictions

Some of the debt agreements:

  require us to meet specific financial ratios

  impose covenants, maintenance tests and new issue tests

  require us to maintain a certain level of Bell Canada voting shares.

We are in compliance with all conditions and restrictions.

(a) BCE Inc.

All of the debt is unsecured.

(b) Bell Canada

All debentures are unsecured. They include US$200 million maturing in 2010, which has been swapped into Canadian dollars.

(c) Bell Aliant

All debentures, notes and bonds are issued under trust indentures and are unsecured with the exception of Télébec’s debentures of $100 million, which are secured by a mortgage on a property located in the province of Québec. As at December 31, 2008, the carrying value of this property is $12 million. All notes, bonds and debentures are issued in series and certain series are redeemable at Bell Aliant’s option prior to maturity at the prices, times and conditions specified in each series.

(d) Unamortized Premium

This amount represents the unamortized purchase price allocated to long-term debt resulting from BCE’s repurchase of SBC Communications Inc.’s 20% interest in Bell Canada Holdings Inc.

BCE Inc. – 2008 Annual Report   103

Notes to Consolidated Financial Statements

NOTE 18: OTHER LONG-TERM LIABILITIES

AT DECEMBER 31	NOTE	2008	2007

Future income taxes	7	1,908	1,839
Accrued benefit liability	24	2,090	2,032
Deferral account commitment	4	273	–
Deferred revenue on long-term contracts		178	177
Deferred contract payments		89	130
Restructuring costs payable		77	82
Other		331	370

Total other long-term liabilities		4,946	4,630

NOTE 19: NON-CONTROLLING INTEREST

AT DECEMBER 31	2008	2007

Non-controlling interest in subsidiaries
Bell Aliant	1,061	1,102
Other	19	1

Total non-controlling interest	1,080	1,103

NOTE 20: FINANCIAL AND CAPITAL MANAGEMENT

Financial Management

Management’s objectives are to protect BCE Inc. and its subsidiaries on a consolidated basis against material economic exposures and variability of results against various financial risks that include credit risk, liquidity risk, interest rate risk, foreign exchange risk and equity price risk. To minimize our exposure, we enter into derivative financial instruments to manage our risk as it relates to interest rate risk, foreign exchange risk and equity price risk. We do not use derivative instruments for speculative purposes.

Derivatives

We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares that may be issued under our compensation plans (SCPs and DSUs). We do not use derivative instruments for speculative purposes, as such we are not exposed to any significant liquidity risks relating to them.
     The following derivative instruments were outstanding at December 31, 2008:

  interest rate swaps that hedge interest rate risk on a portion of our long-term debt cross-currency swaps and foreign exchange forward contracts that hedge foreign currency risk on a portion of our long-term debt foreign exchange forward contracts that hedge certain purchase commitments forward contracts on BCE Inc. common shares that hedge the fair-value exposure related to SCPs and DSUs.

As at December 31, 2008, the amount of hedge ineffectiveness recorded in Other (expense) income in the statement of operations was not material.
     In January 2009, we entered into derivative instruments to hedge $162 million of our RSU obligation. See Note 22, Stock-based Compensation Plans, for details on our RSU program.

Credit Risk

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported on the balance sheet.
     We are exposed to credit risk if counterparties to our accounts receivable and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. We regularly monitor our credit risk and credit exposure. There was minimal credit risk relating to derivative instruments at December 31, 2008. We deal with institutions that have strong credit ratings and as such we expect that they will be able to meet their obligations.
     The following table provides the change in allowance for doubtful accounts for trade accounts receivable.

Balance at December 31, 2007	(127)
Additions	(66)
Use	61

Balance at December 31, 2008	(132)

For many of our customers, accounts receivable are written off directly to bad debt expense if the account has not been collected after a pre-determined period of time.

104   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

The following tables provide further details on trade accounts receivable past due but not provisioned.

AT DECEMBER 31	2008	2007

Trade accounts receivable not past due	945	931
Trade accounts receivable past due and not provisioned
Under 60 days	105	81
60 to 120 days	138	133
Over 120 days	85	131

Trade accounts receivable, net of allowance for doubtful accounts	1,273	1,276

Liquidity Risk

We generate enough cash from our operating activities to fund our operations and fulfill our obligations as they become due. We have sufficient committed financing facilities in place should our cash requirements exceed cash generated from our operations.
     Financial liabilities that are due within one year have been classified as current and presented as such on the balance sheet. The following table is a maturity analysis for each of the next five years and thereafter for financial liabilities with maturities that are greater than one year, including capital leases.

						THERE-
	2009	2010	2011	2012	2013	AFTER	TOTAL

Long-term debt	1,626	1,039	1,006	511	86	5,608	9,876
Notes payable and bank advances	246	–	–	–	–	–	246
Capital leases (1)	475	299	333	207	246	1,849	3,409
Interest payable on long-term debt,
notes payable and bank advances	617	511	457	392	379	5,712	8,068
Net interest receipts on derivatives	(7)	(9)	(14)	(14)	(14)	(50)	(108)

Total	2,957	1,840	1,782	1,096	697	13,119	21,491

(1)	Imputed interest included in capital leases is $1,255 million.

Market Risk

CURRENCY EXPOSURES

We use cross-currency swaps and forward contracts to hedge debt that is denominated in foreign currencies. We also use foreign exchange forward contracts to hedge foreign currency risk on anticipated transactions including certain purchase commitments.
     At December 31, 2008, the amounts to be received under currency contracts were US$405 million and the amounts to be paid were $510 million. At December 31, 2007, the amounts to be received under currency contracts were US$982 million and the amounts to be paid were $1,051 million.
     The effect on net earnings and other comprehensive income from a 10% increase or decrease in the CAD/USD exchange rate is not significant.

The following table provides further details on our outstanding cross-currency swaps and forward contracts as at December 31, 2008 and 2007.

		AMOUNTS		AMOUNTS
	BUY	TO RECEIVE	SELL	TO PAY
	CURRENCY	IN USD	CURRENCY	IN CAD	MATURITY	HEDGED ITEM

At December 31, 2008	USD	200	CAD	269	2010	Long-term debt
	USD	75	CAD	111	2013	Long-term debt
	USD	60	CAD	60	2009	Purchase commitments
	USD	58	CAD	57	2009	Purchase commitments
	USD	12	CAD	13	2009	Purchase commitments

At December 31, 2007	USD	312	CAD	295	2008	Purchase commitments
	USD	226	CAD	212	2008	Purchase commitments
	USD	200	CAD	269	2010	Long-term debt
	USD	162	CAD	154	2008	Purchase commitments
	USD	82	CAD	121	2013	Long-term debt

BCE Inc. – 2008 Annual Report   105

Notes to Consolidated Financial Statements

INTEREST RATE EXPOSURES

We use interest rate swaps to manage the mix of fixed and floating interest rates on our debt. The effect on net earnings and other comprehensive income of a one percentage point increase or decrease in interest rates is not significant. The following table shows interest rate swaps outstanding as at December 31, 2008 and 2007.

		RECEIVE	PAY
	NOTIONAL	INTEREST	INTEREST
	AMOUNT	RATE	RATE	MATURITY	HEDGED ITEM

At December 31, 2008	700	5.00%	3-month CDOR (1) + 0.42%	2017	Long-term debt
	USD 200	9.50%	3-month CDOR + 5.34%	2010	Long-term debt
	100	3-month CDOR	4.9775%	2010	Debt due within one year
	100	3-month CDOR	4.9775%	2010	Debt due within one year
	50	3-month CDOR	3.7500%	2010	Debt due within one year

At December 31, 2007	700	5.00%	3-month CDOR + 0.42%	2017	Long-term debt
	USD 200	9.50%	3-month CDOR + 5.34%	2010	Long-term debt
	100	3-month CDOR	4.9775%	2010	Debt due within one year
	100	3-month CDOR	4.9775%	2010	Debt due within one year

(1)	Canadian dollar offered rate (CDOR)

OTHER MARKET EXPOSURES

Market risk arises from our RSU plan. The outstanding RSUs are classified as liabilities and the compensation expense is equal to the market value of a BCE Inc. common share at the date of the grant, prorated over the vesting period. Compensation expense is adjusted for, in the period of change, subsequent changes in the market value of BCE Inc. common shares.
     At December 31, 2008, the effect on net earnings from a 10 percent change in the market price of the BCE Inc. common share is not significant.

Fair Value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity.
     Certain fair value estimates are affected by assumptions we make about the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were settled.
     The carrying value of most of our financial instruments approximates fair value due to their short-term nature. Other financial instruments are measured as follows:

  AFS publicly-traded securities are recorded at fair value based on quoted prices in active markets for identical instruments at the balance sheet date public long-term debt, which mainly includes senior and subordinated debentures, are recorded at amortized cost and its fair value is determined based on the trading values at the balance sheet date derivative financial instruments, such as currency contracts, interest rate swaps and equity forward contracts, are recorded at fair value based on observable market data such as interest rates, swap rate curves and foreign exchange rates.

The following table shows a comparison between the carrying value and fair value of our long-term debt and derivative financial instruments.

		2008		2007

		CARRYING	FAIR	CARRYING	FAIR
AT DECEMBER 31	NOTE	VALUE	VALUE	VALUE	VALUE

Long-term debt due within one year	16	1,955	1,984	467	467
Long-term debt	17	10,099	9,393	10,766	10,735
Derivative financial instruments, net asset (liability) position
Forward contracts – BCE Inc. shares		(10)	(10)	20	20
Currency contracts		(3)	(3)	(85)	(85)
Interest rate swaps		116	116	(5)	(5)

106   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

Capital Management

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. This includes optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.
     Our definition of capital includes shareholders’ equity, debt, and cash and cash equivalents.
     In order to meet our objectives, we monitor our capital structure and make adjustments, including to our dividend policy, as required. BCE Inc. did not pay any dividends on its common shares for the second and third quarters, pending the close of the Privatization (see Note 2, Going-Private Transaction), but continued to pay dividends on its preferred shares. BCE Inc. has announced the reinstatement of the common share dividend starting in the fourth quarter of 2008, as well as its plan to repurchase up to 5% of its outstanding common shares through a NCIB. Other than an increase in the annual dividend on BCE Inc.’s common shares of 5%, or $1.54 per common share, approved by the board of directors of BCE Inc. in February 2009, there has been no other change in our strategy or the economic conditions or risks associated with our capital structure between December 31, 2008 and the date of these financial statements.
     The following table summarizes some of our key ratios used to monitor and manage Bell Canada’s capital structure.

AT DECEMBER 31	2008	(1)	2007	(1)

Net debt to EBITDA (earnings before interest, tax, depreciation and amortization of intangible assets) including Bell Aliant distributions to Bell (2) (3)	1.75		1.72
EBITDA, including Bell Aliant distributions to Bell, to net interest, securitization costs and preferred dividends	8.33		6.69

(1)	The above ratios are calculated for BCE, excluding Bell Aliant.
(2)	We define net debt as debt due within one year plus long-term debt, securitization of accounts receivable and preferred shares less cash and cash equivalents.
(3)	The term EBITDA does not have any standardized meaning according to Canadian GAAP. We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses. The most comparable Canadian GAAP financial measure is operating income.

NOTE 21: SHARE CAPITAL

Preferred Shares

BCE Inc.’s articles of amalgamation provide for an unlimited number of First Preferred Shares and Second Preferred Shares. The terms set out in the articles authorize BCE Inc.’s directors to issue the shares in one or more series and to set the number of shares and conditions for each series.
     The following table is a summary of the principal terms of BCE Inc.’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at December 31, 2008. BCE Inc.’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

								STATED CAPITAL
						NUMBER OF SHARES

								AT DECEMBER 31
	ANNUAL				REDEMP-		ISSUED
	DIVIDEND	CONVERT-	CONVERSION	REDEMPTION	TION		AND OUT-
SERIES	RATE	IBLE INTO	DATE	DATE	PRICE	AUTHORIZED	STANDING	2008	2007	2006

Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	–	–	–	–
R	4.54%	Series Q	December 1, 2010	December 1, 2010	$25.00	8,000,000	8,000,000	200	200	200
S	floating	Series T	November 1, 2011	At any time	$25.50	8,000,000	2,279,791	57	57	57
T	4.502%	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	5,720,209	143	143	143
Y	floating	Series Z	December 1, 2012	At any time	$25.50	10,000,000	8,126,330	203	203	29
Z	4.331%	Series Y	December 1, 2012	December 1, 2012	$25.00	10,000,000	1,873,670	47	47	221
AA	4.80%	Series AB	September 1, 2012	September 1, 2012	$25.00	20,000,000	10,081,586	257	257	510
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	9,918,414	253	253	–
AC	4.60%	Series AD	March 1, 2013	March 1, 2013	$25.00	20,000,000	9,244,555	236	510	510
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	10,755,445	274	–	–
A E	floating	Series A F	February 1, 2010	At any time	$25.50	24,000,000	1,914,218	48	48	–
A F	4.40%	Series A E	February 1, 2010	February 1, 2010	$25.00	24,000,000	14,085,782	352	352	–
AG	4.35%	Series AH	May 1, 2011	May 1, 2011	$25.00	22,000,000	10,051,751	251	251	–
AH	floating	Series AG	May 1, 2011	At any time	$25.50	22,000,000	3,948,249	99	99	–
A I	4.65%	Series AJ	August 1, 2011	August 1, 2011	$25.00	22,000,000	14,000,000	350	350	–
AJ	floating	Series A I	August 1, 2016	At any time	$25.50	22,000,000	–	–	–	–

								2,770	2,770	1,670

BCE Inc. – 2008 Annual Report   107

Notes to Consolidated Financial Statements

Bell Canada Plan of Arrangement

On January 25, 2007, the articles of amalgamation of BCE Inc. were amended to create six new series of First Preferred Shares. These new series of preferred shares were created further to the Bell Canada plan of arrangement whereby all of the issued and outstanding or authorized Bell Canada Class A Preferred Shares Series 15, 16, 17, 18, 19 and 20, having a stated capital of $1,100 million as at December 31, 2006, were exchanged for the corresponding Series AE, AF, AG, AH, AI and AJ of First Preferred Shares of BCE  Inc. The impact on our balance sheet was a reclassification from our non-controlling interest to preferred shares of $1,100 million. The Bell Canada plan of arrangement became effective on January 31, 2007. The characteristics of the preferred shares of BCE Inc. are described below.

Voting Rights

All of the issued and outstanding preferred shares at December 31, 2008 are non-voting, except under special circumstances when the holders are entitled to one vote per share.

Entitlement to Dividends

Holders of Series R, T, Z, AA, AC, AF, AG and AI shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE Inc.’s articles of amalgamation, as amended.
     Holders of Series S, Y, AB, AD, AE and AH shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE Inc.’s articles of amalgamation, as amended.
     If Series Q and AJ shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.

Conversion Features

All of the issued and outstanding preferred shares at December 31, 2008 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE Inc.’s articles of amalgamation, as amended.

Redemption Features

BCE Inc. may redeem each of Series R, T, Z, AA, AC, AF, AG and AI shares at $25.00 per share on the applicable redemption date and every five years after that date.
     BCE Inc. may redeem Series S, Y, AB, AD, AE and AH shares at any time at $25.50 per share.
     If Series Q and AJ shares are issued, BCE Inc. may redeem them at any time at $25.50 per share.

Conversion of Preferred Shares

On February 21, 2008, BCE Inc. announced that 10,755,445 of its 20,000,000 Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares) were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). Consequently, BCE Inc. issued 10,755,445 new Series AD Preferred Shares on March 1, 2008. The balance of the Series AC Preferred Shares remains outstanding.
     On November 20, 2007, BCE Inc. announced that 6,991,775 of its 8,852,620 Cumulative Redeemable First Preferred Shares, Series Z (Series Z Preferred Shares) were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series Y (Series Y Preferred Shares). In addition, 12,825 of its 1,147,380 Series Y Preferred Shares were tendered for conversion, on a one-for-one basis, into Series Z Preferred Shares.
     On August 23, 2007, BCE Inc. announced that 9,918,414 of its 20,000,000 Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AB (Series AB Preferred Shares). Consequently, BCE Inc. issued 9,918,414 new Series AB Preferred Shares on September 1, 2007. The balance of the Series AA Preferred Shares remains outstanding.

108   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

Common Shares and Class B Shares

BCE Inc.’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE Inc. is liquidated, dissolved or wound up, after payments due to the holders of preferred shares.
     The following table provides details about the outstanding common shares of BCE Inc. No Class B shares were outstanding at December 31, 2008, 2007 and 2006.

		2008		2007		2006

		NUMBER	STATED	NUMBER	STATED	NUMBER	STATED
	NOTE	OF SHARES	CAPITAL	OF SHARES	CAPITAL	OF SHARES	CAPITAL

Outstanding, beginning of year		805,264,816	13,536	807,643,941	13,487	927,318,916	16,806
Shares issued under employee stock option plan (1)	22	1,785,142	56	4,994,073	172	1,246,932	35
Shares repurchased and cancelled		(3,993,000)	(67)	(7,373,198)	(123)	(45,151,666)	(805)
Share reduction (2)		–	–	–	–	(75,770,241)	(2,549)

Outstanding, end of year		803,056,958	13,525	805,264,816	13,536	807,643,941	13,487

(1)	Includes a $6 million reclassification ($19 million in 2007 and $6 million in 2006) from contributed surplus relating to the exercise of employees’ stock options. The cash outflows in respect of the employee stock option plan were $50 million in 2008, $153 million in 2007 and $29 million in 2006.
(2)	Reduction of BCE Inc. common shares outstanding, in conjunction with a distribution of Bell Aliant trust units, by way of return of capital, to holders of BCE Inc. common shares.

NCIB

2008 NCIB program

On December 12, 2008, BCE Inc. announced its plan to repurchase up to 5% of its outstanding common shares through a NCIB. On December 19, 2008, the Toronto Stock Exchange approved the 2008 NCIB program. As at December 31, 2008, BCE Inc. had repurchased a total of 7.5 million common shares, representing approximately 19% of the total common shares targeted for repurchase, for a total cash outlay of $178 million.
     Of the shares repurchased, 4.0 million shares were cancelled for a total cost of $92 million. Of the total cost, $67 million represents stated capital and reduced the total value of common shares and $5 million reduced the contributed surplus attributable to these common shares. The remaining $20 million was charged to the deficit.
     The remaining 3.5 million common shares, which were repurchased for a total of $86 million, have been recorded as treasury stock as they had not been cancelled as at December 31, 2008.

2007 NCIB program

In December 2006, BCE Inc. announced its plan to renew its share repurchase program for an additional 12-month period to repurchase up to 5% of its outstanding common shares through a NCIB. Common share repurchases under the NCIB were suspended in the second quarter of 2007. Prior to the suspension, BCE Inc. repurchased a total of 7.4 million common shares in 2007, representing approximately 18% of the total common shares targeted for repurchase, for a total cash outlay of $227 million.
     Of the total cash outlay, $123 million represents stated capital and reduced the total value of common shares and $9 million reduced the contributed surplus attributable to these common shares. The remaining $95 million was charged to the deficit.

2006 NCIB program

As at December 31, 2006, BCE Inc. had repurchased and cancelled a total of 45 million common shares under its previous NCIB. Of the total cash outlay of $1,241 million, $805 million represented stated capital and reduced the total value of common shares, while $52 million reduced the contributed surplus attributable to these common shares. The remaining $384 million was charged to the deficit.

Dividend Reinvestment Plan

The dividend reinvestment plan allows eligible common shareholders to use their dividends to buy additional common shares. A trustee buys BCE Inc. common shares for the participants on the open market, by private purchase or from treasury. BCE Inc. chooses the method the trustee uses to buy the shares.
     A total of 882,438 common shares were bought on the open market under this plan for $33 million in 2008. A total of 1,823,652 common shares were bought on the open market under this plan for $66 million in 2007.

Contributed Surplus

The following table is a reconciliation of the contributed surplus balance during the year.

	2008	2007	2006

Balance at January 1	2,537	2,555	1,081
Gain on distribution of Bell Aliant units	–	–	1,547
Repurchase of common shares – NCIB	(5)	(9)	(52)
Other	(1)	(9)	(21)

Balance at December 31	2,531	2,537	2,555

BCE Inc. – 2008 Annual Report   109

Notes to Consolidated Financial Statements

NOTE 22: STOCK-BASED COMPENSATION PLANS

The following stock-based compensation amounts are included in the consolidated statements of operations as selling, general and administrative expenses(1).

FOR THE YEAR ENDED DECEMBER 31	2008	2007	2006

Employee savings plans	(39)	(42)	(46)
Stock options	(6)	(10)	(8)
Restricted share units (1)	(36)	(95)	(45)
Special compensation payments (2)	–	–	3
Deferred share units	–	–	(1)
Deferred unit plan – Bell Aliant	(13)	(8)	(3)

Total stock-based compensation expense (3)	(94)	(155)	(100)
Income tax benefit arising from stock-based compensation	28	48	31

	(66)	(107)	(69)

(1)	The total 2008 expense includes an additional $44 million recorded as restructuring and other.
(2)	Includes recoveries of SCP expense as a result of forfeitures.
(3)	The cash outflows in respect of stock-based compensation plans were $212 million in 2008, $65 million in 2007 and $121 million in 2006. Of the total paid in 2008, $79 million was recorded as Going-private costs.

Description of the Plans

ESPs

ESPs are designed to encourage employees of BCE Inc. and its participating subsidiaries to own shares of BCE Inc. Each year, employees can choose to have a certain percentage of their annual earnings withheld through regular payroll deductions in order to buy BCE Inc. common shares. In some cases, the employer will also contribute up to a maximum percentage of the employee’s annual earnings to the plan.
     Each participating company decides on its maximum percentage. For Bell Canada, employees can contribute up to 12% of their annual earnings. Bell Canada contributes up to 2%.
     The trustee of the ESPs buys BCE Inc. common shares for the participants on the open market, by private purchase or from treasury. BCE Inc. chooses the method the trustee uses to buy the shares.
     There were 26,381 employees participating in the plans at December 31, 2008. The total number of common shares bought for employees was 4,058,498 in 2008 and 4,518,245 in 2007. At December 31, 2008, 13,513,812 common shares were reserved for issuance under the ESPs.

Stock Options

Under BCE Inc.’s long-term incentive plans, BCE Inc. may grant options to key employees to buy BCE Inc. common shares. Prior to 2008, the subscription price was equal to the market value of the shares on the last trading day before the grant comes into effect. To conform to current Toronto Stock Exchange requirements, the subscription price for the 2008 grant is based on the higher of: (1) the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant, and (2) the volume weighted average of the trading price for the last five consecutive trading days ending immediately on the trading day prior to the effective date of the grant. At December 31, 2008, 26,766,816 common shares were authorized for issuance under these plans.
     For most options granted from January 1, 2004 until December 31, 2006, the right to exercise options vested after two and three years of continuous employment from the date of grant and if a specific company-wide performance target was met. Options were exercisable when they vested and for a period up to six years from the date of grant. On March 7, 2007, it was confirmed that the target was not met and all of these stock options were forfeited.
     For most options granted in March 2007, the vesting method is graded and the right to exercise options generally vests or accrues at 25% a year over four years of continuous employment from the date of grant, unless a special vesting period applies. The options granted in December 2008 will vest fully after two years of continuous employment from the date of the grant. All options become exercisable when they vest and generally can be exercised for a period of up to six years from the date of grant.
     Special vesting provisions may apply if:

  there is a change in control of BCE Inc. and the option holder’s employment ends the option holder is employed by a designated subsidiary of BCE Inc. and BCE Inc.’s ownership interest in that subsidiary falls below the percentage set out in the plan.

110   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

The following table summarizes BCE Inc.’s outstanding stock options as at December 31, 2008.

					WEIGHTED
					AVERAGE			WEIGHTED
			NUMBER		GRANT DATE			AVERAGE
			OF OPTIONS		FAIR VALUE ($)			EXERCISE PRICE ($)

		NON-			NON-		NON-
	NOTE	VESTED	VESTED	TOTAL	VESTED	VESTED	VESTED	VESTED	TOTAL

Outstanding, January 1, 2008		6,195,100	11,502,280	17,697,380	$4	$7	$30	$35	$33
Granted		790,000	–	790,000	$3	–	$23	–	$23
Exercised (1)	21	–	(1,785,142)	(1,785,142)	–	$6	–	$28	$28
Vested		(2,380,400)	2,380,400	–	$3	$3	$30	$30	–
Expired/forfeited		(1,128,450)	(546,900)	(1,675,350)	$4	$7	$31	$41	$34

Outstanding, December 31, 2008 (2)		3,476,250	11,550,638	15,026,888	$4	$6	$29	$34	$33

(1)	The aggregate intrinsic value of options exercised was $16 million.
(2)	The aggregate intrinsic values of options outstanding were $2 million for non-vested options and $1 million for vested options.

The following table provides additional information about BCE Inc.’s stock option plans at December 31, 2008.

	STOCK OPTIONS EXERCISABLE			STOCK OPTIONS OUTSTANDING

		WEIGHTED	WEIGHTED		WEIGHTED	WEIGHTED
		AVERAGE	AVERAGE		AVERAGE	AVERAGE
RANGE OF		REMAINING	EXERCISE		REMAINING	EXERCISE
EXERCISE PRICES	NUMBER	LIFE	PRICE ($)	NUMBER	LIFE	PRICE ($)

Below $20	116,323	0.5	$17	116,323	0.5	$17
$20–$29	2,517,703	4.0	$28	3,320,203	4.5	$26
$30–$39	5,203,510	3.2	$33	7,877,260	3.6	$32
Over $40	3,713,102	1.7	$41	3,713,102	1.7	$41

	11,550,638	2.9	$34	15,026,888	3.3	$33

As at December 31, 2008, the unrecognized compensation cost related to non-vested stock options was $4 million to be recorded over a weighted average period of 1.5 years.

The following table summarizes stock options outstanding at December 31, 2007 and 2006.

		2007		2006

			WEIGHTED		WEIGHTED
			AVERAGE		AVERAGE
		NUMBER	EXERCISE	NUMBER	EXERCISE
	NOTE	OF OPTIONS	PRICE ($)	OF OPTIONS	PRICE ($)

Outstanding, January 1		24,241,848	$33	27,342,735	$32
Granted		5,739,106	$31	485,372	$27
Exercised (1)	21	(4,994,073)	$31	(1,246,932)	$23
Expired/forfeited		(7,289,501)	$32	(2,339,327)	$32

Outstanding, December 31		17,697,380	$33	24,241,848	$33

Exercisable, December 31		11,502,280	$35	16,648,952	$35

(1)	The aggregate intrinsic values of options exercised were $31 million and $8 million in 2007 and 2006, respectively.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The following table shows the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.

	2008	2007	2006

Weighted average fair value per option granted ($)	3	4	2
Dividend yield	6.5%	4.4%	4.4%
Expected volatility	30%	20%	17%
Risk-free interest rate	1.9%	4.0%	4.1%
Expected life (years)	3.5	4.5	3.9

BCE Inc. – 2008 Annual Report   111

Notes to Consolidated Financial Statements

RSUs

The following table is a summary of the outstanding RSUs.

			NUMBER OF RSUS

		2008		2007	2006

	VESTED	NON-VESTED	TOTAL

Outstanding, January 1	235,773	397,370	633,143	2,985,035	2,520,781
Granted	–	5,033,924	5,033,924	56,465	3,090,144
Dividends credited	2,262	3,812	6,074	118,329	89,773
Payments	(561,859)	–	(561,859)	(141,983)	(2,542,451)
Vested	323,824	(323,824)	–	–	–
Forfeited	–	(77,358)	(77,358)	(97,248)	(173,212)
Cancelled as part of the going-private transaction	–	–	–	(2,287,455)	–

Outstanding, December 31	–	5,033,924	5,033,924	633,143	2,985,035

Since 2004, BCE Inc. has granted RSUs to executives and other key employees. The value of an RSU is equal to the value of one BCE Inc. common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE Inc. common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. Prior to 2008, most RSUs vested at the end of a performance period if performance objectives were met as determined by the board or were forfeited.
     The 2009 – 2010 RSUs will vest on December 21, 2010 provided that the holder is employed by Bell Canada or one of its subsidiaries at that time. Vested RSUs are paid in BCE Inc. common shares purchased on the open market, in cash, in DSUs or through a combination of each, as the holder chooses, as long as individual share ownership requirements are met. Special vesting provisions apply if there is a change in control. As at December 31, 2008, the unrecognized compensation cost related to RSUs is $115 million to be recorded over a weighted average period of 2 years.
     As a result of the proposed going-private transaction in 2007, the board approved the implementation of a retention policy, in lieu of the RSU plan. RSUs held by executives who became eligible to a retention incentive were forfeited in 2007. Retention payments were paid in 2008 and were greater than the original RSUs. The difference between what would have been paid under the original RSU plan and what was paid under the retention policy was expensed as restructuring and other over the retention period.

SCPs

Prior to 2000, when BCE Inc. granted options to executives and other key employees, related rights to SCPs were also often granted. SCPs are cash payments representing the amount that the market value of the shares on the date of exercise of the related options exceeds the exercise price of these options.
     When the distribution of Nortel Networks Inc. (Nortel) common shares was made in 2000, the outstanding options were cancelled and replaced with options to buy BCE Inc. common shares and options to buy Nortel common shares. The related SCPs were adjusted accordingly.
     For each right to an SCP held before the distribution, right holders now have rights related to both BCE Inc. and Nortel common shares.
     The number of SCPs outstanding at December 31, 2008, was:

  110,850 relating to BCE Inc. common shares

  112,165 relating to Nortel common shares.

All of the outstanding SCPs cover the same number of shares as the options to which they relate. It is the employer’s responsibility to make payments under the SCPs.

DSUs

Eligible bonuses may be paid in the form of DSUs when executives or other key employees elect to or are required to participate in the plan. For non-management directors, their compensation is paid in DSUs until the minimum share ownership requirement is met or as elected by the directors thereafter.
     The value of a DSU is always equal to the value of one BCE Inc. common share. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE Inc. common shares.
     DSUs are paid in BCE Inc. common shares purchased on the open market following the cessation of a participant’s employment or when a director leaves the board.
     The following table is a summary of the status of DSUs.

			NUMBER OF DSUS

	2008	(1)	2007	2006

Outstanding, January 1	1,538,640		1,287,422	984,648
Granted	72,880		408,341	358,993
Dividends credited	29,946		58,543	54,597
Payments	(542,488)		(215,666)	(110,816)

Outstanding, December 31	1,098,978		1,538,640	1,287,422

(1)	All DSUs were fully vested at December 31, 2008.

112   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

NOTE 23: ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes in the balance of each classification within accumulated other comprehensive income (loss).

	AVAILABLE-	DERIVATIVES		ACCUMULATED
	FOR-SALE	DESIGNATED		OTHER
	FINANCIAL	AS CASH FLOW		COMPREHENSIVE
	ASSETS	HEDGES	CTA	INCOME (LOSS)

Restatement of previously recognized CTA upon adoption of new financial instruments accounting standards on January 1, 2007	–	–	(2)	(2)
Adjustments to opening balance in accumulated other comprehensive income (loss) upon adoption of new financial instruments accounting standards on January 1, 2007	25	(18)	–	7

Balance in accumulated other comprehensive income (loss) at January 1, 2007	25	(18)	(2)	5
Details of other comprehensive income (net of non-controlling interest)
Unrealized gains	130	–	–	130
Income taxes on unrealized (gains) losses	(48)	1	(1)	(48)
Reclassification adjustments included in earnings	(33)	22	(2)	(13)
Income taxes on reclassification adjustments included in earnings	–	(7)	1	(6)

Other comprehensive income (loss) for the year ended December 31, 2007	49	16	(2)	63

Balance in accumulated other comprehensive
income (loss) at December 31, 2007	74	(2)	(4)	68

Details of other comprehensive income (net of non-controlling interest)
Unrealized (losses) gains	(159)	16	2	(141)
Income taxes on unrealized gains	–	(1)	–	(1)
Reclassification adjustments included in earnings	74	(15)	–	59
Income taxes on reclassification adjustments included in earnings	52	2	–	54

Other comprehensive (loss) income for the year ended December 31, 2008	(33)	2	2	(29)

Balance in accumulated other comprehensive income (loss) at December 31, 2008	41	–	(2)	39

In 2007, we received proceeds of $173 million on sales of AFS financial assets and realized a pre-tax gain of $22 million. We used the average cost method in determining the gain.

NOTE 24: EMPLOYEE BENEFIT PLANS

We provide pension and other post-employment benefits for most of our employees. These include DB pension plans and DC pension plans.

FOR THE YEAR ENDED DECEMBER 31	2008	2007	2006

Pension benefits
DB plans cost	(102)	(263)	(318)
DC plans cost	(45)	(38)	(28)
Other future benefits cost	(103)	(109)	(165)

Net benefit plans cost (1)	(250)	(410)	(511)

(1)	Net benefit plans cost is included as part of selling, general and administrative expenses in the statement of operations.

BCE Inc. – 2008 Annual Report   113

Notes to Consolidated Financial Statements

Components of DB Plans Cost

The following table shows the DB plans cost before and after recognizing its long-term nature. The recognized net benefit plans cost reflects the amount reported in our statements of operations and is calculated according to our accounting policy.

	PENSION BENEFITS			OTHER BENEFITS

FOR THE YEAR ENDED DECEMBER 31	2008	2007	2006	2008	2007	2006

Current service cost	(252)	(278)	(266)	(11)	(11)	(28)
Interest cost on accrued benefit obligation	(864)	(858)	(851)	(99)	(97)	(111)
Actual return on plan assets	(2,610)	566	1,723	(6)	3	17
Past service credits (costs) arising during period	–	58	(38)	–	345	55
Actuarial gain (loss) on accrued benefit obligation	2,295	741	9	323	56	(79)

Elements of employee future benefit plans (cost), before recognizing its long-term nature	(1,431)	229	577	207	296	(146)

Deficiency (excess) of actual return over expected return (1)	3,634	462	(737)	18	9	(5)
Deferral of amounts arising during period
Past service (credits) costs	–	(58)	38	–	(345)	(55)
Actuarial (gain) loss on accrued benefit obligation	(2,295)	(741)	(9)	(323)	(56)	79
Amortization of previously deferred amounts
Net past service (costs) credits	(5)	(13)	(12)	28	27	5
Net actuarial (losses) gains	(29)	(120)	(167)	(32)	(38)	(19)
Transitional asset (obligation)	3	6	6	(1)	(2)	(24)

Adjustments to recognize long-term nature of employee future benefit plans cost	1,308	(464)	(881)	(310)	(405)	(19)

Decrease (increase) in valuation allowance	19	(28)	(12)	–	–	–
Other	2	–	(2)	–	–	–

DB plans cost, recognized	(102)	(263)	(318)	(103)	(109)	(165)

(1)	The expected return on plan assets for a given year is calculated based on the market-related value of plan assets at the beginning of that year. The market-related value of pension plan assets was $14,775 million at January 1, 2008, $14,269 million at January 1, 2007 and $13,192 million at January 1, 2006.

114   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

Components of Accrued Benefit Asset (Liability)

The following table shows the change in benefit obligations, change in fair value of plan assets and the funded status of the DB plans.

	PENSION BENEFITS		OTHER BENEFITS

AT DECEMBER 31	2008	2007	2008	2007

Accrued benefit obligation, beginning of year	(15,690)	(16,404)	(1,827)	(2,230)
Current service cost	(252)	(278)	(11)	(11)
Interest cost on accrued benefit obligation	(864)	(858)	(99)	(97)
Actuarial gains (losses)	2,295	741	323	56
Benefit payments	915	905	96	96
Employee contributions	(6)	(8)	–	–
Special termination costs	–	(10)	–	(2)
Plan amendment (1)	–	58	–	345
Business combinations/divestitures	–	164	–	16
Other	–	–	–	–

Accrued benefit obligation, end of year	(13,602)	(15,690)	(1,518)	(1,827)

Fair value of plan assets, beginning of year	14,841	15,114	169	166
Actual return on plan assets	(2,610)	566	(6)	3
Benefit payments	(915)	(905)	(96)	(96)
Employer contributions	189	232	96	96
Employee contributions	6	8	–	–
Transfers to DC pension plans	(1)	(1)	–	–
Business combinations/divestitures	–	(177)	–	–
Other	–	4	–	–

Fair value of plan assets, end of year	11,510	14,841	163	169

Plan (deficit) surplus	(2,092)	(849)	(1,355)	(1,658)
Unamortized net actuarial losses (gains)	3,153	1,867	72	412
Unamortized net past service costs (credits)	62	66	(163)	(191)
Unamortized transitional (asset) obligation	(1)	(7)	3	5
Valuation allowance	(133)	(153)	–	–

Accrued benefit asset (liability), end of year	989	924	(1,443)	(1,432)

Accrued benefit asset included in other long-term assets	1,636	1,524	–	–
Accrued benefit liability included in other long-term liabilities	(647)	(600)	(1,443)	(1,432)

(1)	In the first quarter of 2007, we announced the phase-out of other post-retirement benefits for future retirees over the next ten years, with no changes in the next five years. This plan amendment reduces the unamortized transitional obligation and increases past service credits, which are being amortized over the expected average remaining service lives of affected employees.

For DB pension plans with an accrued benefit obligation that was more than plan assets:

  the accrued benefit obligation was $13,455 million at December 31, 2008 and $15,151 million at December 31, 2007 the fair value of plan assets was $11,276 million at December 31, 2008 and $14,153 million at December 31, 2007.

For DB pension plans with an accrued benefit obligation that was less than plan assets:

  the accrued benefit obligation was $147 million at December 31, 2008 and $539 million at December 31, 2007 the fair value of plan assets was $234 million at December 31, 2008 and $688 million at December 31, 2007.

BCE Inc. – 2008 Annual Report   115

Notes to Consolidated Financial Statements

Significant Assumptions

We used the following key assumptions to measure the accrued benefit obligation and the net benefit plans cost for the DB pension plans and plans that provide other employee future benefits. These assumptions are long-term, which is consistent with the nature of employee benefit plans.

	PENSION BENEFITS			OTHER BENEFITS

	2008	2007	2006	2008	2007	2006

At December 31
Accrued benefit obligation
Discount rate, end of year	7.0%	5.6%	5.3%	7.0%	5.6%	5.3%
Rate of compensation increase, end of year	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

For the year ended December 31
Net benefit plans cost
Discount rate, end of preceding year	5.6%	5.3%	5.4%	5.6%	5.3%	5.4%
Expected return on plan assets, end of preceding year	7.25%	7.5%	7.5%	7.25%	7.5%	7.5%
Rate of compensation increase, end of preceding year	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

We assumed the following trend rates in healthcare costs:

  an annual rate of increase of 4.5% in the cost per person of covered healthcare benefits for 2008 and the foreseeable future an annual rate of increase of 10.0% in the cost of medication for 2008 and a gradual decline to 4.5% over six years.

Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans. The following table, for example, shows the effect of a 1% change in the assumed trend rates in healthcare costs.

	1% INCREASE	1% DECREASE

Effect on other benefits – total service and interest cost	10	(9)
Effect on other benefits – accrued obligation	126	(109)

Pension Plan Assets

The investment strategy for the major pension plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within our guidelines. The expected rate of return assumption is based on our target asset allocation policy and the expected future rates of return on these assets. The following table shows the allocation of our pension plan assets at December 31, 2008 and 2007, target allocations for 2008 and the expected long-term rate of return by asset class.

				WEIGHTED
	WEIGHTED			AVERAGE
	AVERAGE			EXPECTED
	TARGET	PERCENTAGE OF PLAN ASSETS		LONG-TERM
	ALLOCATION	AT DECEMBER 31		RATE OF RETURN

ASSET CATEGORY	2008	2008	2007	2008

Equity securities	45% – 65%	56%	58%	9.0%
Debt securities	35% – 55%	44%	42%	5.1%

Total/average		100%	100%	7.2%

Equity securities included approximately $43 million of BCE Inc. common shares and Bell Aliant units, or 0.4% of total plan assets at December 31, 2008, and approximately $70 million of BCE Inc. common shares and Bell Aliant units, or 0.5% of total plan assets at December 31, 2007.
     Debt securities included approximately $5 million of BCE Inc. and affiliates’ debentures or 0.1% of total plan assets at December 31, 2008, and approximately $7 million of BCE Inc. and affiliates’ debentures or 0.1% of total plan assets at December 31, 2007.

Estimated Future Benefit Payments

The following table shows the estimated future payments to pensioners for the next 10 years at December 31, 2008.

	PENSION	OTHER
	BENEFITS	BENEFITS

2009	(941)	(110)
2010	(962)	(116)
2011	(983)	(122)
2012	(1,005)	(128)
2013	(1,028)	(133)
2014–2018	(5,512)	(760)

Total estimated future benefit payments	(10,431)	(1,369)

116   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

Cash Flows

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
     We contribute to the DC pension plans as employees provide service.

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	PENSION BENEFITS			OTHER BENEFITS

FOR THE YEAR ENDED DECEMBER 31	2008	2007	2006	2008	2007	2006

Bell Canada	(120)	(168)	(42)	(89)	(89)	(89)
Bell Aliant	(112)	(97)	(116)	(7)	(7)	(7)
BCE Inc.	–	–	(8)	–	–	–
Telesat	–	–	(6)	–	–	–

Total	(232)	(265)	(172)	(96)	(96)	(96)

Comprised of:
Contributions to DB plans	(189)	(232)	(147)	(96)	(96)	(96)
Contributions to DC plans	(43)	(33)	(25)	–	–	–

We expect to contribute approximately $515 million to all of our DB pension plans in 2009, subject to actuarial valuations being completed. We expect to pay approximately $110 million to beneficiaries under other employee benefit plans in 2009. We expect to contribute approximately $50 million to the DC pension plans in 2009.

NOTE 25: COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The following table is a summary of our contractual obligations at December 31, 2008 that are due in each of the next five years and thereafter.

						THERE-
	2009	2010	2011	2012	2013	AFTER	TOTAL

Operating leases	181	163	142	116	109	684	1,395
Commitments for capital expenditures	113	92	87	86	86	809	1,273
Purchase obligations	1,112	664	496	207	169	465	3,113
Other long-term liabilities (including current portion)	41	43	46	–	–	–	130

Total	1,447	962	771	409	364	1,958	5,911

In addition to the above, in the fourth quarter of 2008 we entered into a network sharing agreement with TELUS Communications Company such that each company will build its share of a high-speed packet access (HSPA) wireless network overlay to the existing national Third Generation CDMA/EVDO wireless network. The HSPA overlay is expected to be completed by early 2010.
     Rental expense relating to operating leases was $234 million in 2008, $261 million in 2007 and $273 million in 2006.
     Purchase obligations consist mainly of contractual obligations under service contracts. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     Refer to Note 4, Restructuring and Other for commitments to relocate employees to campus environments.
     Other long-term liabilities included in the table relate to Bell Canada’s future payments over the remaining life of its contract with Amdocs Canadian Managed Services, Inc. for the development of Bell Canada’s billing system. The total amount was $130 million at December 31, 2008.
     At December 31, 2008, we had other long-term liabilities that are not included in the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     The accrued employee benefit liability and future income tax liabilities are excluded as we cannot accurately determine the timing and cash requirements as:

  future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

Deferred revenue is excluded as it does not represent future cash payments.

BCE Inc. – 2008 Annual Report   117

Notes to Consolidated Financial Statements

Commitment under the CRTC Deferral Account Mechanism

Bell Canada’s accumulated deferral account commitment at December 31, 2008 was estimated to be $152 million. This estimate takes into account the estimated deferral account drawdown associated with the CRTC-approved broadband expansion program and the initiatives associated with improving access to communications services for persons with disabilities. The annualized recurring amount in Bell Canada’s deferral account is estimated at $16.3 million. As of December 31, 2008, Bell Aliant does not have an accumulated deferral account balance or an estimated future annualized commitment.

Litigation

We become involved in various claims and litigation as a part of our business and transactions. This section describes important legal proceedings. While we cannot predict the final outcome of the claims and litigation described below or of any other pending claims and litigation at December 31, 2008, based on the information currently available and management’s assessment of the merits of such claims and litigation, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation. Based on the information currently available, we believe that we have strong defences and we intend to vigorously defend our position.

Teleglobe Lending Syndicate Lawsuit

On July 12, 2002, some members of the Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation (collectively, Teleglobe) lending syndicate filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice. The lawsuit includes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the Court should disregard Teleglobe Inc. as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.
     On November 2, 2004, Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, N.Y. Agency withdrew from the lawsuit and on May 3, 2005, BNP Paribas (Canada) also withdrew from this lawsuit. BNP Paribas (Canada), which had advanced US$50 million to Teleglobe, is now pursuing a separate action against BCE Inc. and former Teleglobe directors and officers. The remaining plaintiffs claim damages of US$1.04 billion, plus interest and costs. This represents approximately 83% of the US$1.25 billion that the lending syndicate advanced to Teleglobe.

Kroll Restructuring Lawsuit

In February 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe Inc., against five former directors of Teleglobe Inc. This lawsuit was filed in connection with Teleglobe Inc.’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.
     The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe Inc. all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.
     On February 26, 2007, the five former directors filed a third-party claim in the Ontario Superior Court of Justice against the former third series preferred shareholders of Teleglobe Inc. As provided by the Canada Business Corporations Act, the third party claim seeks to recover from those former third series preferred shareholders any amounts the former directors may have to restore to Teleglobe Inc. as a result of this lawsuit, on account of the redemption of the third series preferred shares.
     While BCE Inc. is not a defendant in this lawsuit, Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe Inc. directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

Teleglobe Inc. Unsecured Creditors Lawsuit

On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware. The United States District Court for the District of Delaware subsequently withdrew the reference from the Bankruptcy Court and the matter is now pending in the District Court for the District of Delaware. The lawsuit is against BCE Inc. and 10 former directors and officers of Teleglobe Inc. and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges breach of an alleged funding commitment of BCE Inc. towards the debtors, promissory estoppel, misrepresentation by BCE Inc. and breach and aiding and abetting breaches of fiduciary duty by the defendants. The plaintiffs seek an unspecified amount of damages against the defendants.

Teleglobe Inc. Plan Administrator Lawsuit

On November 16, 2005, Kathy Morgan, in her capacity as plan administrator for Teleglobe Inc., filed a lawsuit in the Ontario Superior Court of Justice against BCE Inc. and seven former directors of Teleglobe Inc. The plaintiff is seeking a declaration that Teleglobe Inc. and its creditors have been oppressed by the former directors of Teleglobe Inc. and by BCE Inc. within the meaning of the Canada Business Corporations Act. The plaintiff is also seeking a declaration that the former directors of Teleglobe Inc. breached their fiduciary duty to Teleglobe Inc. and failed to act in accordance with the standard of care prescribed under the Canada Business Corporations Act.

118   BCE Inc. – 2008 Annual Report

Notes to Consolidated Financial Statements

     The plaintiff is seeking compensation for oppression in the amount of $3 billion and damages for breach of fiduciary duty in the amount of $3 billion, in each case plus interest and costs.

Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges

On June 27, 2006, a motion to obtain the authorization to institute a class action in the province of Québec was served against Bell Canada and Bell Mobility in the Québec City District of the Superior Court. The lawsuit was filed on behalf of all physical persons and companies in Canada that were billed late payment charges despite the fact that customers allegedly paid amounts owing to Bell Canada and Bell Mobility within the payment period indicated on their bills. On September 28, 2007, Bell Canada and Bell Mobility received an amended motion to obtain the authorization to institute a class action, pursuant to which the plaintiff indicated that it intended to act only for customers in the province of Québec.
     On January 10, 2008, the Québec Superior Court issued a judgment granting the plaintiff’s motion and authorizing the institution of a class action against Bell Canada and Bell Mobility. The members of the classes are all physical persons and companies in Québec, of 50 employees or less, who were billed late payment charges since June 21, 2003 after allegedly having made full payment of amounts owing to Bell Canada and/or Bell Mobility to a financial institution and/or, for Bell Mobility’s customers only, by cheque, within the payment period indicated on their bills. The class action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the classes. In addition to the reimbursement of such amounts, the class action also seeks payment of punitive damages by Bell Canada and Bell Mobility.
     On April 11, 2008, following the Québec Superior Court’s judgment on authorization, the plaintiff filed a motion to institute a class action.

NOTE 26: GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties that may require us to pay for costs and losses incurred in various types of transactions. We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Historically, we have not made any significant payments under these indemnifications or guarantees.

The following table represents guarantees that BCE has entered into that have a fixed maximum potential exposure, and their respective terms. BCE also has guarantees where no maximum potential amount is specified.

							INDEFI-
	2009	2010	2011	2012	2013	+	NITE	TOTAL

Sale of assets and businesses	19	–	15	–	4		1,660	1,698
Sale of services	61	–	–	–	55		5	121
Purchase and development of assets	–	1	6	–	–		4	11
Other	5	7	2	2	7		–	23

Total	85	8	23	2	66		1,669	1,853

Sale of Assets and Businesses

As part of transactions involving business dispositions and sales of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, losses or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, earn-out guarantees if the disposed business does not meet specific targets, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.
     A nominal amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2008. Historically, we have not made any significant payments under this type of indemnification or guarantee.

Sale of Services

In transactions involving sales of services, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2008. Historically, we have not made any significant payments under such indemnifications or guarantees.

BCE Inc. – 2008 Annual Report   119

Notes to Consolidated Financial Statements

Purchase and Development of Assets

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, losses of or damages to property, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December  31, 2008. Historically, we have not made any sig-nificant payments under such indemnifications or guarantees.

Other Transactions

As part of other transactions, such as securitization agreements and operating leases, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, losses of or damages to property, or changes in or in the interpretation of laws and regulations (including tax legislation).
     A nominal amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2008. Historically, we have not made any significant payments under such indemnifications or guarantees.

NOTE 27: SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31	2008	2007	2006

Cash used in non-cash operating assets and liabilities
Accounts receivable	49	57	(84)
Inventory	(40)	52	(6)
Prepaid and other expenses	26	(78)	(44)
Other long-term assets	85	(75)	(24)
Accounts payable and accrued liabilities	268	127	(275)
Interest payable	(6)	(23)	(6)
Other long-term liabilities	(29)	(16)	(9)
Other	14	(46)	186

Total cash used in non-cash operating assets and liabilities	367	(2)	(262)

120   BCE Inc. – 2008 Annual Report

Glossary

Adjusted EPS
This is earnings per share before restructuring and other and net losses (gains) on investments.

ARPU and ARPS
Average revenue per unit and average revenue generated by each unit or subscriber, expressed as a rate per month for the year.

Black-Scholes Option Pricing Model
The Black-Scholes option pricing model is the financial model we use to calculate the weighted-average fair value of a stock option granted using four key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate and expected life of the stock option.

Book Value Per Share
This is common shareholders’ equity divided by the number of common shares outstanding.

Capital Intensity
This is capital expenditures divided by operating revenues.

Churn
This is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.

Common Dividend Payout Ratio
Dividends paid on common shares divided by net earnings applicable to common shares.

Common Dividend Yield

Dividends paid on common shares divided by BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.

Cost of Acquisition
COA is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

Curtailment
A curtailment is a significant reduction in plan benefits that can result when a defined benefit pension plan is amended or restructured. Types of curtailments include a reduction in the expected number of years of future service of active employees or the elimination of the right to earn defined benefits for some or all of the future service of employees.

EBITDA
We define EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.

EBITDA Margin
This is EBITDA divided by operating revenues.

Free Cash Flow
We define free cash flow as cash from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.

Goodwill
Goodwill may be created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the consideration given and represents the value of factors that contribute to greater earning power, such as a good reputation, customer loyalty or intellectual capital.

Long-Term Debt to Total Shareholders’ Equity
This is long-term debt (including any portion due within one year) divided by shareholders’ equity.

Market Capitalization
This is BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.

Operating Margin
Operating income divided by operating revenues.

Price to Book Ratio
BCE Inc.’s share price at the end of the year divided by the book value per share.

Price to Cash Flow Ratio
BCE Inc.’s share price at the end of the year divided by the cash flow per share. Cash flow per share is cash flow from operating activities less capital expenditures divided by the average number of common shares outstanding.

Price to Earnings Ratio
BCE Inc.’s share price at the end of the year divided by earnings per share.

Return on Equity
Return on common shareholders’ equity is net earnings available to common shares as a percentage of average common shareholders’ equity.

Settlement
A company makes a settlement when it substantially settles all or part of an accrued benefit obligation. An example is a lump-sum cash payment to employees in exchange for their right to receive future benefits.

Total Debt to Total Assets
Total long-term debt (including debt due within one year) divided by total assets.

BCE Inc. – 2008 Annual Report   121

Board of Directors
 At March 11, 2009

Thomas C. O’Neill, FCA
Toronto, Ontario
Chair of the Board,
BCE Inc. and Bell Canada
Director since
January 2003

André Bérard, O.C.
Montréal, Québec
Corporate Director
Director since
January 2003

Ronald A. Brenneman
Calgary, Alberta
President and Chief
Executive Officer,
Petro-Canada
Director since
November 2003	George A. Cope
Toronto, Ontario
President and Chief
Executive Officer,
BCE Inc. and Bell Canada
Director since July 2008

Anthony S. Fell, O.C.
Toronto, Ontario
Corporate Director
Director since
January 2002

Donna Soble Kaufman
Toronto, Ontario
Corporate Director
and Lawyer
Director since June 1998	Brian M. Levitt
Montréal, Québec
Partner and Co-Chair,
Osler, Hoskin &
Harcourt LLP
Director since May 1998

The Honourable
Edward C. Lumley, P.C.
South Lancaster, Ontario
Vice-Chairman,
BMO Nesbitt Burns Inc.
Director since
January 2003

James A. Pattison, O.C., O.B.C.
Vancouver, British Columbia
Chairman and Chief
Executive Officer,
The Jim Pattison Group
Director since
February 2005	Paul M. Tellier, P.C., C.C., Q.C. Montréal, Québec Corporate Director Director since April 1999 Victor L. Young, O.C. St. John’s, Newfoundland and Labrador Corporate Director Director since May 1995

COMMITTEES OF THE BOARD
 Members of Committees of the Board

AUDIT COMMITTEE
T.C. O’Neill (Chair), A. Bérard, A.S. Fell, V.L. Young

The audit committee assists the board in the oversight of:

  the integrity of BCE Inc.’s financial statements and related information

  BCE Inc.’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditor the performance of both the external and internal auditors management’s responsibility for reporting on internal controls and risk management.

PENSION FUND COMMITTEE (PFC)
V.L. Young (Acting Chair), R.A. Brenneman, B.M. Levitt, P.M. Tellier

The PFC assists the board in the oversight of:

  the administration, funding and investment of BCE Inc.’s pension plans and fund the unitized pooled fund sponsored by BCE for the collective investment of the fund and the participant subsidiaries’ pension funds.

CORPORATE GOVERNANCE COMMITTEE (CGC)
D. Soble Kaufman (Chair), A. Bérard, E.C. Lumley, J.A. Pattison

The CGC assists the board in:

  developing and implementing BCE Inc.’s corporate governance guidelines identifying individuals qualified to become members of the board determining the composition of the board and its committees determining the directors’ remuneration for board and committee service developing and overseeing a process to assess the Chair of the board, the board, committees of the board, Chairs of committees and individual directors reviewing and recommending for board approval BCE Inc.’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE (MRCC)
P.M. Tellier (Chair), R.A. Brenneman, A.S. Fell

The MRCC assists the board in the oversight of the:

  compensation, nomination, evaluation and succession of officers and other management personnel health and safety policies and practices.

122   BCE Inc. – 2008 Annual Report

Executives
 At March 11, 2009

George A. Cope
President and Chief
Executive Officer
of BCE Inc.
and Bell Canada

J. Trevor Anderson
Executive Vice-President –
Network, Bell Canada

Stéphane Boisvert
President – Enterprise,
Bell Canada

Charles W. Brown
President – Small and
Medium Business
and Bell West,
Bell Canada	Michael Cole
Executive Vice-President
and Chief Information
Officer, Bell Canada

Kevin W. Crull
President – Residential
Services, Bell Canada

Wade Oosterman
President – Bell Mobility
and Chief Brand Officer,
Bell Canada

John Sweeney
President – Wholesale, Bell Canada

Mary Ann Turcke
Executive Vice-President – Field Services, Bell Canada

Martine Turcotte
Executive Vice-President and Chief Legal and Regulatory Officer, BCE Inc. and Bell Canada

Siim A. Vanaselja Executive Vice-President and Chief Financial Officer, BCE Inc. and Bell Canada David D. Wells Executive Vice-President –Corporate Services, BCE Inc. and Bell Canada

BCE Inc. – 2008 Annual Report   123

Shareholder Information – Tax Information

SHARE FACTS

SYMBOL
BCE

LISTINGS
TSX and NYSE stock exchanges
You will find a summary of the differences between our governance practices and the NYSE corporate governance rules in the governance section of our website at www.bce.ca.

COMMON SHARES OUTSTANDING
803,056,958 as at December 31, 2008

QUARTERLY DIVIDEND*
$0.385 per common share

2009 DIVIDEND SCHEDULE*

Record Date March 16, 2009 June 15, 2009 September 15, 2009 December 15, 2009	Payment Date April 15, 2009 July 15, 2009 October 15, 2009 January 15, 2010

* Subject to dividends being declared by the board of directors

TAX INFORMATION

DIVIDENDS AND CAPITAL GAINS ON YOUR SHARES
Shareholders are required to pay tax on dividends as well as any capital gains they realize when they sell their shares or are deemed to have sold them. If you received Nortel Networks common shares in May 2000 and/or Bell Aliant Regional Communications Income Fund units in July 2006, you should contact BCE Inc.’s Investor Relations group to learn more on the tax implications impact on your cost or visit www.bce.ca.
     Since January 1, 2006 and unless stated otherwise, dividends paid by BCE to Canadian residents are eligible dividends as per the Canadian Income Tax Act. Since March 24, 2006 and unless stated otherwise, dividends paid by BCE to Québec residents also qualify as eligible dividends.

FOREIGN INVESTORS
Dividends paid or credited to non-residents of Canada are subject to a 25% withholding tax unless reduced by treaty. Under current tax treaties, U.S. and U.K. residents are subject to a 15% withholding tax.

U.S. INVESTORS
We are required to solicit taxpayer identification numbers (TIN) and Internal Revenue Service (IRS) Form W-9 certifications of residency from certain U.S. investors. Where these have not been received, we may be required to deduct the IRS’ specified backup withholding tax. For additional information, please contact BCE Inc.’s Investor Relations group or the transfer agent, Computershare Trust Company of Canada.

NORMAL COURSE ISSUER BID

On December 19, 2008, BCE Inc. received acceptance from the Toronto Stock Exchange (TSX) of its Notice of Intention to Make a Normal Course Issuer Bid (Notice of Intention). The filing of this notice allows BCE Inc. to repurchase for cancellation, from December 23, 2008 to December 22, 2009, up to 40,000,000 of its common shares, representing approximately 5% of BCE Inc.’s 807,049,958 issued and outstanding common shares as of December 5, 2008. Purchases may be made through the TSX and/or the New York Stock Exchange (NYSE) or by such other means as may be permitted by the TSX and/or the NYSE, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by a securities regulatory authority and block purchases in accordance with the TSX policies. In the event that BCE Inc. purchases common shares by pre-arranged crosses, exempt offers and private agreements, the purchase price of the common shares may be different than the market price of the common shares at the time of the acquisition. A copy of the Notice of Intention is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. You can also obtain a copy on request without charge from BCE Inc.’s Investor Relations group.

SHAREHOLDER SERVICES

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
This plan provides a convenient method for eligible holders of common shares to reinvest their dividends and make optional cash contributions to purchase additional common shares without brokerage costs.

DIVIDEND DIRECT DEPOSIT SERVICE
Avoid postal delays and trips to the bank by joining the dividend direct deposit service.

E-DELIVERY SERVICE

Enrol in our e-delivery service to receive the proxy material, the annual report and/or quarterly documents by e-mail. By doing so, you will receive your documents faster and in an environmentally friendly manner while helping your company reduce printing and postage costs.

MANAGE YOUR SHAREHOLDER ACCOUNT
Enrol in Investor Centre on www.computershare.com and benefit from a wide variety of self-service tools to help track and manage your shares.

DUPLICATE MAILINGS
Help us control costs and eliminate duplicate mailings by consolidating your accounts.

For more details on any of these services, registered shareholders (shares are registered under your name) must contact the transfer agent. Non-registered shareholders must contact their brokers.

124   BCE Inc. – 2008 Annual Report

CONTACT INFORMATION

TRANSFER AGENT AND REGISTRAR
For information on shareholder services or any other inquiries regarding your account (including stock transfer, address change, lost certificates and tax forms), contact:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

e-mail bce@computershare.com

tel	514 982-7555 or 1 800 561-0934 (toll free in Canada and the U.S.)
fax	416 263-9394 or 1 888 453-0330 (toll free in Canada and the U.S.) or visit their website at www.computershare.com.

INVESTOR RELATIONS
Building A, 6th Floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec H3E 3B3

e-mail tel fax	investor.relations@bce.ca 1 800 339-6353 514 786-3970 or visit the Investors section on our website at www.bce.ca.

Trademarks: The following is a list of all our trademarks referred to and used as such in this annual report. Aliant and xwave are trademarks of Bell  Aliant Regional Communications, Limited Partnership; BCE is a trademark of BCE Inc.; Bell, Bell Canada, Bell Internet, Bell Mobility, Bell Nordiq, Bell TV and Sympatico are trademarks of Bell Canada; Expertech is a trademark of Expertech Network Installation Inc.; Solo is a trademark of Bell Mobility Inc.; Télébec is a trademark of Telebec Limited Partnership; The Source by Circuit City is a trademark of Circuit City Stores West Coast, Inc.; Virgin is a trademark of Virgin Enterprises Limited. We believe that our trademarks and domain names are very important to our success. Our exclusive trademark rights are perpetual provided that their registrations are timely renewed and that the trademarks are used in commerce by us or our licensees. We take appropriate measures to protect, renew and defend our trademarks. We also spend considerable time and resources overseeing, registering, renewing, licensing and protecting our trademarks and domain names and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others. Any other trademarks, or corporate, trade or domain names used in this report are the property of their owners including the following. BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world – Used under license from Research In Motion Limited; CGI is a trademark of CGI Group Inc.; CTVglobemedia is a trademark of CTV Inc.; FSC is a trademark of Forest Stewardship Council, A.C.; GSM is a trademark of GSM MOU Association; Microsoft, MSN and Windows Mobile are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries; NHL is a registered trademark of the National Hockey League; Nimiq is a trademark of Telesat Canada; TELUS is a trademark of TELUS Corporation; VANOC and 2010 Winter Games are trademarks of the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games; WWF is a trademark of World Wide Fund for Nature.

Cette publication est disponible en français. BCE’s annual report is printed with vegetable-based ink and is recyclable.

© Bell Canada, 2009. All rights reserved.